As filed with the Securities and Exchange Commission on June 14, 2004

Registration No. 333-114533

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

TO

FORM S-3

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

MINE SAFETY APPLIANCES COMPANY

(Exact name of Registrant as specified in its charter)

PENNSYLVANIA

(State or other jurisdiction of incorporation or organization)

25-0668780

(I.R.S. Employer Identification No.)

121 Gamma Drive

RIDC Industrial Park

O’Hara Township

Pittsburgh, PA 15238

(412) 967-3000

(Address, Including Zip Code, and Telephone Number, Including Area Code, of each Registrant’s Principal Executive Offices)

John T. Ryan III

Chairman and Chief Executive Officer

121 Gamma Drive

RIDC Industrial Park

O’Hara Township

Pittsburgh, PA 15238

(412) 967-3000

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Richard B. Aftanas, Esq.	Gary I. Horowitz, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP	Simpson Thacher & Bartlett LLP
4 Times Square	425 Lexington Avenue
New York, New York 10036	New York, New York 10017
(212) 735-3000	(212) 455-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box:  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(4)
Common Stock, no par value(3)	3,027,000 shares	$28.59	$86,541,930	$10,964.86

(1)	Includes shares of common stock that the underwriters will have the right to purchase to cover over-allotments, if any.
(2)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(c) of the Securities Act of 1933, as amended, based on the average of the high and low prices per share of the registrant’s common stock as reported on the American Stock Exchange on April 14, 2004.
(3)	Includes preferred stock purchase rights, which prior to the occurrence of certain events, will not be exercisable or evidenced separately from the common stock.
(4)	Previously paid in connection with the filing of the initial Registration Statement.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. The selling shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and the selling shareholders are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	June 10, 2004

2,632,174 Shares

MINE SAFETY APPLIANCES COMPANY

Common Stock

The selling shareholders are offering 2,632,174 shares of our common stock. We will not receive any proceeds from the sale of the shares of our common stock sold by the selling shareholders.

Our common stock is listed on the American Stock Exchange, and we have applied to list our common stock on the New York Stock Exchange, under the symbol “MSA.” On June 10, 2004, the reported last sale price of our common stock on the American Stock Exchange was $34.00 per share.

Investing in our common stock involves a high degree of risk. Before buying any shares, you should carefully consider the risk factors described in “ Risk factors” beginning on page 8.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to the selling shareholders	$	$

The underwriters may also purchase up to an additional 394,826 shares of common stock from one of the selling shareholders, the MSA Non-Contributory Pension Plan for Employees, at the public offering price, less underwriting discounts and commissions, within 30 days from the date of this prospectus. The underwriters may exercise this option only to cover over-allotments, if any. If the underwriters exercise the option in full, the total underwriting discounts and commissions will be $                    , and the total proceeds, before expenses, to the selling shareholders will be $            .

The underwriters are offering the common stock as set forth under “Underwriting.” Delivery of the shares of common stock will be made in New York, New York on or about                     , 2004.

UBS Investment Bank

Robert W. Baird & Co.        KeyBanc Capital Markets

The date of this prospectus is             , 2004.

FIRE LINE

A Passion to Protect.

Since 1914.

MSA

You should only rely on the information contained or incorporated by reference in this prospectus. We have not and the underwriters have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus. The selling shareholders are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

Forward-looking statements

This prospectus, including the sections entitled “Prospectus summary,” “Risk factors,” “Management’s discussion and analysis of financial condition and results of operations” and “Business,” and the documents incorporated by reference in this prospectus contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These risks and other factors include, among other things, those listed under “Risk factors,” and elsewhere in this prospectus and in the documents incorporated by reference in this prospectus. In some cases, you can identify forward-looking statements by words such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue” or the negative of these terms or other comparable words. These statements are only predictions and are not guarantees of future performance. Therefore, actual events or results may differ materially from those expressed or forecast in these forward-looking statements. In evaluating these statements, you should specifically consider various factors, including the risks outlined under “Risk factors” in this prospectus.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We are under no duty to update publicly any of the forward-looking statements after the date of this prospectus whether as a result of new information, future events or otherwise.

i

Prospectus summary

The following summary highlights selected information in this prospectus, but it may not contain all of the information that you should consider before deciding to invest in our common stock. You should read this prospectus carefully, including the “Risk factors” section and the consolidated financial statements, including the notes thereto, included elsewhere in this prospectus, as well as the documents incorporated by reference herein. In this prospectus, all references to “we,” “us,” “our” and “MSA” refer to Mine Safety Appliances Company and its subsidiaries, unless the context otherwise requires or it is otherwise indicated.

OVERVIEW

We are a global leader in the development, manufacture and supply of sophisticated products that protect people’s health and safety. Sophisticated safety products typically integrate any combination of electronics, mechanical systems and advanced materials to protect users against hazardous or life threatening situations. Our comprehensive line of safety products are used by workers around the world in the fire service, homeland security, construction and other industries, as well as the military. This broad product offering includes self-contained breathing apparatus, or SCBAs, gas masks, gas detection instruments, head protection, respirators and thermal imaging devices. Additionally, we also provide a broad offering of consumer and contractor safety products through retail channels. Our net sales from continuing operations have increased from approximately $509.7 million in 2001 to approximately $696.5 million in 2003, a compound annual growth rate of 16.9%. Excluding the favorable currency exchange effects of approximately $36.6 million, our net sales from continuing operations have increased from approximately $509.7 million in 2001 to approximately $659.9 million in 2003, a compound annual growth rate of 13.8%. We achieved these results through growth in the markets we serve and increased penetration of those markets at a rate that we believe is greater than that of our peers.

We dedicate significant resources to research and development, which allows us to produce innovative, sophisticated safety products that are often first to market and exceed industry standards. Our global product development teams include cross-geographic and cross-functional members from various areas throughout the company, including research and development, marketing, sales, operations and quality management. Our engineers and technical associates work closely with the safety industry’s leading standards-setting groups and trade associations, such as the National Institute for Occupational Safety and Health, or NIOSH, and the National Fire Protection Association, or NFPA, to develop industry product requirements and standards and anticipate their impact on our product lines. Evidencing our commitment to innovation, in 2003, we generated nearly one-third of our net sales from new products introduced over the prior three years.

We tailor our product offerings and distribution strategy to satisfy distinct customer preferences that vary across geographic regions. We believe that we best serve these customer preferences by organizing our business into the following three geographic segments: North America; Europe; and International. Our net sales from continuing operations for the quarter ended March 31, 2004 were approximately $129.6 million, $39.4 million and $25.5 million, and for the year ended December 31, 2003 were approximately $452.6 million, $146.2 million and $97.7 million, for the North America, Europe and International segments, respectively.

INDUSTRY BACKGROUND

We believe the worldwide personal protection equipment market, including the sophisticated safety products market in which we compete, generated net sales in excess of $5.0 billion in 2003. The industry supplying this market is broad and highly fragmented with few participants able to offer a comprehensive line of safety products. Generally, global demand for safety products has been stable because purchases of these products are non-discretionary since they protect workers in hazardous and life-threatening work environments and because their use is often mandated by government and industry regulations.

Several trends are reshaping the worldwide personal protection equipment market, including the following:

➢	Heightened global awareness of and commitment to worker safety.

➢	Integration of electronics into safety products.

➢	Focus on domestic preparedness and homeland security.

We believe that those developers, manufacturers and suppliers of safety products that can best meet the challenges and opportunities created by these industry trends will be best positioned to capture greater market share.

COMPETITIVE STRENGTHS

We believe the following strengths are critical to our success and continue to provide us with competitive advantages:

Strong, trusted and well-recognized brand representing a long-standing dedication to safety.    Since 1914, we have been dedicated to protecting the health and safety of workers throughout the world. While our original customers were workers in the mining industry, we have evolved to supply the fire service, homeland security, construction and other industries and the military, as well as retail consumers and contractors, with high-quality, sophisticated safety products. The MSA brand, associated with durability and reliability, has helped us cultivate a loyal customer base. End-users have a strong preference for safety equipment from recognized manufacturers with a proven track record of producing quality products because they depend upon this equipment to protect them in hazardous or life-threatening situations.

Innovative product offering with expertise in safety and electronics integration.    Over the course of our 90-year history of protecting people’s health and safety, we have developed an expertise in creating both electronic instruments and safety products. We believe that the skills we have developed and our ability to create integrated products across these two areas of expertise provide us with a competitive advantage. We also benefit from the fact that we have the in-house engineering, technological and operational capabilities to integrate gas detection, communication and thermal imaging technologies with advanced respiratory and head protection products.

Diverse portfolio of safety products, sold to a wide range of end-users, across diverse geographic markets.    We have a comprehensive line of personal safety products. MSA’s broad range of products protect the health and safety of end-users in more than 120 countries in industries as diverse as manufacturing, chemical, steel, construction, hazardous materials, oil and gas, power plant, utility, shipbuilding, agricultural and paper, as well as sectors including first responders and the military. We believe that this end-market diversity helps mitigate the effects of an economic downturn in any particular industry or geographic region. We also have a diverse customer base, with no single non-military customer accounting for more than 2.0% of our 2003 net sales, and no single military customer accounting for more than 4.3% of our 2003 net sales. Our U.S. military customers, which are comprised of multiple U.S. government entities, including the U.S. Department of Defense, represented the largest group of military customers based on our 2003 net sales and accounted for approximately 12% of such sales.

Strong relationships with leading safety equipment distributors in North America.    We conduct a significant portion of our global sales through distributors, with virtually all non-military sales in North America being made through various industry distribution channels. We have developed strong strategic relationships with key safety products distributors in North America as a result of our dedicated sales force, our strong brand name and our broad product offering. To generate demand, our sales force works jointly with select distributors to call on end-users of our products to educate them about hazards, exposure limits, safety requirements and product applications, as well as specific performance requirements of our products. We believe this strategy allows us to deliver a customer value proposition that differentiates our products and services from those of our competitors resulting in increased customer loyalty and demand.

Ability to anticipate and adapt quickly to market requirements.    The safety products market is constantly evolving as a result of regulatory bodies and standard-setting entities updating their requirements at five-year intervals, new hazard assessments and the integration of new technologies into personal protective equipment. This gives us an opportunity to develop, manufacture and often be the first to introduce new products to meet changes in standards and performance requirements. Because of our technological sophistication, our participation on global standard-setting bodies, our commitment to research and development and our knowledgeable sales organization, we believe we are well positioned to anticipate and adapt to the needs of changing product standards and gain the approvals and certifications necessary to meet new government and multi-national product regulations.

Experienced management team.    We have an experienced senior management team. Our chairman and chief executive officer, John T. Ryan III, vice president and president of MSA North America, William M. Lambert, and vice president, chief financial officer and treasurer, Dennis L. Zeitler, have worked at MSA for approximately 35, 23 and 27 years, respectively. Under the leadership of these key members of management, we have successfully improved operations, integrated acquisitions and increased market share. Additionally, the top 80 members of our global management team have worked at MSA for an average of 18 years.

GROWTH STRATEGY

We are executing a targeted growth strategy designed to capitalize on our strong customer relationships, leverage our expertise in developing innovative products and improve our operational efficiency. Our growth strategy includes the following:

Identify and develop promising new markets.    Our safety products have wide-ranging applications across many markets. We continue to identify, develop and produce safety products that meet the needs of attractive new markets where there are growing demands for MSA’s safety solutions. We identify these new markets using criteria such as market size, growth potential, opportunities created by regulation and our ability to transfer existing technologies to new applications. We believe that we will be successful in developing new market opportunities as a result of our brand reputation, electronics expertise, adaptability, strong distributor relationships and the reliability and innovation of our designs.

Focus on innovation and new product introductions.    Our focus on innovation and new product introductions allows us to provide unique safety solutions to customers with fast-to-market product development. We plan to continue to dedicate significant financial and human resources to research and development and to work closely with customers and potential customers to develop these solutions. Internally, we monitor our success in this area by measuring the percentage of annual net sales from new products introduced over the prior three years. In 2003, we generated nearly one-third of our net sales from new products, an achievement which represents an increasing trend for us over the past five years. Consistent with our prior performance, we expect to continue to focus our resources on a high-quality new product development pipeline with staged introductions over the coming three-to-five year period.

Further strengthen relationships with major distributors.    We continue to invest in our sales organization and information technology systems in order to support and strengthen our distributor relationships. To better serve our customers, we are hiring market specialists and training them to have more specialized knowledge of our growing product lines. We are also organizing our sales force into teams in order to provide broader coverage of our distributors. In terms of information technology, we are further investing in our online ePartner Network and our SAP System, which we installed six years ago, so that we may continue to be recognized by our distributors as their most integrated vendor. We intend to further enhance our growth prospects by continuing to work closely with our distributors, understand their business needs and integrate our systems to improve the efficiency and effectiveness of the distribution supply chain management process.

Optimize factory performance and drive operational excellence.    We have a successful track record of significantly improving operating margins. Our DRIVE for Excellence initiative focuses on process excellence, resulting in reduced costs, increased inventory turns, improved operations and more efficient and effective supply chain management processes. In addition, initiatives in Lean Sigma, a combination of Lean Manufacturing and Six Sigma programs, have continued to benefit our business. An immediate benefit from Lean Sigma is improved asset utilization and factory efficiency. We plan to further drive operational excellence through our efforts to capture and implement best practices at our facilities around the world. We intend to effect further process improvements and cost reductions through these shared best practices and by optimizing the use of our global manufacturing capacity.

Position international business to capture growth.    Our international operations represent a key opportunity for our overall growth. The core international growth markets in which we currently have a presence are China, Australia, South Africa and Brazil. To accelerate our penetration of the Asia-Pacific region, our largest international market, we are focusing our international expansion efforts on new opportunities in countries such as Malaysia, Korea and Taiwan. The growth in our International segment is driven by a number of factors, including heightened awareness of worker safety needs, increased promulgation and enforcement of safety regulations and increased overseas manufacturing. We believe we will continue to benefit from these trends by expanding our already significant manufacturing, sales and customer service presence overseas.

Pursue strategic acquisitions.    The safety products industry offers a broad range of products, is highly fragmented and is characterized by many product manufacturers that offer only single product lines. We have successfully acquired and integrated several complementary personal protection equipment companies. We maintain a strong balance sheet with sufficient liquidity to provide capital resources both to invest in the growth of our existing businesses and to allow us to move rapidly and with certainty when acquisition opportunities of interest arise in our industry. We intend to continue to selectively pursue acquisitions that will add complementary product offerings, provide access to new geographic markets and distribution channels and expand our technological capabilities.

PRINCIPAL EXECUTIVE OFFICES

MSA is a Pennsylvania corporation formed in 1914. Our principal executive offices are located at 121 Gamma Drive, RIDC Industrial Park, O’Hara Township, Pittsburgh, Pennsylvania 15238, and our telephone number is (412) 967-3000. We maintain a website at www.msanet.com where general information about our business is available. The information contained in our website is not a part of this prospectus.

The offering

Common stock being offered by the selling shareholders	2,632,174 shares

Common stock to be outstanding after this offering	40,610,059 shares

Use of proceeds

We will not receive any proceeds from the sale of shares offered by the selling shareholders. The selling shareholders will receive all net proceeds from the sale of shares of our common stock in this offering. See “Use of proceeds.”

American Stock Exchange symbol; proposed New York Stock Exchange symbol	MSA

Dividend policy

We currently pay a regular quarterly cash dividend. In 2003, we paid cash dividends totaling $0.26 per share of common stock. See “Dividend policy” for a discussion of the factors that will affect the determination by our board of directors to declare dividends, as well as other matters concerning our dividend distribution.

Unless otherwise indicated, common stock to be outstanding after this offering is based on 40,610,059 shares outstanding as of June 9, 2004, including 3,549,719 shares of common stock held by our Stock Compensation Trust. Earnings per share data presented in this prospectus excludes shares of common stock held by our Stock Compensation Trust. The shares held by our Stock Compensation Trust are available to satisfy our obligations under our stock incentive plans, which include 2,196,201 options granted to our officers and directors, 1,899,136 of which are currently exercisable or will become exercisable within 60 days. Except as otherwise indicated, the information in this prospectus assumes the underwriters’ over-allotment option is not exercised.

The selling shareholders in this offering include the MSA Non-Contributory Pension Plan for Employees, the Pittsburgh Oratory, John T. Ryan III, our chairman and chief executive officer, and certain members of the Ryan family. The 2,068,674 shares being offered by the MSA Pension Plan reflect approximately 79% of the common stock being offered hereby. As a result of the recent performance of our common stock, the trading price of which has increased approximately 200% in the last 12 months, the selling stockholders are offering their shares at this time for the purpose of diversifying their respective portfolios.

Summary of selected financial data

The summary of our selected financial data set forth below for the years ended December 31, 1999, 2000, 2001, 2002 and 2003 and for the three months ended March 31, 2003 and 2004 and as of December 31, 2003 and March 31, 2004 should be read in conjunction with “Selected historical financial data,” “Management’s discussion and analysis of financial condition and results of operations,” and our historical consolidated financial statements, including the respective notes thereto, appearing elsewhere or incorporated by reference in this prospectus. In the opinion of management, the interim financial information presented below includes all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of our results of operations and financial position for such periods. Interim results are not necessarily indicative of full year results. All share and per share information in this prospectus has been adjusted to reflect the 3-for-1 stock splits of our common stock effected on May 24, 2000 and January 28, 2004.

Statement of operations data:	Years ended December 31,					For the three months ended March 31,
	1999	2000	2001	2002	2003	2003	2004
	(dollars in thousands, except per share data)
Net sales	$462,166	$468,307	$509,736	$564,426	$696,473	$160,391	$194,490
Other income	3,619	2,444	2,776	2,271	1,724	96	786
Cost of products sold(a)	282,687	277,972	292,940	331,215	408,219	93,853	109,331
Selling, general and administrative(a)	131,281	124,840	130,092	140,924	170,081	39,096	47,730
Research and development	15,235	15,988	16,740	20,372	21,722	5,042	5,215
Depreciation and amortization	20,550	20,936	22,590	21,525	23,208	5,393	5,820
Interest expense	3,916	4,040	5,349	4,769	4,564	1,119	514
Currency exchange (gains) losses	(694)	(444)	1,197	(191)	(3,356)	(1,150)	667
Provision for income taxes	3,098	8,531	17,753	16,870	24,835	6,635	9,861
Net income from continuing operations	9,712	18,888	25,851	31,213	48,924	10,499	16,138
Net income from discontinued operations(b)	6,614	4,351	5,780	3,864	2,685	1,514	—
Gain on sale of discontinued operations—after tax(b)	—	—	—	—	13,658	—	—
Change in reporting period, net of tax(c)	(1,192)	—	—	—	—	—	—

Net income	$15,134	$23,239	$31,631	$35,077	$65,267	$12,013	$16,138

Earnings per share data:
Basic per common share continuing operations	$.22	$.51	$.72	$.85	$1.33	$.29	$.44
Diluted per common share continuing operations	.22	.51	.71	.85	1.31	.29	.43
Dividends paid per common share	.15	.16	.18	.22	.26	.06	.07
Weighted average number of common shares outstanding—basic	38,917	36,904	35,729	36,512	36,730	36,631	36,964

(footnotes on following page)

	As of December 31,	As of March 31,
Balance sheet data:	2003	2004
	(dollars in thousands, except per share data)
Working capital(d)	$206,216	$221,521
Working capital ratio(d)	2.8	2.9
Net property	120,560	120,069
Total assets(e)	643,885	663,428
Long-term debt	59,915	59,717
Common shareholders’ equity	306,867	320,887
Equity per common share	8.31	8.67

(a)	Noncash pension income, pre-tax, was approximately $10.2 million, $14.9 million, $15.0 million, $13.1 million and $8.8 million for the years ended December 31, 1999, 2000, 2001, 2002 and 2003, respectively. These represent the aggregate amounts included in costs of products sold and selling, general and administrative expenses.
(b)	On September 12, 2003, we sold certain assets of the Callery Chemical Division to BASF Corporation for approximately $64.6 million. The operating results of the Callery Chemical Division and the gain on the sale of such division have been classified as discontinued operations for all periods presented, except for the three months ended March 31, 2004. Net income from discontinued operations for 2002 includes approximately $42,000 of expenses directly related to the sale of the division.
(c)	In 1999, the fiscal year end for certain international affiliates was changed from November 30th to December 31st. The after-tax effect of the change in reporting period is included in the 1999 income statement as a change in accounting principle.
(d)	Working capital at December 31, 2003 excludes assets held for sale.
(e)	Total assets include approximately $2.3 million of assets held for sale at December 31, 2003.

Risk factors

You should carefully consider the risks described below together with all of the other information contained or incorporated by reference in this prospectus before you decide to invest in our common stock. If any of the following risks actually occur, our business, financial condition or results of operations could suffer. In that event, the trading price of our common stock could decline, and you may lose all or part of your investment.

RISKS RELATED TO OUR BUSINESS

A reduction in the spending patterns of government agencies could materially and adversely affect our net sales, earnings and cash flow.

The demand for our products sold to the fire services industry, the homeland security market and to U.S. government agencies, including the Department of Defense, is, in large part, driven by available government funding. The level of government funding in these areas has increased significantly since the tragedies of September 11, 2001 and has fueled the demand for many of our products such as SCBAs and gas masks. Approximately 12%, or $83.7 million, of our net sales for the year ended December 31, 2003 were made directly to U.S. government entities, including the Department of Defense. As of April 15, 2004, we had three firm fixed-price contracts with an aggregate value exceeding $78.0 million with the U.S. Army to produce Advanced Combat Helmets. Government budgets are set annually and we cannot assure you that government funding will be sustained at the same level in the future. A significant reduction in available government funding in the future could materially and adversely affect our net sales, earnings and cash flow.

The markets in which we compete are highly competitive, and some of our competitors have greater financial and other resources than we do. The competitive pressures faced by us could materially and adversely affect our business, results of operations and financial condition.

The safety products market is highly competitive, with participants ranging in size from small companies focusing on single types of safety products, to large multinational corporations that manufacture and supply many types of safety products. Our main competitors vary by region and product. We believe that participants in this industry compete primarily on the basis of product characteristics (such as functional performance, agency approvals, design and style), price, brand name trust and recognition, and customer service. Some of our competitors have greater financial and other resources than we do and our cash flows from operations could be adversely affected by competitors’ new product innovations, technological advances made to competing products and pricing changes made by us in response to competition from existing or new competitors. We may not be able to compete successfully against current and future competitors and the competitive pressures faced by us could materially and adversely affect our business, results of operations and financial condition.

If we fail to introduce successful new products or extend our existing product lines, we may lose our market position and our financial performance may be materially and adversely affected.

In the safety products market, there are frequent introductions of new products and product line extensions. If we are unable to identify emerging consumer and technological trends, maintain and improve the competitiveness of our products and introduce new products, we may lose our market position, which could have a material adverse effect on our business, financial condition and results of

Risk factors

operations. In 2003, approximately 30% of our net sales came from products that we introduced in the prior three years. Although we continue to invest significant resources in research and development and market research, continued product development and marketing efforts are subject to the risks inherent in the development of new products and product line extensions, including development delays, the failure of new products and product line extensions to achieve anticipated levels of market acceptance and the cost of failed product introductions.

Product liability claims could have a material adverse effect on our business, operating results and financial condition.

We face an inherent business risk of exposure to product liability claims arising from the alleged failure of our products to prevent the types of personal injury or death against which they are designed to protect. Although we have not experienced any material uninsured losses due to product liability claims, it is possible that we could experience material losses in the future.

We are presently named as a defendant in approximately 1,850 lawsuits primarily involving respiratory protection products allegedly manufactured and sold by us. Collectively, these lawsuits represent a total of approximately 30,000 plaintiffs. Approximately 85% of these lawsuits involve plaintiffs alleging they suffer from silicosis, with the remainder alleging they suffer from other or combined injuries, including asbestosis. These lawsuits typically allege that these conditions resulted in part from respirators that were negligently designed or manufactured by us. Consistent with the experience of other companies involved in silica and asbestos-related litigation, there has been an increase in the number of asserted claims that could potentially involve us. We cannot determine our potential liability, if any, for such claims, in part because the defendants in these lawsuits are often numerous, the claims generally do not specify the amount of damages sought and our product’s involvement is speculative. With some limited exceptions, we maintain insurance against product liability claims and reserves for uninsured product liability claims, but it is possible that our insurance coverage will not continue to be available on terms acceptable to us or that such coverage or our reserves, as the case may be, will not be adequate for liabilities actually incurred.

In the event any of our products prove to be defective, we could be required to recall or redesign such products. In addition, we may voluntarily recall or redesign certain products that could potentially be harmful to end users. A successful claim brought against us in excess of available insurance coverage, or any claim or product recall that results in significant expense or adverse publicity against us, could have a material adverse effect on our business, operating results and financial condition.

Our ability to market and sell our products is subject to existing regulations and standards. Changes in such regulations and standards or our failure to comply with them could materially and adversely affect our results of operations.

Most of our products are required to meet performance and test standards designed to protect the health and safety of people around the world. Our inability to comply with these standards may materially and adversely affect our results of operations. Changes in regulations could reduce the demand for our products or require us to reengineer our products, thereby creating opportunities for our competitors. Regulatory approvals for our products may be delayed or denied for a variety of reasons that are outside of our control.

We have significant international operations, and we are subject to the risks of doing business in foreign countries.

We have significant business operations in approximately 27 foreign countries. In 2003, approximately 35% of our net sales were made by operations located outside the United States. Our international

Risk factors

operations are subject to various political, economic and other risks and uncertainties, which could adversely affect our business. These risks include the following:

➢	unexpected changes in regulatory requirements;

➢	currency exchange rate fluctuations;

➢	changes in trade policy or tariff regulations;

➢	changes in tax laws and regulations;

➢	intellectual property protection difficulties;

➢	difficulty in collecting accounts receivable;

➢	complications in complying with a variety of foreign laws and regulations, some of which conflict with U.S. laws;

➢	increased international instability or potential instability of foreign governments;

➢	the need to take extra security precautions for our international operations; and

➢	costs and difficulties in managing culturally and geographically diverse international operations.

Any one or more of these risks could have a negative impact on the success of our international operations and thereby materially and adversely affect our business as a whole.

Our future results are subject to availability of, and fluctuations in the costs of, purchased components and materials due to market demand, currency exchange risks, material shortages and other factors.

We depend on various components and materials to manufacture our products. Although we have not experienced any difficulty in obtaining components and materials, it is possible that any of our supplier relationships could be terminated. Any sustained interruption in our receipt of adequate supplies could have a material adverse effect on our business, results of operations and financial condition. While we attempt to minimize volatility in component and material pricing primarily by negotiating longer-term supply agreements with fixed prices or fixed price ranges and maintaining multiple sources of key materials, we cannot assure you that we will be able to successfully manage price fluctuations due to market demand, currency risks or material shortages, or that future price fluctuations will not have a material adverse effect on our business, results of operations and financial condition.

If we lose any of our key personnel or are unable to attract, train and retain qualified personnel, our ability to manage our business and continue our growth would be negatively impacted.

Our success depends in large part on the continued contributions of our key management, engineering and sales and marketing personnel, many of whom are highly skilled and would be difficult to replace. Our success also depends on the abilities of new personnel to function effectively, both individually and as a group. If we are unable to attract, effectively integrate and retain management, engineering or sales and marketing personnel, then the execution of our growth strategy and our ability to react to changing market requirements may be impeded, and our business could suffer as a result. Competition for personnel is intense, and we cannot assure you that we will be successful in attracting and retaining qualified personnel. In addition, we do not currently maintain key person life insurance.

We are subject to various environmental laws and any violation of these laws could adversely affect our results of operations.

We are subject to federal, state and local laws, regulations and ordinances relating to the protection of the environment, including those governing discharges to air and water, handling and disposal practices

Risk factors

for solid and hazardous wastes, and the maintenance of a safe workplace. These laws impose penalties for noncompliance and liability for response costs and certain damages resulting from past and current spills, disposals or other releases of hazardous materials. We could incur substantial costs as a result of noncompliance with or liability for cleanup pursuant to these environmental laws. We have identified several known and potential environmental liabilities, which we do not believe are material. Environmental laws have changed rapidly in recent years, and we may be subject to more stringent environmental laws in the future. If more stringent environmental laws are enacted, these future laws could have a material adverse effect on our results of operations.

Our inability to successfully identify, consummate and integrate future acquisitions or to realize anticipated cost savings and other benefits could adversely affect our business.

One of our key operating strategies is to selectively pursue acquisitions. Any future acquisitions will depend on our ability to identify suitable acquisition candidates and successfully consummate such acquisitions. Acquisitions involve a number of risks including:

➢	failure of the acquired businesses to achieve the results we expect;

➢	diversion of our management’s attention from operational matters;

➢	our inability to retain key personnel of the acquired businesses;

➢	risks associated with unanticipated events or liabilities;

➢	potential disruption of our existing business; and

➢	customer dissatisfaction or performance problems at the acquired businesses.

If we are unable to integrate or successfully manage businesses that we may acquire in the future, we may not realize anticipated cost savings, improved manufacturing efficiencies and increased revenue, which may result in material adverse short- and long-term effects on our operating results, financial condition and liquidity. Even if we are able to integrate the operations of our acquired businesses into our operations, we may not realize the full benefits of the cost savings, revenue enhancements or other benefits that we may have expected at the time of acquisition. In addition, even if we achieve the expected benefits, we may not be able to achieve them within the anticipated time frame, and such benefits may be offset by costs incurred in integrating the companies and increases in other expenses.

Because we derive a significant portion of our sales from the operations of our foreign subsidiaries, future exchange rate fluctuations may adversely affect our results of operations and financial condition and may affect the comparability of our results between financial periods.

For the year ended December 31, 2003, our operations in our Europe and International segments accounted for 21% and 14% of our net sales, respectively. The results of our foreign operations are reported in the local currency and then translated into U.S. dollars at the applicable exchange rates for inclusion in our consolidated financial statements. The exchange rates between some of these currencies and the U.S. dollar have fluctuated significantly in recent years and may continue to do so in the future. In addition, because our financial statements are stated in U.S. dollars, such fluctuations may affect our results of operations and financial position and may affect the comparability of our results between financial periods. For example, net sales generated by our Europe segment were $146.2 million in 2003, an increase of $23.8 million, or 19%, from $122.4 million in 2002. When stated in U.S. dollars,

Risk factors

approximately half of the sales increase in Europe was due to the favorable currency translation effects of the stronger Euro. We cannot assure you that we will be able to effectively manage our exchange rate risks or that any volatility in currency exchange rates will not have a material adverse effect on our results of operations and financial condition.

Our continued success depends on our ability to protect our intellectual property. If we are unable to protect our intellectual property, our net sales could be materially and adversely affected.

Our success depends, in part, on our ability to obtain and enforce patents, maintain trade secret protection and operate without infringing on the proprietary rights of third parties. We have been issued patents and have registered trademarks with respect to many of our products, but our competitors could independently develop similar or superior products or technologies, duplicate any of our designs, trademarks, processes or other intellectual property or design around any processes or designs on which we have or may obtain patents or trademark protection. In addition, it is possible that third parties may have, or will acquire, licenses for patents or trademarks that we may use or desire to use, so that we may need to acquire licenses to, or to contest the validity of, such patents or trademarks of third parties. Such licenses may not be made available to us on acceptable terms, if at all, and we may not prevail in contesting the validity of third party rights.

In addition to patent and trademark protection, we also protect trade secrets, know-how and other confidential information against unauthorized use by others or disclosure by persons who have access to them, such as our employees, through contractual arrangements. These agreements may not provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use, misappropriation or disclosure of such trade secrets, know-how or other proprietary information. If we are unable to maintain the proprietary nature of our technologies, our results of operations and financial condition could be materially and adversely affected.

RISKS RELATED TO OUR COMMON STOCK

The market price of our common stock may fluctuate substantially, which could cause the value of your investment to decline.

Securities markets experience significant price and volume fluctuations. This market volatility, as well as general economic or political conditions, could reduce the market price of our common stock. In addition, if our financial results are below the expectations of securities analysts and investors, the market price of our common stock could decrease significantly. Broad market and industry factors may also negatively affect the price of our common stock, regardless of our operating performance. As a result, you may be unable to resell your shares of our common stock at or above the public offering price.

Future sales of our common stock may depress the market price of our common stock.

We cannot predict what effect, if any, future sales of our common stock, or the availability of our common stock for future sale, will have on its market price. Sales of substantial amounts of our common stock in the public market following this offering, or the perception that such sales could occur, could adversely affect its market price and may make it more difficult for you to sell your common stock at a time and price which you deem appropriate. As of June 9, 2004, 37,060,340 shares of common stock were outstanding, excluding 3,549,719 shares of common stock held by our Stock Compensation Trust. The shares held by our Stock Compensation Trust are available to satisfy our obligations under our stock incentive plans, which include 2,196,201 options granted to our officers and directors, 1,899,136 of which are currently exercisable or will become exercisable within 60 days. In addition, the number of

Risk factors

shares of common stock outstanding includes 171,385 shares of common stock which are not currently freely tradable but which may be eligible for resale from time to time subject to the volume, manner of sale and other conditions of Rule 144 under the Securities Act of 1933.

We, our directors and executive officers and each selling shareholder have agreed with the underwriters, subject to limited exceptions, not to sell, offer to sell, contract or agree to sell, hedge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exercisable or exchangeable for shares of common stock, or warrants or other rights to purchase shares of common stock from the date of the initial filing of the registration statement of which this prospectus forms a part and until after the date that is 90 days after the date of this prospectus without the prior written consent of UBS Securities LLC. See “Underwriting.”

The interests of our executive officers and directors who own a significant percentage of our common stock may conflict with our interests or your interests as our public shareholders.

Following this offering, our executive officers, directors, and their family members and direct affiliates will beneficially own approximately 45.1% (or 43.1% if the underwriters exercise their over-allotment option in full) of our outstanding common stock. As a result, these shareholders, if they act together, will exert significant influence over all matters requiring shareholder approval, including the election and removal of our directors, any merger, consolidation or sale of all or substantially all of our assets, as well as any charter amendment and other matters requiring shareholder approval. In addition, there could be potential conflicts of interest when our directors and officers are faced with decisions that could have different implications for our company than for themselves in their capacity as shareholders. There are no specific policies in place with respect to any conflicts that may arise, except those adopted by our audit committee pursuant to the Sarbanes-Oxley Act of 2002 and the rules of New York Stock Exchange, on which our common stock will be listed. We expect conflicts to be resolved on a case-by-case basis, and in a manner consistent with applicable law. We cannot assure you that conflicts will not be resolved in a manner adverse to us, which could harm our business.

Certain provisions in our articles of incorporation and bylaws, as well as Pennsylvania corporate law and our shareholders’ rights plan may discourage a takeover attempt.

Certain provisions in our restated articles of incorporation and amended by-laws, as well as Pennsylvania corporate law and our shareholders’ rights plan may delay or prevent a change in control, discourage bids at a premium over the market price of our common stock and adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. These provisions include:

➢	dividing our board of directors into three classes serving staggered three-year terms;

➢	prohibiting our shareholders from calling a special meeting of shareholders;

➢	requiring advance notice for raising matters of business or making nominations at shareholders’ meetings;

➢	prohibiting the removal of directors without cause; and

➢	prohibiting shareholders’ action by written consent.

We have also implemented a shareholder rights plan which could make an unsolicited takeover more difficult. As a result, all of these provisions may deprive you of the opportunity to sell your shares to potential acquirers at a premium over prevailing market prices. This potential inability to obtain a control premium could reduce the market price of our common stock.

Use of proceeds

We will not receive any proceeds from the sale of shares of our common stock offered by the selling shareholders. The selling shareholders will receive all net proceeds from the sale of shares of our common stock in this offering.

Price range of common stock and dividend payments

Our common stock is listed on the American Stock Exchange under the symbol “MSA.” The following table sets forth, for the periods indicated, the high and low sales prices per share as reported on the American Stock Exchange and the dividends paid or declared by us on our common stock.

	Price Range of Our Common Stock		Dividend /Share
	High	Low
Fiscal year ended December 31, 2001
First Quarter	$8.55	$7.33	$.04
Second Quarter	11.42	8.48	.04
Third Quarter	15.97	10.12	.05
Fourth Quarter	17.30	10.70	.05

Fiscal year ended December 31, 2002
First Quarter	14.40	11.78	.04
Second Quarter	16.83	11.67	.06
Third Quarter	13.58	10.63	.06
Fourth Quarter	13.08	9.13	.06

Fiscal year ended December 31, 2003
First Quarter	12.44	10.17	.06
Second Quarter	14.99	11.76	.06
Third Quarter	19.58	14.21	.07
Fourth Quarter	28.83	17.71	.07

Fiscal year ended December 31, 2004
First Quarter	31.92	21.37	.07

The last reported sale price of our common stock on the American Stock Exchange on June 10, 2004 was $34.00 per share. As of such date, there were 360 registered holders of our shares of common stock.

Dividend policy

We currently pay a regular quarterly cash dividend on our common stock. For the first quarter of 2004, we paid a cash dividend at a rate of $0.07 per share of common stock. While we have declared a dividend in each of the prior 86 years, the declaration and payment of future dividends to holders of our common stock will be at the discretion of our board of directors and will depend upon many factors, including our results of operations, cash requirements, financial condition, legal requirements and other factors that our board of directors may deem relevant.

Selected historical consolidated financial data

The following selected financial data should be read in conjunction with our consolidated financial statements, including the respective notes thereto, as well as the section entitled “Management’s discussion and analysis of financial condition and results of operations,” included elsewhere in this prospectus. The statement of operations data for the fiscal years ended December 31, 2001, 2002 and 2003 and the balance sheet data as of December 31, 2002 and 2003 are derived from our consolidated financial statements that have been audited by PricewaterhouseCoopers LLP, independent registered public accounting firm, and which are included elsewhere or incorporated by reference in this prospectus. The statement of operations data for the three months ended March 31, 2003 and 2004 and the balance sheet data as of March 31, 2004 are derived from our unaudited consolidated condensed financial statements included elsewhere in the prospectus. In the opinion of management, the interim financial information presented below includes all adjustments (consisting of normal returning accruals) necessary for a fair presentation of our results of operations and financial position for such periods. Interim results are not necessarily indicative of full year results. The statement of operations data for the fiscal years ended December 31, 1999 and 2000 and the balance sheet data as of December 31, 1999, 2000 and 2001 are derived from our consolidated financial statements that have been audited by PricewaterhouseCoopers LLP, independent registered public accounting firm, which are not included in this prospectus.

Statement of operations data:	Years ended December 31,					For the three months ended March 31,
	1999	2000	2001	2002	2003	2003	2004
	(dollars in thousands, except per share data)
Net sales	$462,166	$468,307	$509,736	$564,426	$696,473	$160,391	$194,490
Other income	3,619	2,444	2,776	2,271	1,724	96	786
Cost of products sold(a)	282,687	277,972	292,940	331,215	408,219	93,853	109,331
Selling, general and administrative(a)	131,281	124,840	130,092	140,924	170,081	39,096	47,730
Research and development	15,235	15,988	16,740	20,372	21,722	5,042	5,215
Depreciation and amortization	20,550	20,936	22,590	21,525	23,208	5,393	5,820
Interest expense	3,916	4,040	5,349	4,769	4,564	1,119	514
Currency exchange (gains) losses	(694)	(444)	1,197	(191)	(3,356)	(1,150)	667
Provision for income taxes	3,098	8,531	17,753	16,870	24,835	6,635	9,861
Net income from continuing operations	9,712	18,888	25,851	31,213	48,924	10,499	16,138
Net income from discontinued operations(b)	6,614	4,351	5,780	3,864	2,685	1,514	—
Gain on sale of discontinued operations—after tax(b)	—	—	—	—	13,658	—	—
Change in reporting period, net of tax(c)	(1,192)	—	—	—	—	—	—

Net income	$15,134	$23,239	$31,631	$35,077	$65,267	$12,013	$16,138

(footnotes on following page)

Selected historical consolidated financial data

	Years ended December 31,					For the three months ended March 31,
	1999	2000	2001	2002	2003	2003	2004
	(dollars in thousands, except per share data)
Earnings per share data:
Basic per common share continuing operations	$.22	$.51	$.72	$.85	$1.33	$.29	$.44
Diluted per common share continuing operations	.22	.51	.71	.85	1.31	.29	.43
Dividends paid per common share	.15	.16	.18	.22	.26	.06	.07
Weighted average number of common shares outstanding—basic	38,917	36,904	35,729	36,512	36,730	36,631	36,964

	As of December 31,					As of March 31,
Balance sheet data:	1999	2000	2001	2002	2003	2004
	(dollars in thousands, except per share data)
Working capital(d)	$123,085	$114,175	$135,186	$138,182	$206,216	$221,521
Working capital ratio(d)	2.5	2.3	2.6	2.4	2.8	2.9
Net property	163,509	159,586	156,413	130,407	120,560	120,069
Total assets(e)	451,741	489,683	520,698	579,765	643,885	663,428
Long-term debt	36,550	71,806	67,381	64,350	59,915	59,717
Common shareholders’ equity	241,374	225,382	252,451	288,009	306,867	320,887
Equity per common share	6.25	6.35	6.95	7.86	8.31	8.67

(a)	Noncash pension income, pre-tax, was approximately $10.2 million, $14.9 million, $15.0 million, $13.1 million and $8.8 million for the years ended December 31, 1999, 2000, 2001, 2002 and 2003, respectively. These represent the aggregate amounts included in costs of products sold and sales, general and administrative expenses.
(b)	On September 12, 2003, we sold certain assets of the Callery Chemical Division to BASF Corporation for approximately $64.6 million. The operating results of the Callery Chemical Division and the gain on the sale of such division have been classified as discontinued operations for all periods presented, except for the three months ended March 31, 2004. Net income from discontinued operations for 2002 includes approximately $42,000 of expenses directly related to the sale of the division.
(c)	In 1999, the fiscal year end for certain international affiliates was changed from November 30th to December 31st. The after-tax effect of the change in reporting period is included in the 1999 income statement as a change in accounting principle.
(d)	Working capital at December 31, 2003 excludes assets held for sale.
(e)	Total assets include approximately $2.3 million of assets held for sale at December 31, 2003.

Management’s discussion and analysis of financial condition and results of operations

The following discussion and analysis should be read in conjunction with the historical financial statements and other financial information included elsewhere or incorporated by reference in this prospectus, including “Selected historical consolidated financial data.” This discussion contains forward-looking statements that involve risks and uncertainties. The forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about our industry, business and future financial results. Our actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including those discussed in the sections of this prospectus entitled “Risk factors,” “Forward-looking statements” and other sections in this prospectus.

BUSINESS OVERVIEW

We are a global leader in the development, manufacture and supply of sophisticated products that protect people’s health and safety. In recent years, we have concentrated on specific initiatives intended to help improve our competitive position and profitability, including:

➢	identify and develop promising new markets;

➢	focus on innovation and new product introductions;

➢	further strengthen relationships with major distributors;

➢	optimize factory performance and drive operational excellence;

➢	position international business to capture growth; and

➢	pursue strategic acquisitions.

We tailor our product offerings and distribution strategy to satisfy distinct customer preferences that vary across geographic regions. We believe that we best serve these customer preferences by organizing our business into three geographic segments: North America, Europe, and International. Each segment includes a number of operating companies. In 2003, approximately 65%, 21% and 14% of our net sales from continuing operations were made by our North America, Europe and International Segments, respectively.

North America.    Our largest manufacturing and research and development facilities are located in the United States. We serve our North American markets with sales and distribution functions in the U.S., Canada, and Mexico.

Europe.    Our Europe segment, comprising 11 operating entities, includes well-established companies in most Western European countries, and more recently established operations in a number of Eastern European locations. Our largest European companies, based in Germany and France, develop, manufacture, and sell a wide variety of products. Operations in other European countries focus primarily on sales and distribution in their respective home country markets. While some of these companies may perform limited production, most of their sales are of products that are manufactured in our plants in Germany, France, and the U.S., or purchased from third party vendors.

Management’s discussion and analysis of financial condition and results of operations

International.    Our International segment comprises 13 operating entities located in Abu Dhabi, Argentina, Australia, Brazil, Chile, China, India, Japan, Malaysia, Peru, Singapore, South Africa and Zimbabwe, some of which are in developing regions of the world. Principal manufacturing operations are located in Australia, Brazil, South Africa, and China. These companies develop and manufacture products that are sold primarily in each company’s home country and regional markets. The other companies in the International segment focus primarily on sales and distribution in their respective home country markets. While some of these companies may perform limited production, most of their sales are of products that are manufactured in our plants in the U.S., Germany and France, or purchased from third party vendors.

Because some of the countries that comprise our International segment are located in developing regions of the world, several factors have the potential to adversely affect our international operations and our financial results, including:

➢	significant changes in economic, social, political, monetary or trade policies of the governments of countries that comprise our International segment, as well as political or social unrest in those countries;

➢	trade protection measures and price controls;

➢	trade sanctions and embargos; and

➢	nationalization and expropriation.

These events are infrequent and unpredictable. However, it is highly unlikely that such events will occur simultaneously in several or all of the countries that comprise our International segment. We believe that our exposure is not material since, with the exception of Australia, which represents approximately 5% of our net sales, no individual international affiliate represents more than 3% of our total assets, net sales or gross profits.

Because our financial statements are stated in U.S. dollars, currency fluctuations may affect our results of operations and financial position and may affect the comparability of our results between financial periods. We manage our exchange rate risks primarily by sourcing our products in the same currency as our customer pays us. In the few instances where product cost and product payment are not in the same currency and such mismatch creates a material exchange rate risk, we use foreign currency forward contracts. On a global basis, we have a broad based balance sheet exposure to numerous currencies that serves to minimize the impact of fluctuations in any one currency.

In 2003, we achieved record sales and net income from continuing operations for the third consecutive year. We believe that this performance and our improving financial performance in recent years are the result of initiatives that have allowed us to anticipate and respond quickly to market requirements, particularly in the fire service, homeland security, construction and general industries, as well as the military. We believe that sales growth in the fire service market reflects our ability to quickly bring to market products that comply with changing industry standards and to create new market demand with innovative products. For example, we have successfully responded to increased homeland security and military market demand for products such as the Millennium Chemical-Biological Mask and the MCU-2/P gas masks and the Advanced Combat Helmet that has occurred since the September 11th attacks and during the ongoing war on terrorism. Additionally, in 2003, we developed our Solaris handheld multi-gas detector and brought it from concept-to-customer in only 10 months in response to the gas detection needs of our industrial and petrochemical customers. Demand in the homeland security and military markets has more than offset continuing sluggishness in North American industrial markets.

Management’s discussion and analysis of financial condition and results of operations

The level of demand for our products in the fire service, homeland security and military markets is strongly influenced by the levels of government funding available to address the needs of first responders and to meet the requirements of military operations. A reduction in available government funding in the future could adversely affect the demand for our products in these markets.

Our results in Europe improved modestly in 2003, but continue to suffer from the effects of the poor economic climate in Western Europe. Our acquisition of CGF Gallet in 2002, now MSA Gallet, added the leading line of European firefighter head protection to our product line and has helped improve our overall performance in Europe. In other international markets, 2003 results were generally higher in most markets, particularly in Australia and Latin America. These improvements reflect focused efforts to effectively reach customers and, particularly in Latin America, improvements in general economic conditions.

To sharpen our focus on our core safety products business, in November 2002, we announced our decision to explore the potential sale of Callery Chemical, our only non-safety products business unit. As discussed further below under “—Discontinued Operations,” this division was sold in September 2003.

ACQUISITIONS

On April 30, 2002, we acquired CGF Gallet of Lyon, France, the leading European manufacturer of protective helmets for the fire service, as well as head protection for the police and military. The acquisition of Gallet complements our strong existing line of fire service products and provides the opportunity to capitalize on opportunities in other areas where Gallet is strong—such as the law enforcement, military, and aviation markets. Gallet’s results of operations have been included in our consolidated financial statements from the acquisition date. The aggregate purchase price was $16.6 million of cash and includes amounts paid to the previous owners and other direct external costs associated with the acquisition.

On February 1, 2001, we acquired Surety Manufacturing and Testing, Ltd., or Surety, a leading provider of fall protection equipment and rescue systems. The acquisition was recorded using the purchase method of accounting. The purchase price of $7.1 million was allocated to assets acquired and liabilities assumed based on estimated fair values and included $5.6 million in goodwill, which was included in the North American operating segment.

DISCONTINUED OPERATIONS

On September 12, 2003, we sold our Callery Chemical Division to BASF Corporation. In accordance with accounting principles generally accepted in the United States of America, the operating results of the Callery Chemical Division for the three months ended March 31, 2003 and for the year ended December 31, 2003 and the gain on the sale to BASF Corporation for the year ended December 31, 2003 have been reported as discontinued operations in the consolidated statements of income. The net assets of the division have been classified as assets held for sale in the consolidated balance sheet as of December 31, 2003.

Discontinued operations reported sales of $8.2 million, $21.3 million, $29.5 million and $33.1 million and net income of $1.5 million, $2.7 million, $3.9 million and $5.8 million for the three months ended March 31, 2003 and the years ended December 31, 2003, 2002, and 2001, respectively. Discontinued operations for the three months ended March 31, 2003 and the year ended December 31, 2003, represent operating results of Callery Chemical Division through the date of sale. The sale of the Callery Chemical Division to BASF Corporation resulted in an after-tax gain of $13.7 million.

Management’s discussion and analysis of financial condition and results of operations

At December 31, 2003, approximately $2.3 million of trade receivables related to the Callery Chemical Division operation were reported as assets held for sale. These assets were liquidated during the first quarter of 2004.

The after-tax proceeds of $53.8 million received from the sale of the Callery Chemical Division and the subsequent liquidation of net assets retained by us were distributed to shareholders on November 24, 2003 and charged to retained earnings as a capital distribution.

RESULTS OF CONTINUING OPERATIONS

Three Months Ended March 31, 2004 Compared to Three Months Ended March 31, 2003

Net Sales.    Net sales for the first quarter of 2004 were $194.5 million, compared with $160.4 million in the first quarter of 2003, an increase of $34.1 million, or 21%.

	Three Months Ended March 31,		Dollar Increase	Percent Increase
(In millions)	2004	2003
North America	$129.6	$106.8	$22.8	21%
Europe	39.4	34.6	4.8	14%
International	25.5	19.0	6.5	34%

First quarter 2004 net sales of the North America segment were $129.6 million, an increase of $22.8 million, or 21%, compared to first quarter 2003, led by a $13.5 million increase in sales of SCBA and a $4.7 million increase in sales of thermal imaging cameras, or TICs, to the fire service market. Demand has been particularly strong for our latest generation SCBA which, in 2003, was the first SCBA to be approved under the 2002 NFPA performance standard and the NIOSH Chemical, Biological, Radiological and Nuclear, or CBRN, standard to protect first responders against possible terrorist attacks. Increased thermal imaging camera sales reflect strong demand for our Evolution® 5000 TIC, which combines the functionality and durability required by the fire service with features and performance not found on other small format cameras. Sales of our Advanced Combat Helmet for the military and related communication systems were also significantly higher in the current quarter.

In Europe, first quarter 2004 net sales were $39.4 million, an increase of $4.8 million, or 14%, compared to the same quarter in 2003. The improvement was related to the favorable effect of the stronger Euro on net sales when stated in U.S. dollars. Local currency sales in Europe were flat quarter-to-quarter.

Net sales for International operations of $25.5 million in the first quarter of 2004 were $6.5 million, or 34%, higher than in first quarter 2003. Local currency sales increased approximately $2.4 million, primarily in the Africa/Mideast and Latin America regions. The remainder of the sales improvement, when stated in U.S. dollars, was related to favorable currency exchange effects associated with the stronger Australian dollar and South African rand.

Cost of Products Sold.    Cost of products sold was $109.3 million in the first quarter of 2004, an increase of $15.5 million, or 16%, compared to the same quarter last year. The increase relates to higher sales.

Gross Profit.    Gross profit for the first quarter of 2004 was $85.2 million, which is $18.6 million, or 28%, higher than the same quarter in the prior year. The ratio of gross profit to net sales was 43.8% in

Management’s discussion and analysis of financial condition and results of operations the first quarter of 2004 compared to 41.5% in the same quarter last year. The improved gross profit ratio was primarily due to production efficiencies associated with higher North American sales of Advanced Combat Helmets to the military and SCBA and TICs to the fire service market. Our European operations also reported improved gross profits primarily related to higher production volumes and strong sales of higher margin fire helmets.

Selling, General and Administrative Expenses.    Selling, general and administrative expenses were $47.7 million during the first quarter of 2004, an increase of $8.6 million, or 22%, compared to first quarter 2003. Selling, general and administrative expenses were 24.5% of sales in the first quarter of

2004 and 24.4% of sales in the first quarter of last year. The increase in selling, general and administrative expenses includes an increase of approximately $3.0 million in selling expenses in North America associated with increased sales volumes and a $3.3 million exchange effect related to the strengthening of international currencies, particularly the Euro. Local currency expenses in Europe during the first quarter of 2004 increased by approximately $1.2 million compared to the same period in 2003, primarily due to rent expense in Germany on the lease-back of property that was sold in September 2003 and increased sales commission expense in Germany and the Netherlands. During the first quarter of 2004, our local currency International expenses increased approximately $600,000 compared to the first quarter of 2003, primarily due to higher selling expenses associated with increased sales volumes.

Research and Development Expense.    Research and development expense for the first quarter of 2004 was $5.2 million, an increase of $173,000, or 3%, compared to $5.0 million for the first quarter of 2004. The increase occurred in the United States and relates to ongoing instrument research efforts.

Depreciation and Amortization Expense.    Depreciation and amortization expense for the first quarter of 2004 was $5.8 million, an increase of $427,000, or 8%, compared to the first quarter of 2003. The increase was related to new asset additions in ordinary course.

Interest Expense.    Interest expense for the first quarter of 2004 was $514,000 compared to $1.1 million in the same quarter last year. First quarter 2004 interest expense was favorably affected by a gain of $678,000 related to an interest rate swap transaction that we terminated during the quarter.

Currency Exchange Adjustments.    Currency exchange adjustments resulted in a loss of $667,000 in the first quarter of 2004 compared to a gain of $1.2 million in the same quarter last year. The current quarter loss was primarily due to the weakening of the Euro during March. The gain during the first quarter of 2003 related to the strengthening of the Euro and the Canadian dollar.

Income Taxes.    The effective tax rate for the quarter ended March 31, 2004 was 37.9% compared to 38.7% for the same quarter last year.

Net Income from Continuing Operations.    Net income from continuing operations in the first quarter of 2004 was $16.1 million, or $0.44 per basic share, compared to $10.5 million, or $0.29 per basic share, in the same quarter last year.

North American net income from continuing operations was $13.8 million, an increase of $5.8 million, or 72%, compared to the first quarter of 2003. The improvement in North American net income was due to the previously-discussed sales growth.

European net income in the first quarter of 2004 was $1.8 million, an improvement over first quarter 2003 of $736,000, or 67%, primarily due to improved gross margins related to higher production volumes in Germany and France and strong sales of higher margin fire helmets.

Management’s discussion and analysis of financial condition and results of operations

International net income in the first quarter of 2004 was $1.1 million, compared to $1.2 million in the same quarter of last year.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Net sales.    Net sales for the year ended December 31, 2003 were $696.5 million, an increase of $132.1 million, or 23%, from $564.4 million for the year ended December 31, 2002. Our net sales increased in all segments as follows:

(In millions)	2003	2002	Dollar Increase	Percent Increase
North America	$452.6	$369.7	$82.9	22%
Europe	146.2	122.4	23.8	19%
International	97.7	72.2	25.5	35%

Sales by North American operations were $452.6 million for the year ended December 31, 2003, an increase of $82.9 million, or 22%, from $369.7 million for the year ended December 31, 2002. Approximately half of the sales growth was driven by increased sales of SCBA and thermal imaging cameras to the fire service market. These improvements reflect a combination of continued strong government funding and increased demand for our new CBRN-compliant SCBA and Evolution 5000 thermal imaging cameras. The remainder of the sales growth in North America was due to increased sales of gas masks and ballistic helmets to military and homeland security markets, which reflects increased government spending on military and homeland security needs. Sales of instruments and fall protection equipment were flat year-to-year, reflecting continued sluggishness in industrial markets.

During 2003, we changed our standard shipping terms to U.S. distributors from FOB Shipping Point to FOB Destination. We made this change to improve customer service by obtaining greater control and flexibility over carrier selection and delivery schedules and by reducing customer exposure to in-transit loss and damage. The effect of this change, which delays revenue recognition on affected shipments until the goods reach their destination, reduced sales and gross margins in 2003 by approximately $4.7 million and $2.7 million, respectively.

Sales by European operations were $146.2 million for the year ended December 31, 2003, an increase of $23.8 million, or 19%, from $122.4 million for the year ended December 31, 2002. The sales increase was primarily due to favorable translation effects of approximately $18.9 million due to a stronger Euro and the inclusion of a full year of sales by MSA Gallet, which was acquired during the second quarter of 2002. Local currency sales at our other European affiliates were somewhat lower year-to-year, reflecting the general sluggishness in the Western European industrial sector.

Sales by International operations were $97.7 million for the year ended December 31, 2003 compared to $72.2 million for the year ended December 31, 2002, an increase of $25.5 million, or 35%. The sales improvement occurred primarily in Australia where sales grew by approximately $7.1 million, including sales of approximately $4.3 million of breathing apparatuses to the Australian Navy and as a result of higher sales of $3.6 million of various products in various locations in Latin America. Approximately one-third of the increase in International sales, when stated in U.S. dollars, was due to the favorable currency translation effects of a stronger Australian dollar and South African Rand.

Cost of products sold.     Cost of products sold was $408.2 million for the year ended December 31, 2003, an increase of $77.0 million, or 23%, from $331.2 million for the year ended December 31, 2002. The increase relates primarily to higher sales.

Management’s discussion and analysis of financial condition and results of operations

Cost of products sold and selling, general and administrative expenses in 2003 were favorably affected by a change in the vacation vesting policy for U.S. employees. Under the vacation vesting policy adopted in 2003, employees earn their vacation entitlement during the current year. Previously, vacation was vested on the last day of the prior year. The policy resulted in favorable adjustments to cost of products sold and selling, general and administrative expenses during 2003 of $3.6 million and $1.8 million, respectively. The vacation policy was changed to align the year the benefit is earned with the year it is received.

Cost of products sold and selling, general and administrative expenses include net periodic pension benefit costs (credits). Pension credits, combined with pension costs, resulted in net pension credits of $10.8 million in 2003, of which $5.7 million was included in the cost of products sold and $3.1 million was included in the selling, general and administrative expenses. The remaining $2.0 million relating to a curtailment gain from the sale of the Callery Chemical Division was included in net income from discontinued operations. The recognition of pension income in the years ended December 31, 2003 and 2002 is primarily the result of the exceptional investment performance of the MSA Non-Contributory Pension Plan for the Employees, or the MSA Pension Plan, over the past ten years. During that period, the investment performance of the MSA Pension Plan has ranked among the top 1% of all U.S. pension funds. Future net pension credits can be volatile depending on the future performance of plan assets, changes in actuarial assumptions regarding such factors as the selection of discount rates and rates of return on plan assets, changes in the amortization levels of actuarial gains and losses, plan amendments affecting benefit pay-out levels, and profile changes in the participant populations being valued. Changes in any of these factors could cause net pension credits to change. To the extent net pension credits decline in the future, our net income would be adversely affected.

Gross profit.    Gross profit for the year ended December 31, 2003 was $288.3 million, an increase of $55.1 million, or 24%, from $233.2 million for the year ended December 31, 2002. The ratio of gross profit to sales was steady at 41.4% in 2003 compared to 41.3% in 2002.

Selling, general and administrative expenses.    Selling, general and administrative expenses for the year ended December 31, 2003 were $170.1 million, an increase of $29.2 million, or 21%, from $140.9 million for the year ended December 31, 2002. Approximately half of the increase was related to higher marketing and selling expenses required to support the significant sales growth in North America. The remainder of the increase occurred in Europe, and reflects an increase due to inclusion of a full year’s expenses of $4.8 million for MSA Gallet, which was acquired in the second quarter of 2002, and the currency exchange effect of $7.3 million due to a stronger Euro. Selling, general and administrative expenses were 24.4% of sales in 2003 compared to 25.0% of sales in 2002.

Research and development expenses.    Research and development expenses were $21.7 million for the year ended December 31, 2003, an increase of $1.3 million, or 6%, from $20.4 million for the year ended December 31, 2002. Research and development activities are performed primarily in the United States and Europe.

Depreciation and amortization expense.    Depreciation and amortization expense was $23.2 million for the year ended December 31, 2003, an increase of $1.7 million, or 8%, from $21.5 million for the year ended December 31, 2002. The increase was primarily due to new asset additions in the United States to support higher production volumes.

Interest expense.    Interest expense for the year ended December 31, 2003 was $4.6 million compared to $4.8 million for the year ended December 31, 2002. The decrease relates to reductions in long term debt and short term borrowings.

Management’s discussion and analysis of financial condition and results of operations

Currency exchange.    Currency exchange gains of $3.4 million were recorded in the year ended December 31, 2003 compared to gains of $191,000 for the year ended December 31, 2002. Currency exchange gains in 2003 were primarily related to Euro and Canadian dollar denominated assets held by us, and reflect a significant strengthening of those currencies during the year.

Income tax provision.    The effective income tax rate was 33.7% for the year ended December 31, 2003 and 35.1% for the year ended December 31, 2002. The effective tax rate in 2003 was lower than the U.S. statutory income tax rate due in part to favorable effect of research and development credits and the one-time effect of releasing $1.2 million of previously-established valuation allowances on foreign tax credit carry forwards. These valuation allowances were released in 2003 as a result of tax planning strategies that were implemented during the year and an improved outlook for foreign source income. The company has maintained tax reserves established in prior years on research and development credits that were claimed in tax years that are currently being examined by the Internal Revenue Service. We believe that our established reserves are adequate for income taxes and interest that may become payable for years that are not settled.

Net income.    Net income from continuing operations for the year ended December 31, 2003 was $48.9 million, an increase of $17.7 million, or 57%, over net income from continuing operations for the year ended December 31, 2002 of $31.2 million. Continuing operations basic earnings per share of common stock improved to $1.33 in 2003 compared to $0.85 in 2002.

North American net income from continuing operations for the year ended December 31, 2003 was $38.7 million, an increase of $12.8 million, or 49%, from $25.9 million for the year ended December 31, 2002. The improvement in North American net income was primarily due to the previously-discussed sales growth.

European net income from continuing operations for the year ended December 31, 2003 was $2.8 million, an increase of $276,000, or 11%, from $2.5 million for the year ended December 31, 2002. The improvement reflects a full year of income for MSA Gallet, partially offset by lower income in our German operation.

International net income from continuing operations for the year ended December 31, 2003 was $6.3 million, an increase of $3.9 million, or 167%, from $2.4 million for the year ended December 31, 2002. Approximately two-thirds of the improvement occurred in Australia and Latin America on higher sales. The remainder of the improvement occurred in our operations in Peru, Chile and China, which all experienced losses in 2002, primarily as a result of one-time charges. The most significant one-time charges in 2002, approximately $800,000, were related to employee severance costs and inventory write-offs incurred in Peru as a result of our decision to terminate an arrangement under which we serviced mining equipment for a customer. During 2002, our operation in China incurred charges of approximately $280,000 related to the impairment of respirator production equipment. Charges of approximately $200,000 in Chile during 2002 included employee severance costs and receivable write-offs related to a customer bankruptcy.

Management’s discussion and analysis of financial condition and results of operations

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Net sales.    Net sales for the year ended December 31, 2002 were $564.4 million, an increase of $54.7 million, or 11%, from $509.7 million for the year ended December 31, 2001. Our sales increased in the North America and Europe segments and were stable in International segment as follows.

(In millions)	2002	2001	Dollar Increase	Percent Increase
North America	$369.7	$343.6	$26.1	8%
Europe	122.4	94.2	28.2	30%
International	72.2	71.7	0.5	1%

Sales by North American operations were $369.7 million for the year ended December 31, 2002, an increase of $26.1 million, or 8%, from $343.6 million for the year ended December 31, 2001. The sales improvement was primarily driven by increased sales of $21.0 million of gas masks to the military and homeland security markets, which reflects increased government spending on military and homeland security needs and the inclusion of sales of $9.4 million by the Gallet North American companies following their acquisition in the second quarter of 2002. This sales improvement was partially offset by a decrease of $4.5 million in sales of instruments and fall protection equipment, reflecting sluggishness in industrial markets. Sales to the fire service market were relatively flat year-to-year with increased sales of SCBA being offset by lower sales of thermal imaging cameras. Thermal imaging camera sales are dependent on the level of federal government funding provided to local fire departments. During 2002 much of this funding was diverted to meeting homeland security requirements.

Sales by European operations were $122.4 million for the year ended December 31, 2002, an increase of $28.2 million, or 30%, from $94.2 million for the year ended December 31, 2001. The sales increase was primarily due to the acquisition of Gallet Helmets during the second quarter, which had sales of approximately $16.0 million. European sales for the year ended December 31, 2002 also benefited from strong sales of escape breathing devices in the Netherlands for use in the merchant marine fleet. When stated in U.S. dollars, European sales also benefited from the currency translation effects of a stronger Euro.

Sales by International operations were $72.2 million for the year ended December 31, 2002 compared to $71.7 million for the year ended December 31, 2001, an increase of $471,000, or 1%. Local currency sales growth of approximately 7%, achieved primarily in Africa, Brazil, and Australia, was largely offset by unfavorable currency translation effects when stated in U.S. dollars.

Cost of products sold.    Cost of products sold was $331.2 million for the year ended December 31, 2002, and increase of $38.3 million, or 13%, from $292.9 million in 2001. The increase reflects higher sales.

Cost of products sold and selling, general and administrative expenses include net periodic pension benefit costs (credits). Pension credits, combined with pension costs, resulted in net pension credits of $13.1 million in 2002, of which $8.5 million was included in costs of products sold and $4.6 million was included in selling, general and administrative expenses, and $15.0 million in 2001, of which $9.8 million was included in costs of products sold and $5.2 million was included in selling, general and administrative expenses.

Gross profit.    Gross profit for the year ended December 31, 2002 was $233.2 million, an increase of $16.4 million, or 8%, from $216.8 million for the year ended December 31, 2001. The ratio of gross profit to sales was 41.3% in 2002 compared to 42.5% in 2001.

Management’s discussion and analysis of financial condition and results of operations

Selling, general and administrative expenses.    Selling, general and administrative expenses for the year ended December 31, 2002 were $140.9 million, an increase of $10.8 million, or 8%, from $130.1 million for the year ended December 31, 2001. Selling, general and administrative expenses decreased as a percent of sales to 25.0% in 2002 compared to 25.5% in 2001. The increase in selling, general and administrative expenses occurred primarily in the United States and Europe and reflects costs associated with higher sales volumes, higher insurance costs of $2.8 million, and expenses of $2.9 million due to the acquisition of MSA Gallet.

Research and development expenses.    Research and development expenses were $20.4 million for the year ended December 31, 2002, an increase of $3.7 million, or 22%, from $16.7 million for the year ended December 31, 2001. Research and development activities are performed primarily in the United States and Europe. The increase reflects higher research and development costs due to the acquisition of MSA Gallet.

Depreciation and amortization expense.     Depreciation and amortization expense was $21.5 million for the year ended December 31, 2002, a decrease of $1.1 million, or 5%, from $22.6 million for the year ended December 31, 2001. As required by Financial Accounting Standard, or FAS No. 142, goodwill amortization was discontinued at the beginning of 2002. Goodwill amortization expense was $2.2 million for the year ended December 31, 2001. The decrease associated with the absence of goodwill amortization in 2002 was partially offset by the inclusion of approximately $850,000 of MSA Gallet depreciation and increased depreciation related to new asset additions in the ordinary course of business.

Interest expense.     Interest expense for the year ended December 31, 2002 was $4.8 million compared to $5.3 million for the year ended December 31, 2001. The decrease relates to reductions in long term debt and short term borrowings.

Currency exchange.     Currency exchange gains of $191,000 were recorded for the year ended December 31, 2002 compared to a loss of $1.2 million for the year ended December 31, 2001. The favorable swing was primarily due to the strengthening of Euro during 2002. The most significant losses from currency valuation changes in 2001 related to the strengthening of the U.S. dollar against the Canadian dollar.

Income tax provision.     The effective income tax rate was 35.1% for the year ended December 31, 2002 and 40.7% for the year ended December 31, 2001. The effective tax rate in 2002 was lower than in 2001 due to favorable tax effects associated with the charitable donation of property and adjustments to prior year tax provisions, net of valuation allowances taken on deferred tax assets. The 2001 effective tax rate included the recognition of a valuation allowance on deferred tax assets related to foreign tax credit carry-forwards in the United States and improved earnings in high tax rate countries.

Net income.     Net income from continuing operations was $31.2 million for the year ended December 31, 2002, an increase of $5.4 million, or 21%, over net income from continuing operations for the year ended December 31, 2001 of $25.9 million. Continuing operations basic earnings per share of common stock improved to $0.85 in 2002 compared to $0.72 in 2001.

North American net income from continuing operations for the year ended December 31, 2002 was $25.9 million, an increase of $3.3 million, or 15%, from $22.6 million for the year ended December 31, 2001. The improvement in North American net income was due to the previously-discussed sales growth.

European net income from continuing operations for the year ended December 31, 2002 was $2.5 million, an increase of $2.4 million, from $130,000 for the year ended December 31, 2001. The improvement was primarily related to the acquisition of MSA Gallet.

Management’s discussion and analysis of financial condition and results of operations

International net income from continuing operations for the year ended December 31, 2002 was $2.4 million, a decrease of $1.2 million, or 34%, from $3.6 million for the year ended December 31, 2001. The decrease was primarily related to one-time charges associated with restructuring activities and asset write-offs at our operations in Peru, Chile and China, partially offset by somewhat higher earnings in our other International operations.

The most significant one-time charges in 2002 of approximately $800,000 were related to employee severance costs and inventory write-offs incurred in Peru as a result of our decision to terminate an arrangement under which we serviced mining equipment for a customer. During 2002, our operation in China incurred charges of approximately $280,000 related to the impairment of respirator production equipment. Charges of approximately $200,000 in Chile during 2002 included employee severance costs and receivable write-offs related to a customer bankruptcy.

LIQUIDITY AND CAPITAL RESOURCES

The main sources of our liquidity are cash generated from operations and borrowing capacity. Our principal liquidity requirements are for working capital, capital expenditures, and principal and interest payments on outstanding indebtedness.

Cash and cash equivalents increased $673,000 during the first quarter of 2004 compared to a decrease of $8.6 million in the same quarter last year and increased $36.8 million during 2003, compared to an increase of $9.8 million in 2002.

During the first quarter of 2004, continuing operations provided $8.3 million in cash, compared to using $3.2 million in the first quarter of 2003. The improvement reflects higher income from continuing operations in the current period and improved collections on accounts receivables related to increased sales, partially offset by increases in inventories. Accounts receivable increased approximately $6.6 million during the first quarter of 2004 compared to an increase of $23.8 million in the first quarter of 2003. This improvement was partially offset by the use of approximately $8.1 million in first quarter 2004 to fund higher inventory levels.

Continuing operations provided cash of $32.5 million in 2003 compared to providing $43.0 million in 2002. Higher net income from continuing operations in 2003 was more than offset by increases in net operating assets. In 2003, increases in receivables used cash of $27.0 million compared to using $3.0 million in 2002. Approximately $18.0 million of the increase was due to changes in the level of net proceeds borrowed under the receivable securitization arrangement. In 2003, the net proceeds decreased from $29.0 million to $15.0 million. In 2002, the net proceeds increased from $25.0 million to $29.0 million. The remainder of the difference was primarily related to increased sales in 2003. Increases in inventories during 2003 used $3.2 million compared to inventory reductions in 2002, which provided $5.5 million in cash. Trade receivables related to continuing operations were $89.9 million at December 31, 2003. Trade receivables for continuing operations expressed in number of days sales outstanding were 47 days at December 31, 2003, compared to 38 days at December 31, 2002. The increase in trade receivables and days sales outstanding reflect lower net proceeds received under our accounts receivable securitization arrangement and increased government and international receivables. Other receivables were $39.0 million at December 31, 2003 and $35.5 million at December 31, 2002, representing a retained interest in securitized receivables. Inventories of continuing operations were $90.1 million at December 31, 2003 and $76.7 million at December 31, 2002. Inventory measured against sales turned 7.7 times in 2003 and 7.4 times in 2002. Cash flow from continuing operations in 2002 was $22.9 million higher than in 2001. Improved cash flow from continuing operations in 2002 reflects higher operating income and relatively small changes in receivables and inventories.

Management’s discussion and analysis of financial condition and results of operations

Discontinued operations provided $2.1 million of cash in the first quarter of 2004, primarily through collection of trade receivables included in assets held for sale. In the first quarter of 2003, discontinued operations provided $4.2 million of cash, primarily through collection of trade receivables and inventory reductions.

Cash provided by discontinued operations in 2003 was $1.6 million higher than in 2002. The increase is primarily related to the liquidation of trade receivables. Cash provided by discontinued operations in 2002 was $1.2 million lower than in 2001, mainly due to lower income.

Investing activities used cash of $7.1 million during the first quarter 2004, compared to using $4.3 million in the same period last year. The increased use of cash in the current quarter related to higher property additions, primarily production equipment, and an installment payment on a technology transfer agreement.

Investing activities provided cash of $66.7 million in 2003 compared to using $34.1 million in 2002. In 2003, the sale of the Callery Chemical Division and property in Germany provided cash of approximately $63.0 million and $22.9 million, respectively. In 2002, net cash of approximately $14.5 million was used for the acquisition of MSA Gallet. In 2001, cash was used for the acquisition of Surety Manufacturing and Testing, Ltd. Capital expenditures of $19.6 million, $20.1 million, and $20.0 million in 2003, 2002 and 2001, respectively, were primarily related to purchases of new or replacement tooling and production equipment.

Financing activities used $2.4 million of cash in the first quarter of 2004, compared to using $5.7 million in the same period last year. The higher use of cash for financing activities in 2003 was related to reductions in short-term debt.

Financing activities used cash of $76.3 million in 2003 compared to using $7.1 million in 2002. The higher use of cash in 2003 includes a special distribution to common shareholders of $53.8 million, representing the after-tax proceeds from the sale of the Callery Chemical Division and the subsequent liquidation of net assets retained by us. Dividends paid on our common stock during 2003 (the 86th consecutive year of dividend payment) were $0.26 per share. Dividends paid on our common stock in 2002 and 2001 were $0.22 and $0.18, per share, respectively.

Long-term debt, including the current portion at March 31, 2004 was $64.6 million, or 16.7% of total capital. For purposes of this calculation, total capital is defined as long-term debt plus the current portion of long-term debt and shareholders’ equity.

The following table sets forth our long-term debt obligations:

	2003	2002
	(In thousands)
U.S.
Industrial development debt issues payable through 2022, 1.3%	$10,750	$10,750
Series B Senior Notes payable through 2006, 7.69%	12,000	16,000
Senior Notes payable through 2012, 8.39%	40,000	40,000
Other	150	200
International
Various notes payable through 2010, 5.06% to 19.0%	1,853	2,364

Total	64,753	69,314
Amounts due within one year	4,838	4,964

Long-term debt	59,915	64,350

Management’s discussion and analysis of financial condition and results of operations

Approximate maturities of these obligations over the next five years are $4.8 million in 2004, $4.6 million in 2005, $8.2 million in 2006, $105,000 in 2007, and $8.1 million in 2008. Some debt agreements require us to maintain certain financial ratios and minimum net worth and contain restrictions on the total amount of debt. We were in compliance with our debt covenants as of March 31, 2004.

Short-term bank lines of credit amounted to $20.4 million of which $19.4 million was unused at March 31, 2004. Generally, these short-term lines of credit are renewable annually, and there are no significant commitment fees or compensating balance requirements. Short-term borrowings with banks, which exclude the current portion of long-term debt, were $977,000, $828,000 and $9.1 million at March 31, 2004 and December 31, 2003 and 2002, respectively. The average month-end balance of total short-term borrowings during the three months ended March 31, 2004 and during 2003 were $903,000 and $560,000, respectively, while the maximum month-end balance of $1.9 million occurred at March 31, 2003. The average interest rate during 2003 was approximately 9% based upon total short-term interest expense divided by the average month-end balance outstanding, and 3% at year-end.

We believe our sources of liquidity currently available from our cash reserves on hand, cash flow from operations and borrowing capacity are sufficient to meet our principal liquidity requirements for at least the next 12 months.

ACCOUNTS RECEIVABLE SECURITIZATION

We have an arrangement with a financial institution under which it securitizes, on a continuous basis, our undivided interest in eligible trade accounts receivable. Pursuant to this arrangement, we sell eligible trade accounts receivable to Mine Safety Funding Corporation, or MSF, a wholly-owned bankruptcy-remote subsidiary. MSF was formed in November 1999 to purchase these accounts receivable and sell participating interests in such receivables to a special purpose entity in exchange for proceeds from interest-bearing securities that are issued by the special purpose entity and secured by future collections on the sold receivables. Consistent with the requirements of FAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, receivables that are sold to the special purpose entity are no longer assets of the company and no longer appear on our balance sheet. As collections reduce the amount of accounts receivable included in the pool, we sell new accounts receivable to MSF, which, in turn, securitizes these new accounts receivable with the commercial paper conduit. Securitization transactions permit us to borrow at advantageous interest rates and represent a cost-effective and reliable source of funding.

We are permitted to securitize up to $30.0 million of accounts receivable under this arrangement. The actual amount of accounts receivable securitized each month is a function of the net change (new billings, less collections) of eligible accounts receivable, the impact of detailed eligibility requirements in the agreement, such as the aging, terms of payment, quality criteria and customer concentrations, and the application of various reserves, which are typical in securitization transactions. A decrease in the amount of eligible accounts receivable could result in its inability to continue to securitize all or a portion of its accounts receivable. It is not unusual, however, for the amount of its eligible accounts receivable to vary by up to $5.0 to $10.0 million per month. The commercial paper conduit charges us fees based on the level of accounts receivable securitized under this arrangement and the commercial paper market rates plus the financial institution’s cost to administer the program. Securitization transactions are used to achieve isolation of the sold receivables for the benefit of the securitization investors and represent cost-effective source of funding.

Management’s discussion and analysis of financial condition and results of operations

At March 31, 2004, $15.0 million of securitized accounts receivable had been removed from our balance sheet under this program. Our retained interest in accounts receivable available for securitization was $56.4 million at March 31, 2004.

At December 31, 2003 and 2002, $15.0 million and $29.0 million, respectively, of securitized accounts receivable had been removed from our balance sheet under this program. Our retained interests in accounts receivable available for securitization and recorded as other receivables were $40.0 million and $36.5 million at December 31, 2003 and 2002, respectively. The costs incurred under this program of $1.0 million, $1.5 million and $1.8 million in 2003, 2002 and 2001, respectively, have been accounted for as a component of other income, net.

CUMULATIVE TRANSLATION ADJUSTMENTS

The March 31, 2004 and December 31, 2003 positions of the U.S. dollar relative to international currencies resulted in translation gains of $159,000 and $14.7 million being credited to the cumulative translation adjustments shareholders’ equity account in the first quarter of 2004 and the year 2003, compared to gains of $5.8 million in 2002 and losses of $4.9 million in 2001. The transition gain in the first quarter of 2004 was primarily due to a stronger Australian dollar, partially offset by a weaker Euro. Translation gains in 2003 reflect the strengthening of most currencies against the U.S. dollar. The most significant gains related to MSA’s operations in Europe and Australia. Translation gains in 2002 occurred primarily in Europe, partially offset by losses in South America. Translation losses in 2001 occurred primarily in South Africa, Brazil, Chile and most European countries.

COMMITMENTS AND CONTINGENCIES

We are obligated to make future payments under various contracts, including debt and lease agreements. Our significant cash obligations as of December 31, 2003 were as follows:

	Total	2004	2005	2006	2007	2008	Thereafter
	(In thousands)
Long-term debt	$64,753	$4,838	$4,561	$8,231	$105	$8,105	$38,913
Operating leases	27,613	5,262	4,259	3,621	2,739	2,657	9,075
Technology transfer agreement	2,250	1,500	750	—	—	—	—
Take or pay supply contract	7,000	1,500	1,500	1,500	1,500	1,000	—

Totals	101,616	13,100	11,070	13,352	4,344	11,762	47,988

We expect to make net contributions of $1.3 million to our pension plans in 2004.

We have purchase commitments for materials, supplies, services, and property, plant and equipment as part of our ordinary conduct of business.

During the third quarter of 2003, we sold our real property in Berlin, Germany for approximately $25.7 million, resulting in a gain of approximately $13.6 million. At the same time, we entered into an eight year agreement to lease back the portion of the property that we occupy. Under sale-leaseback accounting, $12.1 million of gain was deferred and is being amortized over the term of the lease.

On September 12, 2003, we entered into a lease agreement with BASF Corporation pertaining to that portion of the Callery Chemical site that is occupied by our Evans City, Pennsylvania manufacturing operations. The initial term of the lease is one year and we have the option to renew for five successive one year periods.

Management’s discussion and analysis of financial condition and results of operations

Various lawsuits and claims arising in the normal course of business are pending against us. These lawsuits are primarily product liability claims. We are presently named as a defendant in approximately 1,850 lawsuits involving primarily respiratory protection products allegedly manufactured and sold by us. Collectively, these lawsuits represent a total of approximately 30,000 plaintiffs. Approximately 85% of these lawsuits involve plaintiffs alleging they suffer from silicosis, with the remainder alleging they suffer from other or combined injuries, including asbestosis. These lawsuits typically allege that these conditions resulted in part from respirators that were negligently designed or manufactured by us. Consistent with the experience of other companies involved in silica and asbestos-related litigation, there has been an increase in the number of asserted claims that could potentially involve us. We cannot determine our potential maximum liability for such claims, in part because the defendants in these lawsuits are often numerous and the claims generally do not specify the amount of damages sought.

With some limited exceptions, we maintain insurance against product liability claims. We also maintain a reserve for uninsured product liability based on expected settlement charges for pending claims and an estimate of unreported claims derived from experience, sales volumes and other relevant information. We reevaluate our exposures on an ongoing basis and make adjustments to reserves as appropriate. Based on information currently available, we believe that the disposition of matters that are pending will not have a materially adverse effect on our financial position.

In connection with our sale of Callery Chemical facility in Evans City, Pennsylvania, we have retained responsibility for certain environmental costs at this site, where relatively low levels of contamination are known to exist. Under the terms of the asset purchase agreement with BASF, our maximum liability for these matters is capped at $50.0 million. Based on environmental studies performed prior to the sale of the division, we do not currently believe that we have any remediation obligations.

FINANCIAL INSTRUMENT MARKET RISK

Market risk represents the risk of adverse changes in the value of a financial instrument caused by changes in currency exchange rates, interest rates and equity prices. We are exposed to market risks related to currency exchange rates and interest rates. There have been no material changes in our financial instrument market risk during the three months ended March 31, 2004.

Currency exchange rate sensitivity.    By the very nature of our global operations, our cash flow and earnings are subject to fluctuations due to exchange rate changes. Because we operate in a number of locations around the world, currency exchange risk is well diversified. When appropriate, we may attempt to limit our exposure to changes in currency exchange rates through both operational and financial market actions. These actions may include contracts and other actions designed to reduce existing exposures by essentially creating offsetting currency exposures. At December 31, 2003, contracts for the purpose of hedging cash flows were not significant.

Interest Rate Sensitivity.    We are exposed to changes in interest rates primarily as a result of borrowing and investing activities used to maintain liquidity and fund business operations. Because of the relatively short maturities of temporary investments and the variable rate nature of industrial development debt, these financial instruments are reported at carrying values which approximate fair values.

We have $52.0 million of fixed rate debt which matures at various dates through 2012. The incremental increase in the fair value of fixed rate long term debt resulting from a hypothetical 10% decrease in interest rates would be approximately $1.1 million. However, our sensitivity to interest rate declines and the corresponding increase in the fair value of our debt portfolio would unfavorably affect earnings and cash flows only to the extent that we elected to repurchase or retire all or a portion of our fixed rate debt portfolio at prices above carrying values.

Management’s discussion and analysis of financial condition and results of operations

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosures. We evaluate these estimates and judgments on an on-going basis based on historical experience and various assumptions that we believe to be reasonable under the circumstances. However, different amounts could be reported if we had used different assumptions and in light of different facts and circumstances. Actual amounts could differ from the estimates and judgments reflected in our financial statements.

We believe that the following are the more critical judgments and estimates used in preparation of our financial statements.

Accounting for contingencies.    We accrue for contingencies in accordance with FAS No. 5, Accounting for Contingencies, when we believe that it is probable that a liability or loss has been incurred and the amount can be reasonably estimated. Contingencies relate to uncertainties that require our judgment both in assessing whether or not a liability or loss has been incurred and in estimating the amount of the probable loss. Significant contingencies affecting our financial statements include pending or threatened litigation, including product liabilities claims, and product warranties.

Product liability.    We face an inherent business risk of exposure to product liability claims arising from the alleged failure of our products to prevent the types of personal injury or death against which they are designed to protect. We accrue for our estimates of the probable costs to be incurred in the resolution of the uninsured portion of product liability claims. These estimates are based on actuarial valuations, past experience, and our judgments regarding the probable outcome of pending and threatened claims. Due to uncertainty as to the ultimate outcome of pending and threatened claims, as well as the incidence of future claims, it is possible that future results could be materially affected by changes in our assumptions and estimates related to product liability matters. Our product liability expense averaged less than 1% of net sales from continuing operations during the three years ended December 31, 2003.

Product warranties.    We accrue for the estimated probable cost of product warranties at the time that sales are recognized. Our estimates are principally based on historical experience. We also accrue for our estimates of the probable costs of corrective action when significant product quality issues are identified. These estimates are principally based on our assumptions regarding the cost of corrective action and the probable number of units to be repaired or replaced. Our product warranty obligation is affected by product failure rates, material usage, and service delivery costs incurred in correcting a product failure. Due to the uncertainty and potential volatility of these factors, it is possible that future results could be materially affected by changes in our assumptions or the effectiveness of our strategies related to these matters. Our product warranty expense averaged less than 2% of net sales during the three years ended December 31, 2003.

Income taxes.    We account for income taxes in accordance with FAS No. 109, Accounting for Income Taxes, which requires that deferred tax assets and liabilities be recognized using enacted tax rates for the effect of temporary differences between the book and tax basis of recorded assets and liabilities. FAS No. 109 also requires that deferred tax assets be reduced by valuation allowances if it is more likely than not that some portion of the deferred tax asset will not be realized.

Management’s discussion and analysis of financial condition and results of operations

We record valuation allowances to reduce deferred tax assets to the amounts that we estimate are probable to be realized. When assessing the need for valuation allowances, we consider projected future taxable income and prudent and feasible tax planning strategies. Should a change in circumstances lead to a change in our judgments about the realizability of deferred tax assets in future years, we would adjust the related valuation allowances in the period that the change in circumstances occurs, along with a corresponding charge or credit to income. Valuation allowances as of December 31, 2003 were not significant.

We record an estimated income tax liability based on our best judgment of the amounts likely to be paid in the various tax jurisdictions in which we operates. The tax liabilities ultimately paid are dependent on a number of factors, including the resolution of tax audits, and may differ from the amounts recorded. Tax liabilities are adjusted through income when it becomes probable that the actual liability differs from the amount recorded.

Pensions and other postretirement benefits.    We account for our pension and postretirement benefit plans as required under FAS No. 87, Employers’ Accounting for Pensions, and FAS No. 106, Employers’ Accounting for Postretirement Benefits Other than Pensions. Accounting for the net periodic benefit costs and credits for these plans requires us to estimate the cost of benefits to be provided well into the future and to attribute these costs over the expected work life of the employees participating in these plans. These estimates require our judgment about discount rates used to determine these obligations, expected returns on plan assets, rates of future compensation increases, rates of increase in future health care costs, participant withdrawal and mortality rates, and participant retirement ages. Differences between our estimates and actual results may significantly affect the cost of our obligations under these plans and could cause net periodic benefit costs and credits to change materially from year-to-year.

Goodwill.    As required by FAS No. 142, Goodwill and Other Intangible Assets, each year we evaluate the goodwill impairment by comparing the fair value of each of our reporting units with its carrying value. If carrying value exceeds fair value, then a possible impairment of goodwill exists and requires further evaluation. We estimate the fair value of our reporting units using a combination of discounted cash flow analysis and market capitalization based on historical and projected financial information. We apply our best judgment in assessing the reasonableness of the financial projections and other estimates used to determine the fair value of each reporting unit.

RELATED PARTY TRANSACTIONS

We do not have any related party transactions that materially affect our results of operations, cash flow or financial condition.

RECENTLY ISSUED ACCOUNTING STANDARDS

In January 2003, the Financial Accounting Standards Board, or FASB, issued FASB Interpretation No., or FIN, 46, Consolidation of Variable Interest Entities. FIN 46 establishes criteria to be used in determining whether an investment in a variable interest entity should be consolidated and is based on the premise that companies that control another entity through interests other than voting interests should consolidate the controlled entity. We believe that the provisions of FIN 46, which became effective with respect to us as of January 31, 2004, will not have a material impact on our financial position, results of operations or cash flow.

In January 2004, the FASB issued Staff Position No. 106-1, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003. This act

Management’s discussion and analysis of financial condition and results of operations introduces a prescription drug benefit under Medicare Part D, as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. Specific authoritative guidance on accounting for the federal subsidy is pending, and that guidance, when issued, could require plan sponsors to change previously reported information. We are currently evaluating the effect of the act on us and do not expect that the reductions in postretirement benefit costs will be significant. In accordance with FASB Staff Position No. 106-1, we have elected to defer accounting for the effect of the act. Accordingly, the net periodic postretirement benefit costs and liability included in the financial statements do not reflect any potential effects of the act.

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OVERVIEW

We are a global leader in the development, manufacture and supply of sophisticated products that protect people’s health and safety. Sophisticated safety products typically integrate any combination of electronics, mechanical systems and advanced materials to protect users against hazardous or life threatening situations. Our comprehensive line of safety products are used by workers around the world in the fire service, homeland security, construction and other industries, as well as the military. This broad product offering includes self-contained breathing apparatus, or SCBAs, gas masks, gas detection instruments, head protection, respirators and thermal imaging devices. Additionally, we also provide a broad offering of consumer and contractor safety products through retail channels. Our net sales from continuing operations have increased from approximately $509.7 million in 2001 to approximately $696.5 million in 2003, a compound annual growth rate of 16.9%. Excluding favorable currency exchange effects of approximately $36.6 million, our net sales from continuing operations have increased from approximately $509.7 million in 2001 to approximately $659.9 million in 2003, a compound annual growth rate of 13.8%. We achieved these results through growth in the markets we serve and increased penetration of those markets at a rate that we believe is greater than that of our peers.

We dedicate significant resources to research and development, which allows us to produce innovative, sophisticated safety products that are often first to market and exceed industry standards. Our global product development teams include cross-geographic and cross-functional members from various areas throughout the company, including research and development, marketing, sales, operations and quality management. Our engineers and technical associates work closely with the safety industry’s leading standards-setting groups and trade associations, such as NIOSH and the NFPA, to develop industry product requirements and standards and anticipate their impact on our product lines. As a result of these efforts, in 2003, our product development team produced the first SCBA to be approved under the 2002 NFPA performance standard and the NIOSH Chemical, Biological, Radiological and Nuclear, or CBRN, standard to protect first responders against possible terrorist attacks. Additionally, in 2004, we were the first to receive U.S. federal government approval for a law enforcement gas mask to meet the first ever NIOSH CBRN standard. Evidencing our commitment to innovation, in 2003, we generated nearly one-third of our net sales from new products introduced over the prior three years.

We tailor our product offerings and distribution strategy to satisfy distinct customer preferences that vary across geographic regions. We believe that we best serve these customer preferences by organizing our business into the following three geographic segments: North America; Europe; and International. Our net sales from continuing operations for the quarter ended March 31, 2004 were approximately $129.6 million, $39.4 million and $25.5 million, and for the year ended December 31, 2003 were approximately $452.6 million, $146.2 million and $97.7 million, for the North America, Europe and International segments, respectively.

INDUSTRY BACKGROUND

We believe the worldwide personal protection equipment market, including the sophisticated safety products market in which we compete, generated net sales in excess of $5.0 billion in 2003. The industry supplying this market is broad and highly fragmented with few participants able to offer a comprehensive line of safety products. Generally, global demand for safety products has been stable because purchases of these products are non-discretionary since they protect workers in hazardous and life-threatening work environments and because their use is often mandated by government and industry regulations.

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Additionally, as a result of increased focus on homeland security, demand has been especially strong in North America for products related to fire service, the military and law enforcement. Moreover, the safety products industry generates stable revenues because of the need to consistently replace many safety products that have limited life spans due to normal course wear-and-tear or because they are one-time use products by design.

Several trends are reshaping the worldwide personal protection equipment market, including the following:

Heightened global awareness of and commitment to worker safety.    Demand for safety products is driven largely by regulatory standards and recognition by companies of the economic and productivity benefits of a safer workplace. While the current required standards for worker protection are generally lower outside of North America and Western Europe, many countries have been increasing safety regulations in recent years, creating opportunities for manufacturers of safety products to increase sales internationally. In addition, increased manufacturing in Asia, and in particular in China, is driving growth in demand for safety products. In North America, standard-setting regulatory bodies, such as the Occupational Safety and Health Administration, or OSHA, and the Mine Safety and Health Administration, or MSHA, require and enforce businesses’ compliance with worker safety regulations. Additionally, standard-setting organizations, such as NIOSH, the NFPA, the American National Standards Institute, or ANSI, and the Canadian Standards Association, or CSA, establish strict performance and product design requirements for personal protection equipment and update these requirements at five-year intervals. The litigious workplace environment combined with requirements of insurance underwriters drives many businesses, municipalities and agencies to provide their employees personal protection equipment that meets the latest editions of these standards.

Integration of electronics into safety products.    Recent trends in the safety industry show an increasing preference to integrate electronics and sophisticated sensing technologies into personal protection equipment. We believe that the demand for such electronically integrated safety equipment is being driven by end-users’ desire for a higher level of protection that combines simplicity and ease of use with the technological capability to provide them with fast and accurate access to data about their environment. Examples of integrated products that address these preferences include:

➢	infrared thermal imaging capabilities which enable a firefighter to see a downed victim or the source of a fire through dense smoke or total darkness;

➢	motion sensing technologies that detect if a firefighter is down or trapped and send an alarm signal both to surrounding firefighters as well as to incident command; and

➢	gas sensing technologies and wireless communication capabilities that allow law enforcement officials to rapidly deploy and set up perimeter gas sensing sentinels that continuously monitor the air for toxic gases at large public events, in subways or at federal facilities, and continuously report their status to incident command.

Focus on domestic preparedness and homeland security.    In the aftermath of the terrorist attacks of September 11, and other incidents of terrorism worldwide, citizens and governments have significantly increased their awareness, focus and spending on preparedness for conventional as well as nuclear, biological, radiological and chemical attacks. The U.S. government, for example, created a separate cabinet-level Department of Homeland Security, or DHS. Since its creation, DHS awarded or allotted over $8.0 billion to support state and local preparedness and our nation’s first responders, which includes firefighters, police officers and emergency medical professionals. The DHS fiscal year 2005 budget requests total resources of $40.2 billion, an increase of approximately $4.0 billion over 2004 levels, which demonstrates the current presidential administration’s continuing commitment to secure the United States.

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A key element of the 2005 DHS budget is the continuing support for first responders, to which $3.5 billion has been allocated. The 2005 DHS budget request provides the Office of Domestic Preparedness with the resources needed to continue to properly support first responders and achieve national preparedness goals. Although homeland security spending may not continue to increase or be sustained at current levels, we believe that government spending will remain significant for the foreseeable future. We believe that many other nations have likewise increased, or will begin to increase, their spending on law enforcement terrorism prevention and preparedness, and to improve their first responders’ response to terrorism and other major incidents.

We believe that those developers, manufacturers and suppliers of safety products that can best meet the challenges and opportunities created by these industry trends will be best positioned to capture greater market share.

COMPETITIVE STRENGTHS

We believe the following strengths are critical to our success and continue to provide us with competitive advantages:

Strong, trusted and well-recognized brand representing a long-standing dedication to safety.    Since 1914, we have been dedicated to protecting the health and safety of workers throughout the world. While our original customers were workers in the mining industry, we have evolved to supply the fire service, homeland security, construction and other industries and the military, as well as retail consumers and contractors, with high-quality, sophisticated safety products. The MSA brand, associated with durability and reliability, has helped us cultivate a loyal customer base. End-users have a strong preference for safety equipment from recognized manufacturers with a proven track record of producing quality products because they depend upon safety equipment to protect them in hazardous or life-threatening situations.

Innovative product offering with expertise in safety and electronics integration.    Over the course of our 90-year history of protecting people’s health and safety, we have developed an expertise in creating both electronic instruments and safety products. We believe that the skills we have developed and our ability to create integrated products across these two areas of expertise provide us with a competitive advantage. We also benefit from the fact that we have the in-house engineering, technological and operational capabilities to integrate gas detection, communication and thermal imaging technologies with advanced respiratory and head protection products. As an example of this capability, in 2003, we used our skill in electronics integration to develop the ClearCommand® HCS Helmet Communications System, which uses a noise-reducing, bone-conduction microphone that responds to vibrations in the speaker’s skull in order to transmit the wearer’s voice clearly over a two-way radio or amplifier, even in noisy environments. Similarly, we have integrated this same communication system into our hard hats and the MSA CairnsHELMETS fire helmet. This integration expertise, which combines our intimate knowledge of the fire service industry, its product standards and user preferences, enables us to provide our customers with an integrated solution.

Diverse portfolio of safety products, sold to a wide range of end-users, across diverse geographic markets.    We have a comprehensive line of personal safety products. MSA’s broad range of products protect the health and safety of end-users in more than 120 countries in industries as diverse as manufacturing, chemical, steel, construction, hazardous materials, offshore oil and gas, power plant, utility, shipbuilding, agricultural and paper, as well as sectors including first responders and the military.

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We further diversify our end markets by targeting multiple niches within each industry. For example, in the construction industry, we focus on the safety needs of global multi-billion dollar construction contractors as well as small local homebuilders. We believe that this end-market diversity helps mitigate the effects of an economic downturn in any particular industry or geographic region. We also have a diverse customer base, with no single non-military customer accounting for more than 2.0% of our 2003 net sales, and no single military customer accounting for more than 4.3% of our 2003 net sales. Our U.S. military customers, which are comprised of multiple U.S. government entities, including the U.S. Department of Defense, represented the largest group of military customers based on our 2003 net sales and accounted for approximately 12% of such sales.

Strong relationships with leading safety equipment distributors in North America.    We conduct a significant portion of our global sales through distributors, with virtually all non-military sales in North America being made through various industry distribution channels. We have developed strong strategic relationships with key safety products distributors in North America as a result of our dedicated sales force, our strong brand name and our broad product offering. To generate demand, our sales force works jointly with select distributors to call on end-users of our products to educate them about hazards, exposure limits, safety requirements and product applications, as well as specific performance requirements of our products. We believe this strategy allows us to deliver a customer value proposition that differentiates our products and services from those of our competitors resulting in increased customer loyalty and demand. As a result of our customer focus and emphasis on excellence in our distribution channels, we recently received “Best Field Support and Customer Service” awards from two of our major distribution channel partners, Airgas and Orr Safety. We have also earned key vendor status with a number of the largest safety products distributors in North America. We believe we will continue to benefit as distributors seek to concentrate their purchases among those who have earned key vendor status. Additionally, as a result of our global presence, we believe we are well-positioned to grow our business as these multi-national distributors seek international opportunities and look to distribute safety products globally.

Ability to anticipate and adapt quickly to market requirements.    The safety products market is constantly evolving as a result of regulatory bodies and standard-setting entities updating their requirements at five-year intervals, new hazard assessments and the integration of new technologies into personal protective equipment. This gives us an opportunity to develop, manufacture and often be the first to introduce new products to meet changes in standards and performance requirements. For example, in 2003, our product development team produced the first SCBA to be approved under the 2002 NFPA performance standard and the NIOSH CBRN standard to protect first responders against possible terrorist attacks. Additionally, in 2004, we were the first to receive U.S. federal government approval for a law enforcement gas mask to meet the new NIOSH CBRN standard. Because of our technological sophistication, our participation on global standard-setting bodies, our commitment to research and development and our knowledgeable sales organization, we believe we are well positioned to anticipate and adapt to the needs of changing product standards and gain the approvals and certifications necessary to meet new government and multi-national product regulations.

Experienced management team.    We have an experienced senior management team. Our chairman and chief executive officer, John T. Ryan III, vice president and president of MSA North America, William M. Lambert, and vice president, chief financial officer and treasurer, Dennis L. Zeitler, have worked at MSA for approximately 35, 23 and 27 years, respectively. Under the leadership of these key members of management, we have successfully improved operations, integrated acquisitions and increased market share. Additionally, the top 80 members of our global management team have worked at MSA for an average of 18 years.

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GROWTH STRATEGY

We are executing a targeted growth strategy designed to capitalize on our strong customer relationships, leverage our expertise in developing innovative products and improve our operational efficiency. Our growth strategy includes the following:

Identify and develop promising new markets.    Our safety products have wide-ranging applications across many markets. We continue to identify, develop and produce safety products that meet the needs of attractive new markets where there are growing demands for MSA’s safety solutions. We identify these new markets using criteria such as market size, growth potential, opportunities created by regulation and our ability to transfer existing technologies to new applications. For example, we recently identified the consumer safety market as an attractive growth opportunity for our products. By leveraging our reputation and channel strengths, we successfully launched our MSA Safety Works® brand, which features many of our commercial safety products redesigned for home and contractor use. We now sell these products in over half of The Home Depot stores and in many hardware and contractor equipment rental outlets throughout the United States. We believe that we will be successful in developing new market opportunities as a result of our brand reputation, electronics expertise, adaptability, strong distributor relationships and the reliability and innovation of our designs.

Focus on innovation and new product introductions.    Our focus on innovation and new product introductions allows us to provide unique safety solutions to customers with fast-to-market product development. We plan to continue to dedicate significant financial and human resources to research and development and to work closely with customers and potential customers to develop these solutions. As an example, our innovative MCU-2/P military gas mask generated strong net sales in 2003 because, among other things, it integrates a flexible lens with a lightweight comfortable design. We were also able to leverage the MCU-2/P technology by successfully introducing the Millennium gas mask into non-military markets. The Millennium gas mask became the first product approved under the new NIOSH CBRN standard in 2004 and is enjoying strong net sales to law enforcement agencies in response to homeland security needs. Additionally, in 2003, we developed our Solaris handheld multi-gas detector and brought it from concept-to-customer in only 10 months in response to the gas detection needs of our industrial and petrochemical customers. Internally, we monitor our success in this area by measuring the percentage of annual net sales from new products introduced over the prior three years. In 2003, we generated nearly one-third of our net sales from new products, an achievement which represents an increasing trend for us over the past five years. Consistent with our prior performance, we expect to continue to focus our resources on a high-quality new product development pipeline with staged introductions over the coming three-to-five year period.

Further strengthen relationships with major distributors.    We continue to invest in our sales organization and information technology systems in order to support and strengthen our distributor relationships. To better serve our customers, we are hiring market specialists and training them to have more specialized knowledge of our growing product lines. We are also organizing our sales force into teams in order to provide broader coverage of our distributors. In terms of information technology, we are further investing in our online ePartner Network and our SAP System, which we installed six years ago, so that we may continue to be recognized by our distributors as their most integrated vendor. Our ePartner Network provides MSA’s distributors, manufacturer representatives and international affiliates direct access to our SAP system in a secure environment. Customers can enter orders anytime, check the status of their credit limit and account balances, and view and print invoices and credit memos directly from our web site. Additionally, customers can view their distributor compensation and rebate status and our ePartner policy documents. Our ePartner Network also provides a link to our industry-exclusive CairnsHELMETS Fronts on-line graphic configurator, where fire department customers can customize their helmets. Distributors can place orders through our online product catalog using their individualized

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shopping cart, which remembers previous purchases, special delivery information and discount structures. We intend to further enhance our growth prospects by continuing to work closely with our distributors, understand their business needs and integrate our systems to improve the efficiency and effectiveness of the distribution supply chain management process.

Optimize factory performance and drive operational excellence.    We have a successful track record of significantly improving operating margins. Our DRIVE for Excellence initiative focuses on process excellence, resulting in reduced costs, increased inventory turns, improved operations and more efficient and effective supply chain management processes. In addition, initiatives in Lean Sigma, a combination of Lean Manufacturing and Six Sigma programs, have continued to benefit our business. An immediate benefit from Lean Sigma is improved asset utilization and factory efficiency. For example, in our Murrysville, Pennsylvania factory, we improved productivity through Lean Sigma, allowing us to open up space for an entirely new product line thereby improving overall output and reducing per unit costs. In 2000, our Murrysville plant was named one of the ten Best Plants in America by Industry Week Magazine. This prestigious award is given annually based on quality, customer service, productivity, employee relations and innovation. We plan to further drive operational excellence through our efforts to capture and implement best practices at our facilities around the world. In addition, we intend to effect further process improvements and cost reductions through these shared best practices and by optimizing the use of our global manufacturing capacity.

Position international business to capture growth.    Our international operations represent a key opportunity for our overall growth. The core international growth markets in which we currently have a presence are China, Australia, South Africa and Brazil. To accelerate our penetration of the Asia-Pacific region, our largest international market, we are focusing our international expansion efforts on new opportunities in countries such as Malaysia, Korea and Taiwan. The growth in our International segment is driven by a number of factors, including heightened awareness of worker safety needs, increased promulgation and enforcement of safety regulations and increased overseas manufacturing. We believe we will continue to benefit from these trends by expanding our already significant manufacturing, sales and customer service presence overseas.

Pursue strategic acquisitions.    The safety products industry offers a broad range of products, is highly fragmented and is characterized by many product manufacturers that offer only single product lines. We have successfully acquired and integrated several complementary personal protection equipment companies. For instance, as a result of our May 2002 acquisition of CGF Gallet of France, we were able to combine Gallet’s excellent product design innovations with our material science capabilities and manufacturing expertise to produce the Advanced Combat Helmet, or ACH, which was recognized as one of the Greatest Inventions of 2002 by the U.S. Army. In late 2003 and early 2004, we received orders for the ACH which total $78 million. We maintain a strong balance sheet with sufficient liquidity to provide capital resources both to invest in the growth of our existing businesses and to allow us to move rapidly and with certainty when acquisition opportunities of interest arise in our industry. We intend to continue to selectively pursue acquisitions that will add complementary product offerings, provide access to new geographic markets and distribution channels and expand our technological capabilities.

We intend to fund our endeavors relating to our growth strategy, such as investments in additional market specialists and information technology and pursuit of selective acquisitions, by the ongoing cash flow from operations and our existing level of cash, short term borrowings and long-term debt facilities, the total of which exceed $100 million. We will evaluate each investment and acquisition based on its ability to generate sales and operating profits. While we are not able to project any specific future growth rate, sales or profits, we expect these endeavors to have an aggregate favorable impact on our revenues.

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HISTORY

We were founded in 1914 by John T. Ryan and George H. Deike, prompted by their experiences as engineers with the U.S. Bureau of Mines, Mine Rescue Division. During and after various mine explosions, they witnessed human destruction in the mines and the lack of safety equipment for protecting workers. As a result, they started a company with the mission of producing equipment to ensure workers’ health and safety. The two founders partnered with Thomas Edison to produce our first manufactured product, the Edison Electric Safety Cap Lamp, which the federal government approved in 1915 as a replacement for the dangerous flame lamps that miners had worn previously. While our initial focus centered on products for the mining industry, World War I marked the beginning of our long association with the American armed services. From the primitive breathing equipment used by those digging under the trenches to the sophisticated respirators used in Operation Iraqi Freedom, we have a long track record of successfully safeguarding U.S. service personnel. Currently, our products are used in more than 120 countries to meet safety needs in the firefighting, industrial manufacturing, chemical, steel, construction, hazardous materials, oil and gas, power plant, utility, shipbuilding, agricultural and paper industries as well as the military.

PRINCIPAL PRODUCTS

We manufacture and sell a comprehensive line of sophisticated safety products to protect workers around the world in the fire service, homeland security, construction and other industries, as well as the military. Additionally, we also provide a broad offering of consumer and contractor safety products through retail channels. Our products protect people against a wide variety of hazardous or life-threatening situations. The following is a brief description of each of our principal product categories:

Respiratory protection.    Respiratory protection products are used to protect against the harmful effects of contamination caused by dust, gases, fumes, volatile chemicals, sprays, microorganisms, fibers and other contaminants. We offer a broad and comprehensive line of respiratory protection products, including:

➢	Self Contained Breathing Apparatus, or SCBAs. SCBAs are used by first responders, petrochemical plant workers and anyone entering an environment deemed immediately dangerous to life and health. SCBAs are also used by first responders to protect against exposure to CBRN agents. Our SCBA product offering includes MMR Xtreme® Air Masks, Ultralite® and Custom 4500® MMR Air Masks, the PremAire® Respirator System, the BlackHawk Tactical Air Mask and a wide offering of CBRN-Compliant SCBA, as well as various air mask components, options and accessories. Our SCBAs can be chosen from stock, or custom assembled to our customer’s unique requirements.

➢	Filtering respirators. Filtering respirators cover a broad class of respirators for many hazardous applications, including:

➢	full face gas masks for the military and first responders exposed to known and unknown concentrations of dangerous gases, chemicals, vapors and particulates;

➢	half mask respirators for industrial workers, painters and construction workers exposed to known concentrations of gases, vapors and particulates;

➢	powered-air purifying respirators for industrial, haz-mat and remediation workers who have longer term exposures to hazards in their work environment; and

➢	dust and pollen masks, for maintenance workers, contractors and at-home consumers exposed to nuisance dusts, allergens and other particulates.

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➢	Gas masks. We have supplied gas masks to the U.S. military for several decades. The latest versions of these masks are currently in use by the U.S. military in Iraq, Afghanistan and other parts of the world. Our commercial version of this gas mask, the Millennium, was developed based on the MCU-2/P, the gas mask currently used by the U.S. Air Force.

➢	Escape hoods. Our Response Escape Hood is used by law enforcement personnel, government workers, chemical and pharmaceutical workers, and anyone needing to escape from unknown concentrations of a chemical, biological or radiological release of toxic gases and vapors. The hood gives users head and neck coverage and respiratory protection to help them escape from threatening situations quickly and easily.

Hand-held and permanent instruments.    Our hand-held and permanent instruments include gas detection instruments and thermal imaging cameras. Our gas detection instruments are used to detect the presence or absence of various gases in the air. These instruments can be either hand-held or permanently installed. Typical applications of these instruments include the detection of the lack of oxygen in confined spaces or the presence of combustible or toxic gases. Our hand-held thermal imaging cameras are used by firefighters to see downed victims through dense smoke, or to detect the source of the fire.

➢	Single- and multi-gas hand-held detectors. Our line of single- and multi-gas detectors provide a portable solution for detecting the presence of oxygen, hydrogen sulfide, carbon monoxide and combustible gases, either singularly or all four gases at once. Our line of hand held portable instruments are used by chemical workers, oil and gas workers, utility workers entering confined spaces, or anywhere a user needs protection to continuously monitor the quality of the atmosphere they are working in and around.

➢	Thermal imaging cameras. Our infrared thermal imaging cameras, or TICs, are used in the global fire service market. TICs detect sources of heat in order to locate firefighters and other people trapped inside burning or smoke-filled structures. TICs can also be used to identify “hot spots.” Recently, we introduced the Evolution® 5000 Thermal Imaging Camera, which combines the functionality and durability required by the fire service with features and performance capability not found in other small format TICs.

➢	Multi-point permanently installed gas detection systems. Our comprehensive line of gas monitoring systems are used to continuously monitor for combustible and toxic gases and oxygen deficiency in virtually any gas detection application where continuous monitoring is required. Our systems are used for gas detection in the pulp and paper, refrigerant monitoring, petrochemical and general industrial applications. Our newest line, the SafeSite Hazardous Gas Detection System, designed and developed for homeland security applications, combines the technologies and features from our line of permanent and portable gas detection offerings. The Safe Site System detects and communicates the presence of toxic industrial chemicals and chemical warfare agents. With up to 16 monitoring stations, wirelessly connected to a base station, the SafeSite System allows law enforcement officials to rapidly deploy and set up perimeter gas sensing sentinels that continuously monitor the air for toxic gases at large public events, in subways or at federal facilities, and continuously report their status to incident command.

➢	Flame detectors and open-path infrared gas detectors. Our line of flame and combustible gas detectors are used for plant-wide monitoring of toxic gas concentrations and for detecting the presence of flames. These systems utilize infrared optics to detect potentially hazardous conditions across distances as far as 120 meters, making them suitable for use in such places as offshore oil rigs, storage vessels, refineries, pipelines, and ventilation ducts. First used in the oil and gas industry, our systems currently have broad applications in petrochemical facilities, the transportation industry and in pharmaceutical production.

Eye, face, hearing and head protection.    Eye, face, hearing and head protection is used in work environments where hazards present a danger to the eye, face, hearing and head, such as dust, flying

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particles, metal fragments, chemicals, extreme glare, optical radiation and items dropped from above. Our basic categories of these products are:

➢	Industrial hard hats. Our broad line of hard hats include full-brim hats and traditional hard hats, available in custom colors and with custom logos. These hard hats are used by plant, steel and construction workers, miners and welders.

➢	Fire helmets. Our fire service products include leather, traditional, modern and specialty helmets designed to satisfy the preferences of firefighters across geographic regions.

➢	Military helmets. Our Advanced Combat Helmet is used by the military for ballistic head protection. It was designed for the Special Forces of the U.S. military and recently has been designated as the “basis of issue” by the U.S. Army and earned distinction as being named one of the greatest inventions of 2002 by the Department of Army’s Material Command.

➢	Eye, face and hearing protection. We manufacture and sell a broad line of hearing protection products, non-prescription protective eyewear and face shields, used in a variety of industries.

Body protection.

➢	Fall protection. Our broad line of fall protection equipment includes the following: confined space equipment; harnesses/fall arrest equipment; lanyards; and lifelines.

RESEARCH AND DEVELOPMENT

We operate three sophisticated research and development facilities, which employ 225 people worldwide. For the quarter ended March 31, 2004, on a global basis, we spent approximately $5.2 million, and in 2003, 2002 and 2001, on a global basis, we spent approximately $21.7 million, $20.4 million and $16.7 million, respectively, on research and development. Today, MSA engineering groups operate primarily in the United States and Germany, and to a lesser extent in Australia, France, Brazil, China, Japan, Great Britain and Italy.

We believe our dedication and commitment to innovation and research and development allow us to produce innovative sophisticated safety products that are often first to market and exceed industry standards. Our research and development teams include global new product development steering teams, based along our six major product lines. These steering teams include members from not only research and development, but also from marketing, sales, operations and quality management around the world. These teams are responsible for setting product line strategy based on their understanding of the markets and the technologies, opportunities and challenges they foresee in each product area. These teams present their strategies, new product development portfolios and resource allocation recommendations to our global research and development alignment council, made up of senior executives from our global operations. The council refines the recommendations and presents them to our senior executive strategy team, which consists of the chief executive officer, chief financial officer, and presidents of our North America, Europe and International segments. The senior executive strategy team then establishes resource allocation, corporate alignment, and strategic direction. We believe our team-based, cross-geographic and cross-functional approach to new product development is a source of our competitive advantage.

Our approach to the new product development process allows us to tailor our product offerings and product line strategies to satisfy distinct customer preferences and industry regulations that vary across our three geographic regions. For example, our cooperation between cross-geographic, cross-functional

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new product development teams has resulted in the design of global products such as the Ultra Elite® Facepiece, the Advantage 3000 Facepiece, the Firehawk MMR SCBA Regulator and the Orion®, Solaris, and Pulsar® multigas detectors. In fact, since 1997, we have developed almost all of our new global platform products using cross-functional, cross-geographic teams. Our research and development resources include equipment such as computer-aided design terminals and computer-aided manufacturing systems, which improve creativity in product development and facilitate faster response to changing market needs.

We believe another important aspect to our approach to new product development is that our engineers and technical associates work closely with the safety industry’s leading standard-setting groups and trade associations, such as NIOSH and the NFPA, to develop industry product requirements and standards and anticipate their impact on our product lines. For example, nearly every consensus standard-setting body around the world that impacts our product lines has one of our key managers as a voting member. Key members of our management team understand the impact that these standard-setting organizations have on our new product development pipeline and devote time and attention to anticipating a new standard’s impact on our net sales and operating results. Because of our technological sophistication, commitment to and membership on global standard-setting bodies, resource dedication to research and development and unique approach to the new product development process, we believe we are well-positioned to anticipate and adapt to the needs of changing product standards and gain the approvals and certifications necessary to meet new government and multinational product regulations. For example, in the late 1980s, we recognized that a large proportion of firefighter deaths were caused by firefighters running out of air while fighting fires in a smoke-filled environment. To address this life-threatening problem, we introduced our innovative and patented Quick-Fill® System, an accessory for MSA Air Masks that can work as an emergency breathing system. Through its industry acceptance and our efforts on standard-setting organizations, this technology is now an NFPA requirement for all fire service SCBAs. More recently, in 2003, our product development team produced the first SCBA to be approved under the 2002 NFPA performance standard and the NIOSH CBRN standard to protect first responders against possible terrorist attacks.

SALES AND DISTRIBUTION

Our sales and distribution team consists of distinct marketing, field sales and customer service organizations for our three geographic segments: North America; Europe; and International. Our sales and distribution team totals over 400 dedicated associates. In most geographic areas, our field sales organizations work jointly with select distributors to call on end-users, educating them about hazards, exposure limits, safety requirements and product applications, as well as specific performance requirements of our products. In our International segment and Eastern Europe where distributors are not well established, our sales associates work with and sell directly to end-users. Our development of relationships with end-users is critical to increasing the overall demand for our products.

The in-depth customer training and education provided by our sales associates to our customers are critical to ensure proper use of many of our products, such as SCBAs and gas detection instruments. As a result of our sales associates working closely with end-users, they gain valuable insight into customers’ preferences and needs. To better serve our customers and to ensure that our sales associates are among the most knowledgeable and professional in the industry, we place significant emphasis on training our sales associates with respect to product application, industry standards and regulations, sales skills and sales force automation. Our focus on excellence in training has earned our field sales and customer service organizations numerous awards over the past three years. For example, in 2002, Sales & Marketing Management Magazine named our northeast region a finalist for the U.S. Sales Team of the

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Year. In 2001, Teleprofessional Magazine named our North American customer service center as the top Customer Service Center Team of the Year. In addition, our U.S. National Sales Force has received honors for best field support from three of our key distributors: Airgas and Orr Safety in 2003 and Hagemeyer in 2001.

We believe our sales and distribution strategy allows us to deliver a customer value proposition that differentiates our products and services from those of our competitors, resulting in increased customer loyalty and demand.

CUSTOMERS

Our customers generally fall into three categories: industrial and military end-users, distributors and retail consumers. In North America, we make nearly all of our non-military sales through our distributors. In our Europe and International segments, we make our sales through both indirect and direct sales channels. None of our non-military customers accounted for more than 2.0% of our 2003 net sales and no single military customer accounted for more than 4.3% of our 2003 net sales. Our U.S. military customers, which are comprised of multiple U.S. government entities, including the Department of Defense, represented the largest group of military customers based on our 2003 net sales and accounted for approximately 12% of such sales.

Industrial and military end-users.    Examples of the primary industrial and military end-users of our core products are listed below:

Products	Principal End-Users
Respiratory Protection	First Responders; General Industry Workers; Military Personnel

Gas Detection	Oil, Gas, Petrochemical and Chemical Workers; First Responders; Hazmat and Confined Space Workers

Head, Eye and Face, and Hearing Protection	Construction Workers and Contractors; First Responders; General Industry Workers; Military Personnel

Thermal Imaging Cameras	First Responders

Distributors.    In areas where we use indirect selling, we promote, distribute, and service our products to general industry through select authorized national, regional, and local distributors. Some of our key distributors include: Airgas; W.W. Grainger Inc.; Fisher Safety, a division of Fisher Scientific International Inc.; Orr Safety Inc.; and Hagemeyer. For example, in North America, we distribute fire service products primarily through specially trained local and regional distributors who provide advanced training and service capabilities to volunteer and paid municipal fire departments. In our Europe and International segments, we primarily sell to and service the fire service market directly. Because of our broad and diverse product line and our desire to reach as many markets and market segments as possible, we have over 2000 authorized distributors worldwide.

Retail Consumers.    We market consumer products under the MSA Safety Works brand through a dedicated sales and marketing force. We serve the retail consumer through various channels of distribution, including hardware and equipment rental outlets and The Home Depot retail chain.

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COMPETITION

The safety products market is highly competitive, with participants ranging in size from small companies focusing on a single type of personal protection equipment to a few large multinational corporations which manufacture and supply many types of sophisticated safety products. Our main competitors vary by region and product. We believe that participants in this industry compete primarily on the basis of product characteristics (such as functional performance, agency approvals, design and style), price, brand name recognition and service. Our most significant competitors by geographic region are:

North America.    Aearo Corp.; Bacou-Dalloz SA; E.D. Bullard Company; BW Technologies Ltd.; General Monitors Inc.; Industrial Scientific Corp.; Norcross Safety Products L.L.C.; Scott Health & Safety, a business unit of Tyco International Ltd. and 3M Company’s Occupational Health and Environmental Safety Division;

Europe.    Aearo Corp.; Bacou-Dalloz SA; E.D. Bullard Company; Dräger; Interspiro, Inc.; Scott Health & Safety, a business unit of TYCO International Ltd.; Zellweger Lewa AG and 3M Company’s Occupational Health and Environmental Safety Division; and

International.    Aearo Corp.; Bacou-Dalloz SA; BW Technologies Ltd.; Bullard; Detector Electronics Corporation, a/k/a Det-Tronics, a subdivision of Kidde plc; Dräger; General Monitors Inc.; Industrial Scientific Corp.; Riken Keiki Co., Ltd.; Scott Health & Safety, a business unit of Tyco; Shigematsu & Co., Ltd.; Zellweger Analytic Sieger Ltd. and 3M Company’s Occupational Health and Environmental Safety Division.

We believe we compete favorably within each of our operating segments as a result of our high quality and cost-efficient product offering and strong brand trust and recognition.

PATENTS AND INTELLECTUAL PROPERTY PROTECTION

We own and have obtained licenses to significant intellectual property, including a number of domestic and foreign patents, patent applications and trademarks related to our products, processes and business. Although our intellectual property plays an important role in maintaining our competitive position in a number of markets that we serve, no single patent, or patent applications, trademarks or licenses is, in our opinion, of such value to us that our business would be materially affected by the expiration or termination thereof, other than the “MSA” trademark. Our patents expire at various times in the future not exceeding 20 years. Our general policy is to apply for patents on an ongoing basis in the United States and other countries, as appropriate, to perfect our patent development. In addition to our patents, we have also developed a substantial body of manufacturing know-how that we believe provides a significant competitive advantage over our competitors.

RAW MATERIALS AND SUPPLIERS

Nearly all components of our products are formulated, machined, tooled, or molded in-house from raw materials. For example, we rely on integrated manufacturing capabilities for breathing apparatus, gas masks, ballistic helmets, hardhats and circuit boards. The primary raw materials that we source from third parties include rubber, chemical filter media, eye and face protective lenses, air cylinders, certain metals, electronic components and fabrics. We purchase these materials both domestically and internationally, and we believe our supply sources are both well established and reliable. We have close vendor relationship programs with the majority of our key raw material suppliers. Although we generally do not have long-term supply contracts, we have not experienced any significant problems in obtaining adequate raw materials.

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EMPLOYEES

As of June 9, 2004, we had approximately 4,300 employees, approximately 2,200 were employed by our Europe and International segments. None of the U.S. employees are subject to the provisions of a collective bargaining agreement. Some of our employees outside the United States are members of unions. We have not experienced a work stoppage in over 10 years and believe our relations with our employees are good.

FACILITIES

Our world headquarters are located in Pittsburgh, Pennsylvania in a 93,014 square-foot building owned by us. We own or lease our primary facilities located in six states in the United States and in 14 countries. We believe that all of our facilities, including the manufacturing facilities, are in good repair and in suitable condition for the purposes for which they are used.

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The following table sets forth a list of our primary facilities:

Location	Function	Square Feet	Owned or Leased
North America
Murrysville, PA	Manufacturing	295,223	Owned
Cranberry Twp., PA	Manufacturing	211,320	Owned
Evans City, PA	Manufacturing	194,961	Leased
Jacksonville, NC	Manufacturing	106,505	Owned
Pittsburgh, PA	Office	93,014	Owned
Cranberry Twp., PA	Research and Development	68,175	Owned
Sparks, MD	Office, Research and Development, and Manufacturing	52,452	Leased
Englewood, CO	Manufacturing	41,320	Leased
Clifton, NJ	Manufacturing	41,250	Owned
Quebec City, Canada	Manufacturing	20,686	Owned
Englewood, CO	Distribution	14,985	Leased
Newport, VT	Manufacturing	11,500	Leased
Toronto, Canada	Distribution	6,100	Leased
Mexico City, Mexico	Distribution and Manufacturing	5,800	Leased

Europe
Berlin, Germany	Office, Research and Development, Manufacturing and Distribution	339,548	Leased
Chatillon SurChalaronne, France	Office, Research and Development, Manufacturing and Distribution	78,495	Leased
Glasgow, Scotland	Office and Manufacturing	24,516	Leased
Milan, Italy	Office, Research and Development and Distribution	24,500	Owned
Mohammedia, Morocco	Manufacturing	23,914	Owned
Glasgow, Scotland	Distribution	6,204	Leased

International
Johannesburg, South Africa	Office, Manufacturing and Distribution	81,323	Leased
Sydney, Australia	Office, Research and Development, Manufacturing and Distribution	57,100	Owned
São Paulo, Brazil	Office, Research and Development, Manufacturing and Distribution	54,713	Owned
Wuxi, China	Office, Research and Development, Manufacturing and Distribution	35,000	Owned
Lima, Peru	Office and Distribution	34,348	Owned
Santiago, Chile	Office Manufacturing and Distribution	8,461	Owned
Tokyo, Japan	Office, Research and Development and Distribution	1,184	Leased

ENVIRONMENTAL MATTERS

We are subject to federal, state and local laws, regulations and ordinances relating to the protection of the environment, including those governing discharges to air and water, handling and disposal practices for solid and hazardous wastes, and the maintenance of a safe workplace. There are no current or expected legal proceedings or expenditures with respect to environmental matters that would materially affect our operations.

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In connection with our sale of Callery Chemical facility in Evans City, Pennsylvania, we have retained responsibility for certain environmental costs at this site, where relatively low levels of contamination are known to exist. Under the terms of the asset purchase agreement with BASF, our maximum liability for these matters is capped at $50.0 million. Based on environmental studies performed prior to the sale of the division, we do not currently believe that we have any remediation obligations.

LEGAL PROCEEDINGS

In 2001, we had approximately 800 pending product liability lawsuits, representing approximately 5,000 plaintiffs primarily alleging respiratory injuries caused by exposure to silica and asbestos. The majority of theses cases were filed throughout various state and federal jurisdictions in Texas, Louisiana and California. By 2004, the number of lawsuits increased to approximately 1,850, which include approximately 30,000 plaintiffs overall. Of these approximately 30,000 claims, approximately 62% have been filed in Mississippi, 31% in Texas, 1% in Louisiana, 1% in California and 5% throughout the rest of the United States. In the vast majority of these cases, there has been little, if any discovery conducted to date. As a result, we know very little about the claimants other than one or more of the following with respect to each: first name, full name, address, years of exposure and/or place of exposure. In all of these cases, we are one of among 10 or more defendants that are routinely named in cases that involve silica exposure. We expect that many of these cases will ultimately be dismissed with respect to MSA because the plaintiffs will be unable to confirm exposure to an MSA product.

The increase in the number of plaintiffs in Mississippi resulted from changes to venue laws in Mississippi, which became effective as of January 1, 2003. The Mississippi changes resulted from the Mississippi business community’s concern regarding consistently high jury awards in Mississippi against out-of-state defendants resulting in the enactment of laws to prevent the filing of claims in Mississippi by plaintiffs who had no connection to the state. In order to avoid the cut off, certain plaintiffs’ attorneys filed thousands of cases alleging injuries to “potential” plaintiffs. Based on our historical experience, many of these plaintiffs suffered no injuries and did not use our products. In addition, many of the complaints provide no information other than the plaintiff’s name. The majority of cases involving MSA are under review by a multi-district litigation panel (“MDL”) in Texas established by the federal courts to review the Mississippi cases that involved residents of Mississippi, Texas and Alabama. The MDL will establish case management orders to begin discovery proceedings. Through discovery, information such as the plaintiffs’ addresses, workplaces, alleged injuries and exposure years will be determined. Based on this information, we expect that many of the cases will be dismissed and that many will trigger coverage by various insurance carriers for pre-1986 exposure.

Although we have no history of settlement in Mississippi, we do not consider the potential damages in any of these individual cases to be material. All of these cases seek damages either in excess or below jurisdictional limits depending on the jurisdiction where the case is being tried. We have extensive knowledge and history of litigating cases in Texas and Louisiana, where nominal silicosis cases are typically settled for $2,500 to $5,000. More serious individual cases of silicosis and those involving cancers have settlement values of approximately $150,000. Injuries involving serious silicosis and cancer are exceptional. We cannot extrapolate total potential exposure by multiplying the number of cases by the settlement values because historically, many cases are dismissed as a result of a lack of medical diagnosis of the injury or the lack of product identification.

Management

EXECUTIVE OFFICERS AND DIRECTORS

The following table sets forth information regarding our executive officers and directors and their ages as of June 9, 2004:

Name	Age	Position
John T. Ryan III	60	Chairman of the Board of Directors; Chief Executive Officer
James H. Baillie	58	Vice President; President, MSA Europe
Joseph A. Bigler	54	Vice President
Kerry M. Bove	45	Vice President
Roberto Cañizares M.	54	Vice President; President, International
Benedict V. DeMaria	56	Vice President
Ronald N. Herring, Jr.	43	Vice President
William M. Lambert	46	Vice President; President, North America
Douglas K. McClaine	46	Secretary and General Counsel
Dennis L. Zeitler	55	Vice President; Chief Financial Officer and Treasurer
Calvin A. Campbell, Jr.(1)(2)(3)	69	Director
James A. Cederna(1)(2)(3)	53	Director
Thomas B. Hotopp(3)	62	Director
Diane M. Pearse(1)	46	Director
L. Edward Shaw, Jr.	59	Director
John C. Unkovic(2)(3)	60	Director
Thomas H. Witmer(1)(2)	62	Director

(1)	Member of Audit Committee
(2)	Member of Compensation Committee
(3)	Member of Nominating Committee

All of our directors serve terms of three years. Mr. Shaw is the brother-in-law of Mr. Ryan.

John T. Ryan III has been our chairman and chief executive officer since October 1, 1991. From April 4, 1990 until October 1, 1991, he served as president of MSA. Mr. Ryan is a member of the board of Allegheny Conference on Community Development.

James H. Baillie has served as vice president of MSA and president of MSA Europe since March 10, 1999. Prior to that time, he was executive vice president of Sylvania Lighting International.

Joseph A. Bigler has served as vice president of MSA since January 9, 1998. He is primarily responsible for North America sales and distribution.

Kerry M. Bove has served as vice president of MSA since August 16, 2000. He is primarily responsible for research, product development, manufacturing and marketing of instrument products in North America. Beginning in November 1999, Mr. Bove served as general manager of MSA’s instrument division. From November 1998 until November 1999, he was our marketing director.

Roberto Cañizares M. has served as vice president of MSA and president of MSA International since January 20, 2003. Prior to working with MSA, Mr. Cañizares served as senior vice president of global sales and service group of Trane Company, beginning on February 1, 1997.

Management

Benedict V. DeMaria has served as our vice president since January 9, 1998. He is primarily responsible for human resources and corporate communications.

Ronald N. Herring, Jr. has been our vice president since January 1, 2004. Mr. Herring is primarily responsible for research, product development, manufacturing and marketing of safety products in North America. Prior to that time, he served as the general manager of MSA safety products division, beginning on January 1, 2003, and as the director of marketing for MSA safety products division.

William M. Lambert has served as vice president of MSA since January 1, 1998 and was appointed president of MSA North America on January 1, 2003. Prior to that time, he was general manager of MSA safety products division.

Douglas K. McClaine has served as our secretary and general counsel since July 1, 2002. Prior to that, he served as our associate general counsel, beginning on May 16, 1994.

Dennis L. Zeitler has served as our chief financial officer and treasurer since November 1, 2000. Prior to that time, he served as our vice president and treasurer, beginning on September 1, 1988.

Calvin A. Campbell, Jr. has been a member of our board of directors since 1994. From 1971 to May 23, 2003, Mr. Campbell served as chairman and chief executive officer of Goodman Equipment Corporation. Mr. Campbell is a member of the board of Eastman Chemical Company and Bulley & Andrews. He is former chairman of the National Association of Manufacturers.

James A. Cederna has served on our board of directors since 2002. He was chairman, president and chief executive officer of Calgon Carbon Corporation from May 2001 until February 2003. Prior to becoming president of Calgon Carbon Corporation in April 1999, Mr. Cederna was president of Arizona Chemical Co., a specialty chemicals manufacturer, and an officer of International Paper Co., a paper and forest products company.

Thomas B. Hotopp has served on our board of directors since 1998. Mr. Hotopp served as president of MSA from December 1996 until he retired in February 2003. Mr. Hotopp is a member of the board of the Pittsburgh Symphony Society.

Diane M. Pearse has served on our board of directors since March 2004. Ms. Pearse has served as chief financial officer of Crate & Barrel since February 2001. From April 2000 to January 2001, Ms. Pearse was chief financial officer of iCastle.com, Inc., a home improvement business. From January 1999 to April 2000, she was vice president of business financial services—Americas, of BP Amoco p.l.c., an oil and gas company.

L. Edward Shaw, Jr. has been a member of our board of directors since 1998. Mr. Shaw was executive vice president and general counsel of Aetna, Inc. from May 1999 until his retirement in December 2003. From May 1996 to April 1999, Mr. Shaw served in various positions for National Westminster Bank Plc, including most recently as chief corporate officer, North America. Mr. Shaw is a member of the board of Covenant House.

John C. Unkovic has served as a member of our board of directors since 2002. He has been a partner in the law firm of Reed Smith LLP since 1981. Mr. Unkovic is a member of the board of Manchester Bidwell Corporation.

Thomas H. Witmer has served as a member of our board of directors since 1997. He served as president and chief executive officer of Medrad, Inc., a medical products manufacturer, from 1982 until he retired in 1998. He is a member of the board of Medrad, Inc., chairman of the board of Granite State Long Homes, Inc. and a director of Bridge Semiconductor Co., Inc.

Principal and selling shareholders

This prospectus relates to the offer and sale for the account of the selling shareholders described below of an aggregate of 2,632,174 shares of common stock. The selling shareholders in this offering include the MSA Pension Plan, the Pittsburgh Oratory, John T. Ryan III, our chairman and chief executive officer, and certain members of the Ryan family, as set forth in the table below. The 2,068,674 shares being offered by the MSA Pension Plan reflect approximately 79% of the common stock being offered hereby. As a result of the recent performance of our common stock, the trading price of which has increased approximately 200% in the last 12 months, the selling stockholders are offering their shares at this time for the purpose of diversifying their respective portfolios. The following table sets forth, according to our records as of June 9, 2004, the number of shares of our common stock beneficially owned by:

➢	each person, entity or group known by us to own beneficially more than 5% of our outstanding common stock;

➢	each of our named executive officers and directors;

➢	all of our named executive officers and directors as a group; and

➢	the selling shareholders.

The MSA Pension Plan acquired its shares as part of its investment portfolio in 2000, from the family of the Company’s co-founder George H. Deike, Sr. The shares owned by Mr. Ryan were acquired beginning with an acquisition of shares at birth in 1943 from a trust that was established in 1934 by his grandfather John T. Ryan, Sr., the Company’s co-founder. He received additional shares from his parents John T. Ryan, Jr. and Mary Irene Ryan in 1948. Following that time Mr. Ryan continued to acquire shares through annual gifts from his parents and extended family. Since 1986, Mr. Ryan has also acquired shares from the Company as compensation for his services. The other members of the Ryan family that are selling in the offering similarly have acquired their shares over an extended period of time beginning as early as the 1940s.

Beneficial ownership is determined in accordance with the rules of the SEC and, in general, holders having voting or investment power with respect to a security are beneficial owners of that security. Shares of common stock issuable pursuant to options, to the extent such options are either presently exercisable or will become exercisable within 60 days, are treated as beneficially owned and outstanding for the purpose of computing the percentage ownership of the person holding such options. Except as otherwise indicated in the footnotes to the table, the person named or a member of a group has sole voting and investment power with respect to the shares listed. Unless otherwise indicated, the address of each beneficial owner listed in the table below is: c/o Mine Safety Appliances Company, 121 Gamma Drive, RIDC Industrial Park, O’Hara Township, Pittsburgh, Pennsylvania 15238.

The percentage of beneficial ownership of our common stock before and after this offering is based on 40,610,059 shares of our common stock outstanding as of June 9, 2004. This number includes 3,549,719 shares of our common stock held by our Stock Compensation Trust. The shares held by our Stock Compensation Trust are available to satisfy our obligations under our stock incentive plans, which include 2,196,201 options granted to our officers and directors, 1,899,136 of which are currently exercisable or will become exercisable within 60 days. If the underwriters exercise their option, one of the selling shareholders, the MSA Pension Plan, will sell those additional shares necessary to satisfy the option exercise. The table shows shares owned after the offering both without and after giving effect to the underwriters’ exercise of their over-allotment option to purchase up to 394,826 additional shares of common stock.

Principal and selling shareholders

The shares owned and offered by the MSA Pension Plan are reflected in the number of shares beneficially owned by the members of the investment committee for the MSA Pension Plan, John T. Ryan III, William M. Lambert and Dennis L. Zeitler, who exercise voting and investment power with respect to such shares in their collective capacity as trustee for the MSA Pension Plan.

	Shares of Common Stock Owned Before the Offering		Shares Offered if Over-Allotment Option is not Exercised	Shares of Common Stock Owned After the Offering if Over-Allotment Option is not Exercised		Shares Offered if Over-Allotment Option is Exercised	Shares of Common Stock Owned After the Offering if Over-Allotment Option is Exercised
Name	Shares (1) (2)	Percent		Shares (2)(3)	Percent		Shares (2)(3)	Percent
Officers and Directors

John T. Ryan III (4)(5)(6)	8,564,552	21.09%	2,262,074	6,302,478	15.52%	2,656,900	5,907,652	14.55%

Calvin A. Campbell, Jr.	49,810	0.12%	—	49,810	0.12%	—	49,810	0.12%

James A. Cederna	11,368	0.03%	—	11,368	0.03%	—	11,368	0.03%

Thomas B. Hotopp (4)	137,968	0.34%	—	137,968	0.34%	—	137,968	0.34%

Diane M. Pearse	1,114	—	—	1,114	—	—	1,114	—

L. Edward Shaw, Jr. (4)	576,937	1.42%	—	576,937	1.42%	—	576,937	1.42%

John C. Unkovic (6)	2,953,635	7.27%	—	2,953,635	7.27%	—	2,953,635	7.27%

Thomas H. Witmer	28,210	0.07%	—	28,210	0.07%	—	28,210	0.07%

James H. Baillie (7)	317,243	0.78%	—	317,243	0.78%	—	317,243	0.78%

Roberto Cañizares M. (7)	240,245	0.59%	—	240,245	0.59%	—	240,245	0.59%

William M. Lambert (5)(7)	2,888,795	7.11%	2,068,674	820,121	2.02%	2,463,500	425,295	1.05%

Dennis L. Zeitler (5)(7)	2,788,642	6.87%	2,068,674	719,968	1.77%	2,463,500	325,142	0.80%

All executive officers and directors as a group (17 persons) (6)	11,986,277	29.52%	2,262,074	9,724,203	23.95%	2,656,900	9,329,377	22.97%

5% Shareholders
Mary Irene Ryan (8) 20 West Woodland Road Pittsburgh, Pennsylvania 15232	4,868,991	11.99%	—	4,868,991	11.99%	—	4,868,991	11.99%

The PNC Financial Services Group, Inc. (9)(10) PNC Bank Building Pittsburgh, Pennsylvania 15265	3,852,213	9.49%	—	3,852,213	9.49%	—	3,852,213	9.49%

Bruce S. Sherman (11) 8889 Pelican Bay Blvd. Naples, FL 34108	4,071,834	10.03%	—	4,071,834	10.03%	—	4,071,834	10.03%

Gregg J. Powers (11) 8889 Pelican Bay Blvd. Naples, FL 34108	4,025,634	9.91%	—	4,025,634	9.91%	—	4,025,634	9.91%

(footnotes continued on following page)

Principal and selling shareholders

	Shares of Common Stock Owned Before the Offering		Shares Offered if Over- Allotment Option is not Exercised	Shares of Common Stock Owned After the Offering if Over-Allotment Option is not Exercised		Shares Offered if Over- Allotment Option is Exercised	Shares of Common Stock Owned After the Offering if Over-Allotment Option is Exercised
Name	Shares (1)(2)	Percent		Shares (2)(3)	Percent		Shares (2)(3)	Percent
Private Capital Management, Inc. (11) 8889 Pelican Bay Blvd. Naples, FL 34108	4,025,634	9.91%	—	4,025,634	9.91%	—	4,025,634	9.91%

Other Selling Shareholders

The MSA Pension Plan(12)	2,463,500	6.07%	2,068,674	394,826	0.97%	2,463,500	—	—

The Pittsburgh Oratory(13)	234,145	0.58%	38,000	196,145	0.48%	38,000	196,145	0.48%

Lynne Haven Associates LP(14)	458,292	1.13%	46,064	412,228	1.02%	46,064	412,228	1.02%

Catharine M. Ryan(15)	1,040,610	2.56%	60,536	980,074	2.41%	60,536	980,074	2.41%

William F. Ryan(16)	943,773	2.32%	75,500	868,273	2.14%	75,500	868,273	2.14%

Irene Ryan Shaw(17)	1,002,300	2.47%	150,000	852,300	2.10%	150,000	852,300	2.10%

(1)	The shares in this column include the following totals of non-trust and trust shares, respectively, held only by our directors or officers: Mr. Ryan, 2,168,979 shares and 6,395,573 shares; Mr. Campbell, 49,810 shares (non-trust); Mr. Cederna, 11,368 shares (non-trust); Mr. Hotopp, 137,968 shares (non-trust); Ms. Pearse, 1,114; Mr. Shaw, 517,531 shares and 59,406 shares; Mr. Unkovic, 20,238 shares and 2,933,397 shares; Mr. Witmer, 28,210 shares (non-trust); Mr. Baillie, 148,209 shares and 169,034 shares; Mr. Cañizares, 71,211 shares and 169,034 shares; Mr. Lambert, 256,261 shares and 2,632,534 shares; Mr. Zeitler, 156,108 shares and 2,632,534 shares; and all executive officers and directors as a group, 3,929,640 shares and 8,056,637 shares. The trust shares are those as to which the director or officer holds or shares voting and or investment power as a fiduciary or otherwise under the terms of a trust instrument as explained in the other footnotes below. In certain cases, the director or officer is also among the beneficiaries of the trust.
(2)	As applied to shares beneficially owned by directors and officers only: the number of shares of common stock beneficially owned and the number of shares of common stock outstanding used in calculating the percent of class include the following shares of common stock which may be acquired within 60 days upon the exercise of stock options held under our Management Share Incentive Plan or our Directors Stock Option Plan: Mr. Ryan, 674,678 shares; Mr. Campbell, 30,057 shares; Mr. Cederna, 5,238; Mr. Hotopp, 77,013 shares; Ms. Pearse, none; Mr. Shaw, 25,206 shares; Mr. Unkovic, 5,238; Mr. Witmer, 15,504 shares; Mr. Baillie, 127,200 shares; Mr. Cañizares, 62,931 shares; Mr. Lambert, 208,338 shares; Mr. Zeitler, 115,818 shares; and all directors and executive officers as a group, 1,549,747 shares. The number of shares of common stock beneficially owned also includes the following restricted shares awarded under the 1998 Management Share Incentive Plan, as to which such persons have voting power only: Mr. Ryan, 41,850 shares; Mr. Campbell, 2,008 shares; Mr. Cederna, 2,008 shares; Mr. Hotopp, 1,579 shares; Ms. Pearse, 1,114; Mr. Shaw, 2,008 shares; Mr. Unkovic, 2,008 shares; Mr. Witmer, 2,008 shares; Mr. Baillie, 15,350 shares; Mr. Cañizares, 8,280 shares; Mr. Lambert, 15,860 shares; Mr. Zeitler, 13,870 shares; and all directors and executive officers as a group, 132,960 shares.
(3)	The shares in this column include the same totals of non-trust and trust shares set forth in footnote (1) except for Mr. Ryan, Mr. Lambert, Mr. Zeitler and all executive officers and directors as a group. Mr. Ryan, is offering 193,400 non-trust shares held in his individual name and with respect to which he holds sole voting and investment power. In addition, Mr. Ryan, Mr. Lambert and Mr. Zeitler are offering an aggregate of 2,068,674 trust shares held by the trust for the MSA Pension Plan solely in their capacity as the collective trustee for the trust. Accordingly, the shares in this column include the following totals of non-trust and trust shares for Mr. Ryan, Mr. Lambert, Mr. Zeitler and all executive officers and directors as a group: Mr. Ryan, 1,975,579 shares and 4,326,899 shares; Mr. Lambert, 256,261 shares and 563,860 shares; and Mr. Zeitler, 156,108 shares and 563,860 shares.

Principal and selling shareholders

(4)	Includes shares of common stock as to which voting and investment power is shared with the spouse as follows: Mr. Ryan, 458,292 shares; Mr. Hotopp, 59,376 shares; Mr. Shaw, 446,097 shares; and all directors and executive officers as a group, 986,764 shares. Amounts shown do not include 582,318 shares of common stock held by Mr. Ryan’s wife, including 160,344 shares held as trustee, or 556,203 shares of common stock held by Mr. Shaw’s wife.
(5)	Includes 2,463,500 shares of common stock held by the trust for the MSA Pension Plan. Mr. Ryan, Mr. Lambert and Mr. Zeitler share voting and investment power over these shares as members of the investment committee for the MSA Pension Plan. Under the trust agreement between MSA and the members of the investment committee in their capacity as collective trustee for the MSA Pension Plan, the members of the committee may vote the shares of common stock held by the trust with respect to uncontested elections of directors, ratification of auditors and approval of employee benefit and stock plans previously approved by the board of directors or a board committee. As to any other matter, shares held by the trust are to be voted as directed by the board of directors.
(6)	Includes 157,500 shares of common stock as to which Messrs. Ryan and Unkovic share voting power as co-trustees and 2,695,545 shares of common stock as to which Messrs. Ryan and Unkovic share voting power with Mary Irene Ryan as co-trustees. The amount for Mr. Ryan also includes 707,994 shares of common stock as to which Mr. Ryan, Mary Irene Ryan and certain other individuals share voting and investment power as co-trustees. See footnote (8) for a discussion of the beneficial ownership of Mary Irene Ryan. Mary Irene Ryan is the mother of John T. Ryan III.
(7)	We have established a Stock Compensation Trust which holds 3,549,719 shares of common stock which are available to satisfy our obligations under our stock incentive plans. Under the terms of the trust agreement, the trustee, PNC Bank, must follow the directions of the holders of stock options under the plans, excluding members of the board of directors, in voting the shares held by the trust and in determining whether such shares should be tendered in the event of a tender or exchange offer for the common stock. Each such option holder has the power to direct the trustee with respect to a number of shares of common stock equal to the shares held by the trust divided by the number of option holders. Included in the table are 169,034 shares of common stock each for Messrs. Baillie, Cañizares, Lambert and Zeitler, and 1,521,306 shares of common stock for all directors and executive officers as a group, as to which such persons and our other executive officers have such voting and investment power.
(8)	Mary Irene Ryan has sole voting power with respect to 1,465,452 and sole voting and investment power with respect to 601,452 shares, and shares voting and investment power with respect to 3,403,539 and 4,267,539 shares, respectively, with co-fiduciaries. Of such shares, voting and investment power over 3,403,539 shares of common stock is shared with John T. Ryan III, and voting and investment power over 2,695,545 shares of common stock is shared with John Unkovic.
(9)	All shares are held by subsidiary banks of The PNC Financial Services Group, Inc. in various fiduciary capacities. The banks have sole voting and investment power with respect to 180,555 and 37,050 shares, respectively, and share voting and investment power with respect to 0 and 3,794,613 shares, respectively.
(10)	Includes 3,549,719 shares of common stock held by our Stock Compensation Trust, as to which investment power is shared with certain of our executive officers and other holders of stock options under our stock incentive plans. See footnote (7) above.
(11)	According to a Schedule 13G filed on February 13, 2004, Mr. Sherman is the CEO and Mr. Powers is the President of Private Capital Management, Inc., an investment advisor (“PCM”), and in that capacity share voting and investment power with PCM over 4,025,634 shares of common stock which PCM holds on behalf of its clients. Mr. Sherman has sole voting and investment power over 46,200 shares of common stock.
(12)	The shares owned and offered by the MSA Pension Plan are reflected in the number of shares beneficially owned by the members of the investment committee for the MSA Pension Plan, John T. Ryan III, William M. Lambert and Dennis L. Zeitler, who exercise voting and investment power with respect to such shares in their collective capacity as trustee for the MSA Pension Plan.
(13)	Father David Abernathy and Father Joseph Sioli share voting and dispositive power with respect to all shares owned by The Pittsburgh Oratory. The Pittsburgh Oratory is the campus ministry of the Pittsburgh Diocese of the Roman Catholic Church. The Oratory Services Carnegie Mellon University, the University of Pittsburgh and Chatham College. John T. Ryan III, his wife, Catharine Ryan, and his mother, Mary Irene Ryan, donate shares annually to the Oratory.
(14)	Lynne Haven Associates LP. John T. Ryan III and Catharine M. Ryan are the general partners of this limited partnership.
(15)	Catharine M. Ryan is the wife of John T. Ryan III. Mrs. Ryan has sole voting and investment power with respect to the shares offered hereby and with respect to 521,782 shares that will remain outstanding after this offering. With respect to 160,344 shares that will remain outstanding after this offering, Mrs. Ryan has sole voting and investment power as a fiduciary under the terms of a trust of which certain Ryan family members are the beneficiaries. Mrs. Ryan shares voting and investment power with her spouse with respect to 412,228 shares that will remain outstanding after this offering.

(footnotes continued on following page)

Principal and selling shareholders

(16)	William F. Ryan is the brother of John T. Ryan III. Mr. Ryan has sole voting and investment power with respect to all of his shares.
(17)	Irene Ryan Shaw is the wife of L. Edward Shaw, Jr. and the sister of John T. Ryan III. Mrs. Shaw has sole voting and investment power with respect to the shares offered hereby and with respect to 406,203 shares that will remain outstanding after this offering. Mrs. Shaw shares voting and investment power with her spouse with respect to 446,097 shares that will remain outstanding after this offering.

Description of capital stock

Set forth below is a summary description of all the material terms of our capital stock. For more information, please see our restated articles of incorporation, a copy of which has been filed as an exhibit to our annual report on Form 10-K for the year ended December 31, 2003 and which is incorporated herein by reference.

AUTHORIZED SHARES

We have an authorized capital stock of 181,100,000 shares consisting of: (1) 100,000 shares of 4 1/2% cumulative preferred stock, par value $50.00 per share, or the 4 1/2% preferred stock; (2) 1,000,000 shares of second cumulative preferred stock, par value $10.00 per share, or the second preferred stock and, together with the 4 1/2% preferred stock, the preferred stock; and (3) 180,000,000 shares of common stock without par value. The authorized shares of second preferred stock are issuable in one or more series on the terms set by the resolution or resolutions of our board of directors providing for the issuance thereof. Each series of second preferred stock would have such dividend rate, which might or might not be cumulative, such voting rights, which might be general or special, and such liquidation preferences, redemption and sinking fund provisions, conversion rights or other rights and preferences, if any, as our board may determine.

VOTING RIGHTS

General.    Except for such voting rights as are granted to the holders of the preferred stock in the articles or in the resolutions of our board establishing any series of second preferred stock, or as otherwise required by law, all voting power of our shares belongs exclusively to the holders of common stock. The holders of common stock are generally entitled to one vote for each share held of record on all matters submitted to a shareholder vote and do not have cumulative voting rights in the election of directors. The absence of cumulative voting means that a nominee for director must receive the votes of a plurality of the shares voted in order to be elected.

Special Votes for Transactions with 20% Shareholders.    The articles contain provisions requiring special shareholder votes to approve certain types of transactions. In the absence of these provisions, either the transactions would require approval by a majority of the shares voted at a meeting or no shareholder vote would be required.

Transactions with an interested person.    The articles require that certain transactions between us and an “interested person” be approved by the affirmative votes of the holders of 75% of the outstanding common stock. An “interested person” is generally defined by the articles to mean a person or a group acting in concert that beneficially owns 20% or more of our outstanding common stock.

The transactions subject to this special vote requirement include (1) any merger or consolidation to which we and an interested person are parties, (2) any sale, lease, exchange or other disposition of 20% or more of our consolidated assets to an interested person or (3) any transaction of a character described in (1) or (2) involving an “affiliate” or “associate” of an interested person or an associate of any such affiliate or an affiliate of any such associate. For purposes of this provision, an (a) “affiliate” of a person is another person that controls, is controlled by or is under common control with such person and (b) an “associate” of a person is (i) any corporation or organization of which such person is an officer, partner or the beneficial owner of 10% or more of any class of securities, (ii) any trust or estate in which such person has a 10% or greater beneficial interest or for which such person serves as trustee or in a similar capacity; or (iii) any relative or spouse of such person, or relative of such spouse, who has the same residence as such person.

Description of capital stock

This special shareholder vote requirement does not apply to any transaction which is (a) approved by the vote of not less than a majority of our board prior to the time the interested person involved in the transaction became an interested person or (b) approved prior to consummation by the vote of not less than a majority of our board disregarding the vote of any director who is the interested person involved in the transaction, an affiliate, associate or agent of such interested person or an associate or agent of any such affiliate.

Transactions with an acquiring person.    The articles require that certain transactions between us and an “acquiring person” be approved by the affirmative votes of the holders of a majority of the voting power of our voting stock not beneficially owned by an acquiring person. An “acquiring person” is generally defined by the articles to mean any person which (1) beneficially owns or is a member of a group acting in concert which beneficially owns 20% or more of the voting power of our outstanding voting stock, (2) is a director of MSA and at any time within the preceding two years beneficially owned 20% or more of such voting power or (3) has succeeded to the beneficial ownership of any shares of our voting stock which were at any time during the preceding two years beneficially owned by an acquiring person, if such succession occurred through a transaction not involving a public offering under the Securities Act. The term “acquiring person” does not include MSA, a subsidiary, a trustee for an MSA employee benefit plan or a person or group which on February 14, 1986 beneficially owned 20% or more of the voting power of our outstanding voting stock.

The transactions subject to this special vote requirement include (1) a merger, consolidation or share exchange of MSA or a subsidiary with an acquiring person or with another person which is or after the transaction would be an “affiliate” or “associate” of an acquiring person, (2) a sale, lease, exchange or other disposition of 10% or more of the book or market value of MSA’s or a subsidiary’s consolidated assets to an acquiring person or of 10% or more of the book or market value of an acquiring person’s consolidated assets to MSA or a subsidiary, (3) the issuance, transfer or delivery, other than on a pro rata basis to all shareholders, of any securities of MSA or a subsidiary by MSA or a subsidiary to an acquiring person or of any securities of an acquiring person by the acquiring person to MSA or a subsidiary, (4) a recapitalization, reorganization, reclassification of securities or other transaction involving MSA that would have the effect of increasing an acquiring person’s voting power or (5) the adoption of a plan for the liquidation or dissolution of MSA in which an acquiring person is treated differently from other shareholders of the same class.

With respect to any particular transaction, the term “acquiring person” includes any “affiliate” or “associate” of an acquiring person or any other person acting in concert with such person. For purposes of this provision, an (a) “affiliate” of a person is another person, other than MSA or a subsidiary, that controls, is controlled by or is under common control with such person and (b) an “associate” of a person is (i) a director, officer or partner of, or the beneficial owner of 10% or more of any class of equity securities of, such person or any of its affiliates, (ii) a corporation or organization, other than MSA or a subsidiary, of which such person is a director, officer, partner or the beneficial owner of 10% or more of any class of equity securities, (iii) a trust or estate in which such person has a substantial beneficial interest or as to which such person serves as trustee or similar fiduciary, (iv) any relative or spouse of such person, or relative of such spouse, who has the same home as such person or is a director or officer of MSA or any subsidiary or (v) any registered investment company for which such person or any of its affiliates or associates serves as investment advisor.

This special shareholder vote requirement does not apply to any transaction approved by our board upon the vote of not less than a majority of the “disinterested directors.” A “disinterested director” is any director of MSA who is unaffiliated with and not a representative of any acquiring person and either (1) was a director immediately before the acquiring person became an acquiring person or (2) was

Description of capital stock

recommended for election by a majority of the disinterested directors then on our board. If at any time there are no disinterested directors in office, then any provision in the articles calling for a determination, recommendation or approval by a majority of the disinterested directors shall be deemed satisfied if our board takes such action by a two-thirds vote of all directors in office.

Shareholder Action—Meetings and Special Meetings.    The articles require that any action required or permitted to be taken by our shareholders must be taken at a duly called annual or special meeting and may not be taken without a meeting by written consent. Subject to the rights of the holders of any class or series of preferred stock with respect to any separate class or series vote of such holders, special meetings of our shareholders may be called only by our board pursuant to a resolution approved by a majority vote of the disinterested directors.

Amendment of articles and Bylaws.    The articles require the affirmative votes of the holders of a majority of the voting power of the voting stock not beneficially owned by an acquiring person to approve any amendment to the articles or any shareholder amendment to the bylaws. This special voting requirement does not apply to an amendment previously approved by a majority vote of the disinterested directors. In addition, any amendment to the articles provisions described under “Transactions with an interested person” above would require approval by the affirmative votes of the holders of 75% of the outstanding shares of common stock. By statute, any amendment to any other provision of the articles or any amendment of the bylaws by the shareholders would also require approval by a majority of the votes cast on the proposed amendment at a meeting of shareholders at which a quorum of a majority of the voting power of the voting stock was present. Except as to matters for which a shareholder vote is required by statute, our board may also amend the bylaws without shareholder approval by a vote of a majority of the disinterested directors.

Preferred stock Restrictions.    The articles provide that except with the affirmative vote of the holders of at least 60% of the outstanding shares of 4 1/2% preferred stock or second preferred stock, as the case may be, we may not, whether by amendment of the articles, sale of assets, merger, consolidation or otherwise, (a) amend the articles so as to affect adversely the relative rights, preferences or powers of such class of preferred stock or (b) authorize, or increase the authorized amount of, such class of preferred stock or any class or series ranking senior to or on a parity with such class in the payment of dividends or the preferential distribution of assets. No such vote is required for any sale of assets, merger or consolidation if (i) such holders of preferred stock immediately prior thereto shall thereafter continue to hold or shall receive in connection therewith the same number of shares of preferred stock, with the same relative rights, preferences and powers, of the acquiring, surviving or resulting corporation, or (ii) the authorized capital stock of the acquiring, surviving or resulting corporation immediately thereafter shall include only classes of stock which no such vote would have been required to authorize under clauses (a) or (b) of the previous sentence.

BOARD OF DIRECTORS

Classified board.    The articles divide our board into three classes, each consisting of one-third, or as near as may be, of the whole number of our board. One class of directors is elected at each annual meeting of shareholders, and each class serves for a term of three years.

The number of directors which constitute the full board may be not be less than 5 nor more than 15, with the exact number to be determined from time to time by our board by a majority vote of the disinterested directors then in office. Except as otherwise required by law, vacancies on our board, including vacancies resulting from an increase in the number of directors, may be filled only by a majority vote of the disinterested directors then in office, even if less than a quorum of our board.

Description of capital stock

Directors elected by our board to fill vacancies serve for the full remainder of the term of the class to which they have been elected.

Removal of Directors.    The articles provide that a director, any class of directors or the entire board may be removed from office by shareholder vote only for cause and only if, in addition to any other vote required by law, such removal is approved by a majority of the voting power of the outstanding voting stock which is not beneficially owned by an acquiring person.

Nomination of Director Candidates.    The articles require that any shareholder intending to nominate a candidate for election as a director must give written notice of the nomination, containing certain specified information, to our secretary not later than 90 days in advance of the meeting at which the election is to be held.

Preferred stock Directors.    The articles provide that if at any time dividends payable on the 4 1/2% preferred stock or the second preferred stock shall be accrued and unpaid in an amount equal to or exceeding six quarterly dividends, then the holders of such class of preferred stock, voting as a separate class without regard to series, shall be entitled to elect two directors, in addition to the directors elected by the holders of common stock and any directors elected by the other class of preferred stock. In the case of the 4 1/2% preferred stock, such voting power and the terms of office of any directors so elected shall cease when all accrued and unpaid dividends on such stock to the beginning of the then current dividend period shall have been paid in full or funds for the payment thereof shall have been set apart. In the case of the second preferred stock, such voting power shall cease when all accrued and unpaid dividends on all series of such stock shall have been paid to the end of the last preceding quarterly dividend, but any such director previously elected shall continue to serve until the next annual meeting of shareholders.

The provisions of the articles described above under “Classified Board,” “Removal of Directors” and “Nomination of Director Candidates” do not apply to any directors elected by a separate class vote of the holders of preferred stock.

SHAREHOLDER RIGHTS PLAN

We have established a shareholder rights plan under which each share of common stock presently outstanding or which is issued hereafter prior to the “distribution date,” defined below, is granted one-ninth of a preferred share purchase right, or a right. Each right entitles the registered holder to purchase from us one one-thousandth (1/1000) of a share of series A junior participating preferred stock, par value $10.00 per share, or the series A preferred shares, of MSA at a price of $255.00 per 1/1000th of a series A preferred share, subject to adjustment in the event of stock dividends and similar events occurring prior to the distribution date. Each 1/1000th of a series A preferred share would have voting, dividend and liquidation rights which are the approximate equivalent of one share of common stock.

The rights are not exercisable until the distribution date, which is the earlier to occur of (i) 10 days following the date, or the stock acquisition date, of a public announcement that a person or group, or an acquiring person, has acquired beneficial ownership, after excluding “exempted shares” (defined below), of 15% or more of the outstanding common stock or (ii) 10 business days, unless extended by our board, following the commencement of a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding common stock without excluding any exempted shares.

In general, the term “exempted shares” means shares held by a natural person, trust, estate, tax-exempt foundation or similar entity (eligible person) which have been held continuously since February 10, 1997

Description of capital stock

or were acquired since that date pursuant to an employee benefit plan of MSA or by gift, inheritance or other testamentary distribution from an eligible person who had acquired them prior to February 10, 1997 or from an MSA employee benefit plan.

Until the distribution date, the rights will be transferred with and only with the common stock, and the surrender for transfer of any certificate for common stock will also constitute the transfer of the rights associated with the shares represented by such certificate. As soon as practicable following the distribution date, separate certificates evidencing the rights will be mailed to holders of record of the common stock as of the close of business on the distribution date, and the rights will then become separately tradable.

In the event that any person or group becomes, after excluding any exempted shares, the beneficial owner of 15% or more of the outstanding shares of common stock, other than pursuant to a tender or exchange offer for all outstanding shares of common stock at a price and on terms determined by a majority of the non-officer members of our board who are not representatives, affiliates or associates of an acquiring person, after receiving advice from one or more investment banking firms, to be at a price which is fair to our shareholders and otherwise in the best interests of MSA and our shareholders, each holder of a right, other than rights beneficially owned by, or in certain circumstances acquired from, the acquiring person or its associates or affiliates, which will be void, will thereafter have the right to receive upon exercise that number of shares of common stock, or, in certain circumstances, cash, property or other securities of MSA, having a value equal to two times the exercise price of the right. However, the rights are not exercisable following any such event until such time as the rights are no longer redeemable by us as set forth below.

In the event that after the stock acquisition date, (i) we engage in a merger or consolidation in which we are not the surviving corporation or in which shares of our common stock are converted or exchanged, other than a transaction pursuant to a qualifying offer, or (ii) 50% or more of its consolidated assets or earning power are sold or transferred, proper provision will be made so that each holder of a right, other than rights which have previously been voided as set forth above, will thereafter have the right to receive, upon exercise of the right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the right.

At any time after a person or group becomes an acquiring person and prior to the acquisition by such person or group of 50% or more of the outstanding common stock, our board may exchange the rights, other than rights owned by such person or group, which have become void, in whole or in part, at an exchange ratio of one share of common stock, or 1/1000th of a series A preferred share, or of a share of a class or series of our preferred stock having equivalent rights, preferences and privileges, per right, subject to adjustment.

At any time until 10 days following the stock acquisition date, our board may redeem the rights in whole, but not in part, at a redemption price of $.01 per right, subject to adjustment.

Prior to the distribution date, the terms of the rights may without the consent of the holders of the rights be amended by our board in any respect whatever, except for an amendment that would change the redemption price, the exercise price of the rights, the number of 1/1000ths of a series A preferred share purchasable upon exercise of the rights or the final expiration date of the rights. After the distribution date, our board may amend the rights agreement to cure any ambiguity or inconsistency, to make changes which do not adversely affect the interests of holders of rights, excluding the interest of any acquiring person, or to shorten or lengthen any time period under the rights agreement; provided, however, that no amendment to adjust the time period governing redemption may be made at such time

Description of capital stock

as the rights are not redeemable. The rights will expire on February 21, 2007, unless the rights are earlier redeemed by us as described above.

PENNSYLVANIA BUSINESS CORPORATION LAW

The provisions of the articles described under “Voting Rights” and “Board of Directors” above and our shareholder rights plan are in addition to certain provisions of Chapter 25 of the Pennsylvania Business Corporation Law, or BCL, which may have the effect of discouraging or rendering more difficult a hostile takeover attempt against us.

Under Section 2538 of the BCL, any merger, consolidation, share exchange or sale of assets between us or a subsidiary and any of our shareholders, any division of MSA in which any shareholder receives a disproportionate amount of any shares or other securities of any corporation resulting from the division, any voluntary dissolution of MSA in which a shareholder is treated differently from other shareholders of the same class or any reclassification in which any shareholder’s voting or economic interest in us is materially increased relative to substantially all other shareholders must, in addition to any other shareholder vote required, be approved by a majority of the votes which all shareholders other than the shareholder receiving the special treatment are entitled to cast with respect to the transaction. This special vote requirement does not apply to a transaction (1) which has been approved by a majority vote of our board, without counting the vote of certain directors affiliated with or nominated by the interested shareholder or (2) in which the consideration to be received by the shareholders is not less than the highest amount paid by the interested shareholder in acquiring shares of the same class.

Under Subchapter 25E of the BCL, if any person or group acting in concert acquires voting power over shares representing 20% or more of the votes which all shareholders of MSA would be entitled to cast in an election of directors, any other shareholder may demand that such person or group purchase such shareholder’s shares at a price determined in an appraisal proceeding. Under Subchapter 25F of the BCL, we may not engage in merger, consolidation, share exchange, division, asset sale or a variety of other “business combination” transactions with a person which becomes the “beneficial owner” of shares representing 20% or more of the voting power in an election of our directors unless (1) the business combination or the acquisition of the 20% interest is approved by our board prior to the date the 20% interest is acquired, (2) the person beneficially owns at least 80% of the outstanding shares and the business combination (a) is approved by a majority vote of the disinterested shareholders and (b) satisfies certain minimum price and other conditions prescribed in Subchapter 25F, (3) the business combination is approved by a majority vote of the disinterested shareholders at a meeting called no earlier than five years after the date the 20% interest is acquired or (4) the business combination (a) is approved by shareholder vote at a meeting called no earlier than five years after the date the 20% interest is acquired and (b) satisfies certain minimum price and other conditions prescribed in Subchapter 25F.

We have elected to opt out from coverage by Subchapter 25G of the BCL, which would have required a shareholder vote to accord voting rights to control shares acquired by a 20% shareholder in a control-share acquisition, and Subchapter 25H of the BCL, which would have required a person or group to disgorge to us any profits received from a sale of our equity securities within 18 months after the person or group acquired or offered to acquire 20% of our voting power or publicly disclosed an intention to acquire control of MSA.

DIVIDEND RIGHTS

Subject to the rights of the holders of the preferred stock, the holders of common stock are entitled to dividends when, as and if declared by our board out of funds legally available therefor.

Description of capital stock

The articles provide that the holders of the 4 1/2% preferred stock are entitled to quarterly dividends at the rate of 4 1/2% per annum, when and as declared by our board, and that no dividends may be paid, or distribution ordered or made, on the common stock or the second preferred stock (collectively, the “junior stock”) in any year while dividends are accumulated and unpaid upon the 4 1/2% preferred stock unless and until dividends for the current year shall have been declared and paid or set apart for the 4 1/2% preferred stock. The articles further provide that so long as any 4 1/2% preferred stock is outstanding, we may not declare or pay any dividend (except dividends payable in shares of junior stock) on any shares of junior stock which would reduce our earned surplus below an amount equal to 50% of the aggregate par value of the then outstanding shares of 4 1/2% preferred stock.

If second preferred stock is issued, our board may also grant to the holders of such stock preferential dividend rights which would prohibit payment of dividends on the common stock unless and until specified dividends on the second preferred stock had been paid or in other circumstances and/or rights to share ratably in any dividends payable on the common stock.

LIQUIDATION RIGHTS

Upon liquidation, dissolution or winding up of MSA, whether voluntary or involuntary, the holders of our common stock are entitled to share ratably in our assets available for distribution after all of our liabilities have been satisfied and all preferential amounts payable to the holders of preferred stock have been paid.

The articles provide that in the event of liquidation, dissolution or winding up of MSA, the holders of the 4 1/2% preferred stock shall be entitled to receive, before any distribution may be paid to the holders of junior stock, the sum of $50.00 per share if the liquidation, dissolution or winding up shall be involuntary, or $52.50 per share if it shall be voluntary, together in either case with all accrued and unpaid dividends to the date fixed for payment of such preferential amounts.

If second preferred stock is issued, our board may also grant to the holders of such stock preferential liquidation rights, which would entitle them to be paid out of our assets available for distribution before any distribution is made to the holders of common stock and/or rights to participate ratably with the common stock in any such distribution.

MISCELLANEOUS

There are no preemptive rights, sinking fund provisions, conversion rights or redemption provisions applicable to the common stock. Holders of fully paid shares of common stock are not subject to any liability for further calls or assessments.

Underwriting

We, the selling shareholders and the underwriters named below have entered into an underwriting agreement concerning the shares the selling shareholders are offering. Subject to conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. UBS Securities LLC, Robert W. Baird & Co. Incorporated and KeyBanc Capital Markets, a division of McDonald Investments Inc. are the representatives of the underwriters. Subject to the terms and conditions set forth in the underwriting agreement, the underwriters will be obligated to purchase all of the shares offered hereby if any of the shares are purchased.

Underwriters	Number of shares
UBS Securities LLC
Robert W. Baird & Co. Incorporated
KeyBanc Capital Markets, a division of McDonald Investments Inc.

Total	2,632,174

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have a 30-day option to buy from the MSA Pension Plan up to an additional 394,826 shares at the public offering price less the underwriting discounts and commissions to cover these sales. If any shares are purchased under this option, the underwriters will severally purchase these shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions the selling shareholders will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 394,826 shares.

	No exercise	Full exercise
Per Share	$	$
Total

We estimate that the total expenses of the offering payable by the selling shareholders, excluding underwriting discounts and commissions, will be approximately $            . Expenses include the Securities and Exchange Commission and NASD filing fees, New York Stock Exchange listing fees, printing, legal, accounting and transfer agent and registrar fees and other miscellaneous fees and expenses.

Shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $              per share from the public offering price. Any of these securities dealers may resell any shares purchased from the underwriters to other brokers or dealers at a discount of up to $              per share from the public offering price. If all the shares are not sold at the public offering price, the representatives may change the offering price and the other selling terms. Sales of shares made outside of the United States may be made by affiliates of the underwriters. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the shares at the prices and upon the terms stated therein, and, as a result, will thereafter bear any risk associated with changing the offering price to the public or other selling terms.

Our directors and executive officers and each selling shareholder have agreed with the underwriters not to sell, offer to sell, contract or agree to sell, hedge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exercisable or exchangeable for shares of

Underwriting

common stock, or warrants or other rights to purchase shares of common stock from the date of the initial filing of the registration statement of which this prospectus forms a part and until after the date that is 90 days after the date of this prospectus (referred to as the “lock-up period”) without the prior written consent of UBS Securities LLC. This agreement does not apply to (1) the sale to the underwriters of shares of common stock pursuant to this offering, (2) bona fide gifts, provided that the recipient agrees in writing to be bound by the terms of the lock-up agreement, (3) dispositions to any trust for the direct or indirect benefit of the party signing the lock-up agreement and/or the immediate family of such party, provided that such trust agrees in writing to be bound by the terms of the lock-up agreement or (4) the exercise of options under our stock incentive plans existing as of the date of the filing of the initial registration statement and the concurrent sale of shares of common stock to us solely for the purpose of satisfying the payment of applicable withholding taxes.

In addition, we have agreed with the underwriters not to sell, offer to sell, contract or agree to sell, hedge or otherwise dispose of, directly or indirectly, or file or cause to be declared effective a registration statement under the Securities Act of 1933 relating to the offer and sale of, any shares of common stock or securities convertible into or exercisable for common stock, or warrants or other rights to purchase shares of common stock or any other securities that are substantially similar to common stock during the lock-up period. This agreement does not apply to (1) issuances of common stock upon the exercise of options disclosed as outstanding in the prospectus and (2) issuances of employee stock options not exercisable during the lock-up period pursuant to stock option plans described in the prospectus.

Although UBS Securities LLC has advised us that it has no intent or understanding to do so, it, in its sole discretion, may permit early release of the shares of our common stock subject to the restrictions detailed above prior to the expiration of the lock up period. UBS Securities LLC has advised us that, prior to granting an early release of our common stock, it would consider factors including need, market conditions, the performance of our common stock price, trading liquidity, and other relevant considerations. UBS Securities LLC has advised us that it will not consider its own holdings as a factor in its decision to grant an early release from the provisions of such lock-up agreements.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include stabilizing transactions. Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress. These transactions may also include short sales and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering.

Short sales may be either “covered short sales” or “naked short sales.” Covered short sales are sales made in an amount not greater than the underwriters’ over-allotment option to purchase additional shares in the offering. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

A stabilizing bid is a bid for, or the purchase of, shares of common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of our common stock. The underwriters also may

Underwriting

impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

We and the selling shareholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect thereof.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

Our common stock is listed on the American Stock Exchange, and we have applied to list our common stock on the New York Stock Exchange, under the symbol “MSA.”

Certain of the underwriters and their respective affiliates have, from time to time, performed and may in the future perform, various financial advisory and investment banking services for us and our affiliates, for which they received or will receive customary fees and expenses.

Legal matters

The validity of the shares of our common stock will be passed upon for us by Reed Smith LLP. Certain legal matters will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York, and for the underwriters by Simpson Thacher & Bartlett LLP, New York, New York.

Experts

The financial statements as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Where you can find more information about us

We are subject to the information requirements of the Securities Exchange Act of 1934, and in accordance with the Exchange Act, we file reports, proxy statements and other information with the SEC. Our reports, proxy statements and most other information that we file with the SEC may be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of this material may be obtained by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C., 20549, at prescribed rates. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains our reports, proxy statements and other information as well as documents from other companies that file electronically with SEC. The site is http://www.sec.gov.

Information incorporated by reference

The SEC allows us to “incorporate by reference” in this prospectus the information that we file with the SEC in other documents. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. Information furnished under Item 12 of our Current Report on Form 8-K is not incorporated by reference in this prospectus. We furnished information under Item 12 of our Current Report on Form 8-K on March 4, 2004. We incorporate by reference in this prospectus the documents listed below, any filings that we make after the date of filing of the initial registration statement of which this prospectus forms a part and prior to the effectiveness of that registration statement, and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all of the securities that we have registered under the registration statement of which this prospectus forms a part:

➢	Annual Report on Form 10-K for the year ended December 31, 2003 filed on March 15, 2004;

➢	Quarterly Report on Form 10-Q for the quarter ended March 31, 2004 filed on May 7, 2004;

➢	Current Report on Form 8-K filed on March 12, 2004; and

➢	Form 8-A filed on December 27, 1999.

We post all of the documents referred to above on our website, www.msanet.com. In addition, we will provide without charge to each person to whom this prospectus is delivered, upon written or oral request, a copy of any or all of the documents referred to above. Requests for these documents should be directed to Secretary and General Counsel, Mine Safety Appliances Company, 121 Gamma Drive, RIDC Industrial Park, O’Hara Township, Pittsburgh, Pennsylvania 15238, telephone (412) 967-3000.

Index to financial statements

Mine Safety Appliances Company

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Mine Safety Appliances Company:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, changes in retained earnings and accumulated other comprehensive income, and of cash flows present fairly, in all material respects, the financial position of Mine Safety Appliances Company and its subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United Sates). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP Pittsburgh, Pennsylvania February 20, 2004

CONSOLIDATED STATEMENT OF INCOME

	Year Ended December 31
	2003	2002	2001
	(In thousands, except per share amounts)
Net sales	$696,473	$564,426	$509,736
Other income, net	1,724	2,271	2,776

	698,197	566,697	512,512

Costs and expenses
Cost of products sold (excludes items shown below)	408,219	331,215	292,940
Selling, general and administrative	170,081	140,924	130,092
Research and development	21,722	20,372	16,740
Depreciation and amortization	23,208	21,525	22,590
Interest	4,564	4,769	5,349
Currency exchange (gains) losses	(3,356)	(191)	1,197

	624,438	518,614	468,908

Income from continuing operations before income taxes	73,759	48,083	43,604
Provision for income taxes	24,835	16,870	17,753

Net income from continuing operations	48,924	31,213	25,851
Net income from discontinued operations	2,685	3,864	5,780
Gain on sale of discontinued operations—after tax	13,658

Net income	$65,267	$35,077	$31,631

Basic earnings per common share:
Continuing operations	$1.33	$.85	$.72
Discontinued operations	.45	.11	.16

Net income	$1.78	$.96	$.88

Diluted earnings per common share:
Continuing operations	$1.31	$.85	$.71
Discontinued operations	.44	.10	.16

Net income	$1.75	$.95	$.87

See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEET

		December 31
		2003	2002
		(In thousands, except share amounts)
Assets
Current Assets	Cash and cash equivalents	$73,244	$36,477
	Trade receivables, less allowance for doubtful accounts of $6,418 and $4,134	89,919	58,648
	Other receivables	38,981	35,456
	Inventories	90,103	76,748
	Deferred tax assets	17,890	20,396
	Prepaid expenses and other current assets	10,794	10,157
	Assets held for sale	2,311	45,062

	Total current assets	323,242	282,944

Property	Land	4,642	5,615
	Buildings	80,044	91,320
	Machinery and equipment	269,739	250,797
	Construction in progress	5,521	5,580

	Total	359,946	353,312
	Less accumulated depreciation	(239,386)	(222,905)

	Net property	120,560	130,407
Other Assets	Prepaid pension cost	121,290	107,338
	Deferred tax assets	23,047	7,800
	Goodwill	44,810	42,963
	Other noncurrent assets	10,936	8,313

	Total	$643,885	$579,765

Liabilities
Current Liabilities	Notes payable and current portion of long-term debt	$5,666	$14,060
	Accounts payable	40,029	30,979
	Employees’ compensation	15,486	16,216
	Insurance and product liability	13,518	8,899
	Taxes on income	4,976	3,748
	Other current liabilities	35,040	25,798

	Total current liabilities	114,715	99,700

Long-Term Debt		59,915	64,350

Other Liabilities	Pensions and other employee benefits	74,808	61,198
	Deferred tax liabilities	70,845	61,402
	Other noncurrent liabilities	15,744	4,053

	Total other liabilities	161,397	126,653

Shareholders’ Equity
	Preferred stock, 4 1/2% cumulative, $50 par value (callable at $52.50)	3,569	3,569
	Common stock, no par value (shares outstanding:
	2003—36,927,984 2002—12,207,029)	31,187	28,626
	Stock compensation trust	(19,385)	(21,697)
	Treasury shares, at cost	(137,173)	(134,827)
	Deferred stock compensation	(993)	(801)
	Accumulated other comprehensive income	(6,037)	(20,501)
	Earnings retained in the business	436,690	434,693

	Total shareholders’ equity	307,858	289,062

	Total	$643,885	$579,765

See notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

	Year Ended December 31
	2003	2002	2001
	(In thousands)
Operating Activities
Net income	$65,267	$35,077	$31,631
Net income from discontinued operations	(2,685)	(3,864)	(5,780)
Gain on the sale of discontinued operations	(13,658)

Net income from continuing operations	48,924	31,213	25,851
Depreciation and amortization	23,208	21,525	22,590
Pensions	(8,845)	(13,125)	(14,962)
Net gain on sale of investments and assets	(2,332)	(35)	(1,764)
Deferred income taxes	4,922	4,765	9,259
Receivables and other receivables	(27,039)	(3,008)	(16,846)
Inventories	(3,162)	5,518	(10,716)
Accounts payable and accrued liabilities	1,253	(3,616)	(2,955)
Other assets and liabilities	(1,864)	(1,775)	4,132
Other—including currency exchange adjustments	(2,554)	1,582	5,561

Cash Flow From Continuing Operations	32,511	43,044	20,150
Cash Flow From Discontinued Operations	8,029	6,412	7,635

Cash Flow From Operating Activities	40,540	49,456	27,785

Investing Activities
Property additions	(19,628)	(20,072)	(19,987)
Property disposals	23,521	649	6,685
Proceeds from sale of discontinued operations	63,042
Acquisitions, net of cash acquired, and other investing	(279)	(14,667)	(6,765)

Cash Flow From Investing Activities	66,656	(34,090)	(20,067)

Financing Activities
Additions to long-term debt	245	677	12
Reductions of long-term debt	(4,902)	(7,089)	(5,259)
Changes in notes payable and short-term debt	(9,146)	5,578	1,150
Cash dividends and special distributions	(63,270)	(7,961)	(6,480)
Company stock purchases	(2,309)	(846)	(3,227)
Company stock sales	3,036	2,508	7,477

Cash Flow From Financing Activities	(76,346)	(7,133)	(6,327)

Effect of exchange rate changes on cash	5,917	1,543	(1,231)

Increase in cash and cash equivalents	36,767	9,776	160
Beginning cash and cash equivalents	36,477	26,701	26,541

Ending cash and cash equivalents	$73,244	$36,477	$26,701

Supplemental cash flow information:
Interest payments	$5,025	$5,890	$6,566
Income tax payments	35,743	18,546	9,765

See notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN RETAINED EARNINGS AND ACCUMULATED OTHER COMPREHENSIVE INCOME

	Retained Earnings	Accumulated Other Comprehensive Income	Comprehensive Income
	(In thousands)
Balances January 1, 2001	$382,426	$(20,869)
Net income	31,631		$31,631
Cumulative translation adjustments		(4,934)	(4,934)
Minimum pension liability adjustments(a)		(413)	(413)

Comprehensive income			$26,284

Common dividends	(6,432)
Preferred dividends	(48)

Balances December 31, 2001	407,577	(26,216)
Net income	35,077		$35,077
Cumulative translation adjustments		5,772	5,772
Minimum pension liability adjustments(a)		(57)	(57)

Comprehensive income			$40,792

Common dividends	(7,914)
Preferred dividends	(47)

Balances December 31, 2002	434,693	(20,501)
Net income	65,267		$65,267
Cumulative translation adjustments		14,699	14,699
Minimum pension liability adjustments(a)		(235)	(235)

Comprehensive income			$79,731

Special distribution to common shareholders	(53,799)
Common dividends	(9,425)
Preferred dividends	(46)

Balances December 31, 2003	$436,690	$(6,037)

(a)	Charges to minimum pension liability adjustments in 2003, 2002 and 2001 are net of tax benefits of $157,000, $38,000 and $275,000, respectively.

Components of accumulated other comprehensive income are as follows:

	2003	2002	2001
	(In thousands)
Cumulative translation adjustments	$(4,894)	$(19,593)	$(25,365)
Minimum pension liability adjustments	(1,143)	(908)	(851)

Accumulated other comprehensive income	$(6,037)	$(20,501)	$(26,216)

See notes to consolidated financial statements.

Notes to consolidated financial statements

Note 1 – Significant Accounting Policies

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of Consolidation—The consolidated financial statements include the accounts of the company and all subsidiaries. Intercompany accounts and transactions are eliminated. To facilitate timely reporting, several international subsidiaries have November 30th fiscal year ends. Certain prior year amounts have been reclassified to conform with the current year presentation.

Currency Translation—The functional currency of all significant foreign subsidiaries is the local currency. Assets and liabilities of these subsidiaries are translated at year-end exchange rates. Income statement accounts are translated at the average rates of exchange prevailing during the year. Translation adjustments for these companies are reported as a component of shareholders’ equity and are not included in income. Foreign currency transaction gains and losses are included in net income for the period.

Cash Equivalents—Cash equivalents include temporary deposits with financial institutions and highly liquid investments with original maturities of 90 days or less.

Inventories—Inventories are stated at the lower of cost or market. Most U.S. inventories are valued on the last-in, first-out (LIFO) cost method. Other inventories are valued on the average cost method or at standard costs which approximate actual costs.

Property and Depreciation—Property is recorded at cost. Depreciation is computed using straight-line and accelerated methods over the estimated useful lives of the assets. Expenditures for significant renewals and improvements are capitalized. Ordinary repairs and maintenance are expensed as incurred. Gains or losses on property dispositions are included in income and the cost and related depreciation are removed from the accounts.

Goodwill and Other Intangible Assets—Effective January 1, 2002, the company adopted FAS No. 142, Goodwill and Other Intangible Assets. Under this standard, goodwill and intangible assets with indefinite lives are not amortized, but are subject to impairment write-down tests that must be performed at least annually. For years ending prior to 2002, goodwill was amortized on a straight line basis over periods not exceeding 35 years. Other intangible assets are amortized on a straight-line basis over their useful lives.

Revenue Recognition—Revenue from the sale of products is recognized when title, ownership, and the risk of loss have transferred to the customer, which generally occurs either when product is shipped to the customer or, in the case of most U.S. distributor customers, when product is delivered to the customer’s delivery site. The company establishes its shipping terms according to local practice and market characteristics. The company does not ship product unless it has an order or other documentation authorizing shipment to its customers. The company makes appropriate provisions for uncollectible accounts receivable and product returns, both of which have historically been insignificant in relation to its net sales. Certain distributor customers receive price rebates based on their level of purchases and other performance criteria that are documented in established distributor programs. These rebates are accrued as a reduction of net sales as they are earned by the customer.

Notes to consolidated financial statements

Shipping and Handling—Shipping and handling expenses for products sold to customers are charged to cost of products sold as incurred. Amounts billed to customers for shipping and handling are included in net sales.

Product Warranties—Estimated expenses related to product warranties and additional service actions are charged to cost of products sold in the period in which the related revenue is recognized or when significant product quality issues are identified.

Research and Development—Research and development costs are expensed as incurred.

Income Taxes—Deferred income taxes are provided for temporary differences between financial and tax reporting. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized. No provision is made for possible U.S. taxes on the undistributed earnings of foreign subsidiaries that are considered to be reinvested indefinitely. Calculation of the unrecognized deferred tax liability for temporary differences related to these earnings is not practicable. Where it is contemplated that earnings will be remitted, credits for foreign taxes already paid are expected to generally offset applicable U.S. income taxes. In cases where they will not offset U.S. income taxes, appropriate provisions are recorded.

Stock-Based Compensation Plans—The company applies the intrinsic value-based method in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. Accordingly, no compensation cost is recognized for stock option grants. Compensation cost for restricted stock awards is measured at the market value of the shares when awarded. Unearned stock compensation is reported in shareholders’ equity and is charged to income over the restriction period.

If the company had elected to recognize compensation cost based on the fair value of the options at the grant date as prescribed by FAS 148, Accounting for Stock-Based Compensation—Transition and Disclosure, net income and earnings per share would have been reduced to the pro forma amounts shown below:

	2003	2002	2001
	(In thousands)
Net income as reported	$65,267	$35,077	$31,631
Fair value of stock options granted, net of tax	(1,374)	(1,717)	(1,519)

Pro forma net income	63,893	33,360	30,112

Basic earnings per share:
As reported	$1.78	$.96	$.88
Pro forma	1.74	.91	.84

Diluted earnings per share:
As reported	$1.75	$.95	$.87
Pro forma	1.71	.90	.83

The fair value of the options granted was estimated at the grant dates using the Black-Scholes option pricing model and the following weighted average assumptions for options granted in 2003, 2002, and 2001, respectively; risk-free interest rate of 4.0%, 5.3%, and 5.2%; dividend yield of 2.1%, 2.0%, and 2.1%; expected option life of 9.9 years, 9.9 years, and 9.9 years; and expected volatility factor of 23%, 23%, and 23%.

Derivative Instruments—The company uses derivative instruments to dampen the effects of changes in currency exchange rates and to achieve a targeted mix of fixed and floating interest rates on outstanding

Notes to consolidated financial statements

debt. The company does not enter into derivative transactions for speculative purposes and does not hold derivative instruments for trading purposes. Derivative instruments, including interest rate swaps and forward exchange contracts, are not accounted for as hedges and are marked-to-market each period. The realized and unrealized gains or losses on these instruments are recognized in income in the current period. MSA estimates the fair value of all derivatives based on quoted market prices or pricing models, and records all derivatives on the balance sheet at fair value.

Note 2—Subsequent Event

On January 28, 2004, the company paid a 3-for-1 stock split of the common stock to shareholders of record on January 16, 2004. Share and per share information in this report has been adjusted to reflect the split.

Note 3—Capital Stock

➢	Common stock, no par value—180,000,000 shares authorized

➢	Second cumulative preferred voting stock, $10 par value—1,000,000 shares authorized; none issued

➢	4 1/2% cumulative preferred nonvoting stock, $50 par value—100,000 shares authorized; 71,373 shares issued and 51,554 shares ($1,690,000) held in treasury (1,241 shares, $61,000, purchased for treasury in 2003; no activity in 2002; 600 shares, $21,000, purchased for treasury in 2001)

Notes to consolidated financial statements

Common stock activity is summarized as follows:

	Shares			Dollars
	Shares Issued	Stock Compensation Trust	Shares in Treasury	Shares Issued	Stock Compensation Trust	Treasury Cost
				(In thousands)
Balances January 1, 2001	20,335,797	(1,639,320)	(6,868,854)	$18,841	$(25,683)	$(129,066)
Restricted stock awards		860		12	13
Restricted stock awards forfeited			(3,900)			(80)
Stock options exercised	147,254	223,087		4,226	3,491
Tax benefit related to stock plans				2,307
Treasury shares purchased			(94,197)			(3,206)

Balances December 31, 2001	20,483,051	(1,415,373)	(6,966,951)	25,386	(22,179)	(132,352)
Restricted stock awards	23,198			915
Stock options exercised	73,860	30,744		1,786	482
Tax benefit related to stock plans				539
Treasury shares purchased			(21,500)			(846)

Balances December 31, 2002	20,580,109	(1,384,629)	(6,988,451)	28,626	(21,697)	(133,198)
Restricted stock awards		27,235		517	427
Restricted stock awards forfeited			(1,000)			(37)
Stock options exercised		120,317		1,151	1,885
Tax benefit related to stock plans				893
Treasury shares purchased			(44,253)			(2,248)

Balances December 31, 2003	20,580,109	(1,237,077)	(7,033,704)	31,187	(19,385)	(135,483)
3-for-1 stock split (January 2004)	41,160,218	(2,474,154)	(14,067,408)

Adjusted balances December 31, 2003	61,740,327	(3,711,231)	(21,101,112)	31,187	(19,385)	(135,483)

The Mine Safety Appliances Company Stock Compensation Trust was established to fund certain benefit plans, including employee and non-employee directors stock options and awards. Shares held by the Stock Compensation Trust, and the corresponding cost of those shares, are reported as a reduction of common shares issued. Differences between the cost of the shares held by the Stock Compensation Trust and the market value of shares released for stock-related benefits are reflected in shares issued.

The company has a Shareholder Rights Plan under which each outstanding share of common stock is granted one-ninth of a preferred share purchase right. The rights are exercisable for a fraction of a share

Notes to consolidated financial statements

of preferred stock, only if a person or group acquires or commences a tender offer for 15% or more of the company’s common stock. In the event a person or group acquires 15% or more of the outstanding common stock, each right not owned by that person or group will entitle the holder to purchase that number of shares of common stock having a value equal to twice the $225 exercise price. The Board of Directors may redeem the rights for $.01 per right at any time until ten days after the announcement that a 15% position has been acquired. The rights expire on February 21, 2007.

Note 4—Segment Information

The company is organized into three geographic operating segments: North America, Europe, and International. The company is engaged in the manufacture and sale of safety equipment, including respiratory protective equipment, head protection, eye and face protection, hearing protectors, safety clothing, industrial emergency care products, mining safety equipment, thermal imaging cameras, and monitoring instruments.

Notes to consolidated financial statements

Reportable segment information is presented in the following table:

	North America	Europe	International	Reconciling Items		Consolidated Totals
	(In thousands)
2003
Sales to external customers	$452,567	$146,162	$97,744	$		$696,473
Intercompany sales	24,215	49,499	3,061		(76,775)
Net income from continuing operations	38,666	2,795	6,349		1,114	48,924
Net income from discontinued operations	2,685					2,685
Gain on sale of discontinued operations	13,658					13,658
Total assets continuing operations	419,472	190,179	68,611		(36,688)	641,574
Assets held for sale	2,311					2,311
Interest income	576	115	278		102	1,071
Interest expense	4,357	123	84			4,564
Noncash items:
Depreciation and amortization	17,071	4,972	1,144		21	23,208
Pension income (expense)	14,999	(3,847)	(307)			10,845
Equity in earnings of affiliates			(5)			(5)
Income tax provision	18,632	2,069	2,985		1,149	24,835
Investments in affiliates	366		153			519
Property additions	13,221	3,976	2,423		8	19,628
Fixed assets	93,296	19,918	7,319		27	120,560
2002
Sales to external customers	369,728	122,377	72,206		115	564,426
Intercompany sales	21,472	35,733	3,116		(60,321)
Net income from continuing operations	25,933	2,519	2,372		389	31,213
Net income from discontinued operations	3,864					3,864
Total assets continuing operations	363,999	145,663	50,364		(25,323)	534,703
Assets held for sale	45,062					45,062
Interest income	424	142	281		106	953
Interest expense	4,501	67	201			4,769
Noncash items:
Depreciation and amortization	16,012	4,446	1,047		20	21,525
Pension income (expense)	16,360	(3,123)	(112)			13,125
Equity in earnings of affiliates			23			23
Income tax provision	13,884	1,056	1,647		283	16,870
Investments in affiliates	1,374		158			1,532
Property additions	15,538	3,698	831		5	20,072
Fixed assets	100,213	25,329	4,824		41	130,407
2001
Sales to external customers	343,646	94,187	71,735		168	509,736
Intercompany sales	20,074	21,668	2,124		(43,866)
Net income from continuing operations	22,575	130	3,619		(473)	25,851
Net income from discontinued operations	5,780					5,780
Total assets	399,912	96,372	48,816		(24,402)	520,698
Interest income	513	146	408		116	1,183
Interest expense	4,844	156	349			5,349
Noncash items:
Depreciation and amortization	17,714	3,680	1,170		26	22,590
Pension income (expense)	17,885	(2,783)	(140)			14,962
Equity in earnings of affiliates			40			40
Income tax provision	15,094	900	1,732		27	17,753
Investments in affiliates	1,374		135			1,509
Property additions	13,407	4,916	1,621		43	19,987
Fixed assets	132,213	18,118	6,033		49	156,413

Notes to consolidated financial statements

Reconciling items consist primarily of intercompany eliminations and items reported at the corporate level.

Geographic information for sales to external customers, based on country of origin:

	2003	2002	2001
	(In thousands)
External sales
United States	$438,939	$356,434	$334,734
Germany	57,973	50,925	46,865
Other	199,561	157,067	128,137

Total external sales	696,473	564,426	509,736

Note 5—Income Taxes

The U.S. and non-U.S. components of income before income taxes and provisions for income taxes are summarized as follows:

	2003	2002	2001
	(In thousands)
Income From Continuing Operations Before Income Taxes
U.S. income	$64,289	$47,850	$34,190
Non-U.S. income	15,148	10,190	6,226
Currency translation gains (losses)	28	(317)	(776)
Eliminations	(5,706)	(9,640)	3,964

Income Before Income Taxes	73,759	48,083	43,604

Provision For Income Taxes
Current
Federal	9,608	8,115	5,370
State	2,526	610	404
Non-U.S.	7,779	3,380	2,720

Total current provision	19,913	12,105	8,494

Deferred
Federal	5,251	4,101	8,377
State	937	936	1,732
Non-U.S.	(1,266)	(272)	(850)

Total deferred provision	4,922	4,765	9,259

Provision for Income Taxes	24,835	16,870	17,753

Notes to consolidated financial statements

The following is a reconciliation of the U.S. Federal income tax rate to the effective tax rate for continuing operations:

	2003	2002	2001
Provision for income taxes at statutory rate	35.0%	35.0%	35.0%
State income taxes, net of federal benefit	3.0	2.9	3.4
Effects of foreign operations	.7		.2
Foreign tax credits	(.7)		(.5)
Valuation allowance	(1.6)	3.2	2.3
Research and development credit	(1.1)	(.2)	(1.0)
Adjustment of prior years income taxes	(1.1)	(4.4)
Other—net	(.5)	(1.4)	1.3

Provision for income taxes	33.7%	35.1%	40.7%

The components of deferred taxes are as follows:

	2003	2002
	(In thousands)
Deferred tax assets
Postretirement benefits	$5,598	$5,628
Inventory reserves	5,691	4,836
Vacation allowances	1,184	2,560
Net operating losses	7,407	5,023
Foreign tax credit carryforwards (expiring between 2004 and 2008)	1,901	1,975
Liability insurance	3,134	1,363
Basis of capital assets	6,400	5,105
Intangibles	1,409	1,371
Warranties	3,528	1,016
Other	5,272	3,734

Total deferred tax assets	41,524	32,611
Valuation allowance	(587)	(1,975)

Net deferred tax assets	40,937	30,636

Deferred tax liabilities
Depreciation	(20,033)	(26,213)
Pension	(44,752)	(37,296)
Other	(6,060)	(333)

Total deferred tax liabilities	(70,845)	(63,842)

Net deferred taxes	(29,908)	(33,206)

During 2003, the company released $1.2 million of foreign tax credit carry forward valuation allowances based on the implementation of various tax planning strategies and an improved outlook for utilization of these credits in future years.

Net operating loss carryforwards of $6,817,000 have no expiration date and $66,000, $471,000 and $53,000 expire in 2006, 2008 and 2013, respectively.

Undistributed earnings of international companies for which U.S. income taxes have not been provided were $90,927,000 at December 31, 2003.

Note 6—Stock Plans

The 1998 Management Share Incentive Plan provides for grants of restricted stock awards and stock options to eligible key employees through March 2008. The 1990 Non-Employee Directors’ Stock

Notes to consolidated financial statements

Option Plan, as amended April 1, 2001, provides for annual grants of stock options and restricted stock awards to eligible directors. As of December 31, 2003, there were 1,684,815 shares and 162,021 shares, respectively, reserved for future grants under these plans.

Restricted stock awards are granted without payment to the company in consideration of services to be performed in the ensuing three years (four years for employee awards prior to 2002). Restricted stock awards of 81,705 shares (fair value of $944,000), 69,594 shares (fair value of $915,000), and 2,580 shares (fair value of $25,000) were granted in 2003, 2002, and 2001, respectively. Restricted stock awards expense charged to operations was $716,000 in 2003, $766,000 in 2002, and $437,000 in 2001.

Stock options are generally granted at market value option prices and expire after ten years (limited instances of option prices in excess of market value and expiration after five years). Stock options granted in 2003 are exercisable beginning one year after the grant date. Options granted prior to 2003 were exercisable six months after the grant date.

During November 2003, the company made a special distribution of $1.46 per common share to shareholders of record on November 14, 2003. For options outstanding as of November 12, 2003, the ex-distribution date, option shares and exercise prices were adjusted to reflect the change in intrinsic value that resulted from the special distribution. The adjustments were based on the ratio of the change in the market price of common stock that occurred as a result of the special distribution.

A summary of option activity under the two plans follows:

	Shares	Weighted- Average Exercise Price	Exercisable at Year- end
Outstanding January 1, 2001	1,634,382	$6.69
Granted	733,032	8.46
Exercised	(1,111,023)	6.95
Forfeited	(15,930)	6.26

Outstanding December 31, 2001	1,240,461	7.52	1,240,461
Granted	552,165	13.17
Exercised	(313,812)	7.23

Outstanding December 31, 2002	1,478,814	9.69	1,478,814
Granted	744,630	11.58
Exercised before adjustment	(259,752)	8.16
Adjustment for special distribution	153,057	(.77)
Exercised after adjustment	(101,199)	9.06

Outstanding December 31, 2003	2,015,550	9.88	1,212,879

The following table summarizes information about outstanding options and exerciseable options at December 31, 2003:

	Options Outstanding			Options Exercisable
		Weighted-Average			Weighted-Average
Range of Exercise Price per Share	Shares	Exercise Price	Remaining Life	Shares	Exercise Price
$5.88 — $7.80	677,046	$7.14	6.5	677,046	$7.14
$9.03 — $10.65	781,203	10.60	9.1	24,576	9.03
$11.72 — $13.57	557,301	12.20	7.8	511,257	12.20

$5.88 — $13.57	2,015,550	9.88	7.9	1,212,879	9.31

Notes To Consolidated Financial Statements

Note 7—Pensions and Other Postretirement Benefits

The company maintains various defined benefit and defined contribution plans covering the majority of its employees. The principal U.S. plan is funded in compliance with the Employee Retirement Income Security Act (ERISA). It is the general policy to fund current costs for the international plans except in Germany and Mexico, where it is common practice and permissible under tax laws to accrue book reserves.

A minimum liability is recognized for unfunded defined benefit plans for which the accumulated benefit obligation exceeds accrued pension costs. The amount of the minimum liability in excess of unrecognized prior service cost, net of tax benefit, is recorded as a reduction in shareholders’ equity. Non-contributory plan benefits are generally based on years of service and employees’ compensation during the last years of employment. Benefits are paid from funds previously provided to trustees or are paid by the company and charged to the book reserves.

The company provides certain health care benefits and limited life insurance for retired employees and their eligible dependents.

Information pertaining to defined benefit pension plans and other postretirement benefits plans is provided in the following table.

	Pension Benefits		Other Benefits
	2003	2002	2003	2002
	(In thousands)
Change in Benefit Obligations
Benefit obligations at January 1	$218,010	$193,603	$20,677	$21,835
Service cost	6,802	5,378	423	392
Interest cost	14,036	12,917	1,395	1,404
Employee contributions	159	214
Plan amendments		454		(1,319)
Actuarial losses	10,844	11,666	2,509	487
Benefits paid	(13,178)	(12,242)	(2,131)	(2,122)
Curtailments	(2,143)
Currency translation effects	9,810	6,020

Benefit obligations at December 31	244,340	218,010	22,873	20,677

Change in Plan Assets
Fair value of plan assets at January 1	269,836	314,122
Actual return on plan assets	97,710	(32,599)
Employer contributions	3,822	2,433	231	122
Employee contributions	223	263
Benefits paid	(13,178)	(12,242)	(2,131)	(2,122)
Section 420 transfer to retiree medical plan	(1,900)	(2,000)	1,900	2,000
Reimbursement of German benefits	(2,478)	(719)
Currency translation effects	2,442	578

Fair value of plan assets at December 31	356,477	269,836

Funded Status
Funded status at December 31	112,137	51,826	(22,873)	(20,677)
Unrecognized transition gains	342	(137)
Unrecognized prior service cost	1,323	1,647	(1,910)	(2,138)
Unrecognized net actuarial (gains)/losses	(46,909)	9,846	8,686	6,768

Prepaid (accrued) benefit cost	66,893	63,182	(16,097)	(16,047)

Amounts Recognized in the Balance Sheet
Prepaid benefit cost	121,290	107,338
Accrued benefit liability	(56,785)	(46,226)	(16,097)	(16,047)
Intangible asset	524	557
Minimum pension liability adjustments	1,864	1,513

Prepaid (accrued) benefit cost	66,893	63,182	(16,097)	(16,047)

Accumulated Benefit Obligation for all Defined Benefit Plans	202,856	177,424

Notes to consolidated financial statements

	Pension Benefits			Other Benefits
	2003	2002	2001	2003	2002	2001
	(In thousands)
Components of Net Periodic Benefit Cost (Credit)
Service cost	$6,802	$5,378	$4,645	$423	$392	$502
Interest cost	14,036	12,917	12,393	1,395	1,404	1,488
Expected return on plan assets	(27,785)	(27,332)	(27,202)
Amortization of transition asset	(509)	(592)	(597)
Amortization of prior service cost	310	298	300	(228)	(138)	(108)
Recognized net actuarial (gains) losses	(1,677)	(3,794)	(4,745)	590	552	377
Curtailment (gain) loss	(2,022)		244

Net periodic benefit (credit) cost	(10,845)	(13,125)	(14,962)	2,180	2,210	2,259

	Pension Benefits		Other Benefits
	2003	2002	2003	2002
Assumptions used to determine benefit obligations
Discount rate	6.1%	6.4%	6.3%	6.5%
Rate of compensation increase	3.5%	3.5%
Assumptions used to determine net periodic benefit cost
Discount rate	6.3%	6.4%	6.5%	7.0%
Expected return on plan assets	8.5%	8.4%
Rate of compensation increases	3.5%	3.5%

The expected return on assets for the 2003 net periodic pension cost was determined by multiplying the expected returns of each asset class (based on historical returns) by the expected percentage of the total portfolio invested in that asset class. A total return was determined by summing the expected returns over all asset classes.

	Plan Assets at December 31
	2003	2002
Asset Category
Equity securities	79.2%	74.5%
Debt securities	15.3%	20.2%
Real estate	0.3%	0.3%
Cash/other	5.2%	5.0%

Total	100.0%	100.0%

Investment policies are determined by the Plan’s Investment Committee and set forth in the Plan’s Investment Policy. Asset managers are granted discretion for determining sector mix, selecting securities and timing transactions, subject to the guidelines of the Investment Policy. An aggressive, flexible management of the portfolio is permitted. No target asset allocations are set forth in the Investment Policy.

The company expects to make net contributions of $1.3 million to its pension plans in 2004.

For measurement purposes, a 7.5% increase in the costs of covered health care benefits was assumed for the year 2003, decreasing by .5% for each successive year to 4% in 2010 and thereafter. A

Notes to consolidated financial statements

one-percentage-point change in assumed health care cost trend rates would have increased or decreased the other postretirement benefit obligations and current year plan expense by approximately $1.0 million and $100,000, respectively.

Expense for defined contribution pension plans was $3,360,000 in 2003, $3,049,000 in 2002, and $2,739,000 in 2001.

The U.S. defined benefit pension plan owned 2,533,500 shares (market value $67.1 million) at December 31, 2003 and 3,049,500 shares (market value $32.8 million) at December 31, 2002 of the company’s common stock. The pension plan received dividends and distributions of $4,506,865 and $666,650, respectively, on these shares.

In December 2003, Congress enacted the Medicare Prescription Drug, Improvement and Modernization Act of 2003. The act incorporates a plan sponsor subsidy based on a percentage of the beneficiary’s annual prescription drug benefits, within certain limits, and provides the retiree with the opportunity to obtain prescription drugs under Medicare. Specific authoritative guidance on the accounting for federal subsidy is pending and that guidance, when issued, could require plan sponsors to change previously reported information. Management is currently evaluating the effect of the act on the company, but does not expect the reductions in postretirement benefit costs to be significant. In accordance with FASB Staff Position FAS 106-1, the company has elected to defer accounting for the effect of the act. Accordingly, the benefit obligation and net periodic benefit cost do not reflect any potential effects of the act.

Note 8—Earnings per Share

Basic earnings per share is computed on the weighted average number of common shares outstanding during the period. Diluted earnings per share includes the effect of the weighted average stock options outstanding during the period, using the treasury stock method. Antidilutive options are not considered in computing diluted earnings per share.

	2003	2002	2001
	(In thousands)
Net income from continuing operations	$48,924	$31,213	$25,851
Preferred stock dividends	(46)	(47)	(48)

Income available to common shareholders	48,878	31,166	25,803

Basic shares outstanding	36,730	36,512	35,729
Stock options	534	373	508

Diluted shares outstanding	37,264	36,885	36,237

Antidilutive stock options	0	552	0

Note 9—Accounts Receivable Securitization

The company has an arrangement with a financial institution under which it securitizes, on a continuous basis, an undivided interest in eligible trade accounts receivable. Pursuant to this arrangement, the company sells eligible accounts receivable to Mine Safety Funding Corporation, or MSF, a wholly-owned, bankruptcy-remote subsidiary. MSF was formed to purchase these accounts receivable and sell undivided interests in such receivables to a bank-sponsored commercial paper conduit in exchange for proceeds from interest-bearing securities that are issued by the special purpose entity and secured by future collections on the sold receivables. Following the transfer of the sold receivables to the commercial paper conduit, the receivables are no longer assets of the company and the sold receivables no

Notes to consolidated financial statements

longer appear on its balance sheet. As collections reduce the amount of accounts receivable included in the pool, the Company sells new accounts receivable to MSF which, in turn, securitizes these new accounts receivable with the commercial paper conduit.

The Company is permitted to securitize up to $30.0 million of accounts receivable under this arrangement. The actual amount of accounts receivable securitized each month is a function of the net change (new billings, less collections) of eligible accounts receivable, the impact of detailed eligibility requirements in the agreement (e.g., the aging, terms of payment, quality criteria and customer concentrations) and the application of various reserves, which are typical in securitization transactions. A decrease in the amount of eligible accounts receivable could result in its inability to continue to securitize all or a portion of its accounts receivable. It is not unusual, however, for the amount of its eligible accounts receivable to vary by up to $5.0 to $10.0 million per month. The commercial paper conduit charges the Company fees based on the level of accounts receivable securitized under this arrangement and the commercial paper market rates plus the financial institution’s cost to administer the program. Securitization transactions are used to achieve isolation of the sold receivables for the benefit of the securitization investors and represent cost-effective source of funding.

The costs incurred under this program, $1.0 million, $1.5 million and $1.8 million in 2003, 2002 and 2001, respectively, have been accounted for as a component of other income, net. At December 31, 2003 and 2002, we securitized accounts receivable of $15.0 million and $29.0 million, respectively, under this program. Our retained interests in accounts receivable available for securitization were $40.0 million and $36.5 million at December 31, 2003 and 2002, respectively.

Note 10—Inventories

	2003	2002
	(In thousands)
Finished products	$34,660	$25,928
Work in process	17,476	14,936
Raw materials and supplies	37,967	35,884

Total inventories	90,103	76,748

Excess of FIFO costs over LIFO costs	39,083	39,431

Inventories stated on the LIFO basis represent 40%, 38%, and 52% of the total inventories at December 31, 2003, 2002, and 2001, respectively.

Reductions in certain inventory quantities during 2002 resulted in liquidations of LIFO inventories carried at lower costs prevailing in prior years. The effect of these liquidations reduced cost of sales by $387,000 in 2002, and increased net income by $235,000.

Notes to consolidated financial statements

Note 11—Long-Term Debt

	2003	2002
	(In thousands)
U.S.
Industrial development debt issues payable through 2022, 1.3%	$10,750	$10,750
Series B Senior Notes payable through 2006, 7.69%	12,000	16,000
Senior Notes payable through 2012, 8.39%	40,000	40,000
Other	150	200
International
Various notes payable through 2010, 5.06% to 19.0%	1,853	2,364

Total	64,753	69,314
Amounts due within one year	4,838	4,964

Long-term debt	59,915	64,350

Approximate maturities of these obligations over the next five years are $4,838,000 in 2004, $4,561,000 in 2005, $8,231,000 in 2006, $105,000 in 2007, and $8,105,000 in 2008. Some debt agreements require the company to maintain certain financial ratios and minimum net worth and contain restrictions on the total amount of debt. The company was in compliance with its debt covenants as of December 31, 2003.

Note 12—Other Income

	2003	2002	2001
	(In thousands)
Interest	$1,071	$953	$1,183
Rent	532	710	739
Dividends	1,048	725	625
Dispositions of assets	(826)	(864)	(136)
Other income, net	(101)	747	365

Total	1,724	2,271	2,776

Note 13—Leases

The company leases office space, manufacturing and warehouse facilities, automobiles and other equipment under operating lease arrangements. Rent expense was $9,120,000 in 2003, $6,879,000 in 2002, and $6,020,000 in 2001. Minimum rental commitments under noncancelable leases are $5,262,000 in 2004, $4,259,000 in 2005, $3,621,000 in 2006, $2,739,000 in 2007, $2,657,000 in 2008, and $9,075,000 after 2008.

Note 14—Goodwill and Intangible Assets

During 2002, the company adopted FAS No. 142, Goodwill and Other Intangible Assets. Under this standard, goodwill and other intangible assets with indefinite lives are not amortized, but are subject to impairment tests that must be performed at least annually. Transitional impairment tests performed as of January 1, 2002 indicated that no goodwill impairment existed and as a result the company did not recognize a transitional impairment loss. Annual goodwill impairment tests performed during the fourth quarters of 2002 and 2003 also indicated that no goodwill impairment existed and as a result the company has not recognized an impairment loss.

Notes to consolidated financial statements

The effects of adopting the non-amortization provisions of FAS 142 on net income from continuing operations and basic earnings per share were as follows:

	2003	2002	2001
	(In thousands, except per share amounts)
Reported net income from continuing operations	$48,924	$31,213	$25,851
Goodwill amortization, net of tax			1,365

Adjusted net income from continuing operations	48,924	31,213	27,216

Basic earnings per share:
Reported net income from continuing operations	$1.33	$.85	$.72
Goodwill amortization, net of tax			.04

Adjusted net income from continuing operations	1.33	.85	.76

Intangible assets include patents and license agreements that will be fully amortized in 2005 and 2008, respectively. These items are included in other noncurrent assets. At December 31, 2003, intangible assets totaled $3,307,000, net of accumulated amortization of $2.9 million. Intangible asset amortization expense is expected to be $702,000 in 2004, $655,000 in 2005, $650,000 in 2006, $650,000 in 2007 and $650,000 in 2008.

Changes in goodwill and intangible assets, net of accumulated amortization during the year ended December 31, 2003 were as follows:

	Goodwill	Intangibles
	(In thousands)
Net balances at January 1, 2003	$42,963	$171
Goodwill acquired	200
Intangibles acquired		3,250
Amortization expense		(114)
Currency translation and other	1,647

Net balances at December 31, 2003	44,810	3,307

At December 31, 2003, goodwill of $34.3 million and $10.5 million related to the North American and European operating segments, respectively.

Note 15—Short-Term Debt

Short-term bank lines of credit amounted to $20,403,000 of which $19,575,000 was unused at December 31, 2003. Generally, these short-term lines of credit are renewable annually, and there are no significant commitment fees or compensating balance requirements. Short-term borrowings with banks, which exclude the current portion of long-term debt, were $828,000 and $9,096,000 at December 31, 2003 and 2002, respectively. The average month-end balance of total short-term borrowings during 2003 was $560,000 while the maximum month-end balance of $1,929,000 occurred at March 31, 2003. The average interest rate during 2003 was approximately 9% based upon total short-term interest expense divided by the average month-end balance outstanding, and 3% at year-end.

Notes to consolidated financial statements

Note 16—Acquisitions

On April 30, 2002, the company acquired CGF Gallet of Lyon, France, the leading European manufacturer of protective helmets for the fire service, as well as head protection for the police and military. The acquisition of Gallet complements the company’s strong existing line of fire service products and provides the opportunity to capitalize on opportunities in other areas where Gallet is strong—such as the law enforcement, military, and aviation markets. Gallet’s results of operations have been included in the company’s consolidated financial statements from the acquisition date.

The aggregate purchase price was $16.6 million of cash and includes amounts paid to the previous owners and other direct external costs associated with the acquisition. The acquisition was recorded using the purchase method of accounting and, accordingly, the purchase price was allocated to assets acquired and liabilities assumed based on their estimated fair values at the acquisition date.

The following table summarizes the estimated fair values of the Gallet assets acquired and the liabilities assumed at the date of acquisition:

April 30, 2002
(In thousands)
Current assets	$17,427
Property	5,800
Goodwill	7,863

Total assets acquired	31,090

Current Liabilities	11,093
Long term debt	3,016
Other liabilities	349

Total liabilities assumed	14,458

Net assets acquired	16,632

Goodwill related to the Gallet acquisition, which is included in the European operating segment, is not expected to be deductible for tax purposes.

On February 1, 2001, the company acquired Surety Manufacturing and Testing, Ltd. (Surety), a leading provider of fall protection equipment and rescue systems. The acquisition was recorded using the purchase method of accounting. The purchase price of $7.1 million was allocated to assets acquired and liabilities assumed based on estimated fair values and included $5.6 million in goodwill, which is included in the North American operating segment.

The results of operations of Surety are included in the financial statements from the acquisition date.

The following unaudited pro forma summary presents the company’s consolidated results as if the acquisitions had occurred at the beginning of 2001. The pro forma information does not necessarily reflect the actual results that would have occurred and is not necessarily indicative of future results of operations for the combined companies.

	2003	2002	2001
	(In thousands, except earnings per share)
Net sales	$696,473	$578,252	$535,317
Net income from continuing operations	48,924	32,189	26,559
Basic earnings per share	1.33	.88	.74

Notes to consolidated financial statements

Note 17—Discontinued Operations

On September 12, 2003, the company sold certain assets of the Callery Chemical Division to BASF Corporation for $64.6 million. The operating results of the Callery Chemical Division and the gain on the sale of the division, as summarized below, have been classified as discontinued operations for all periods presented. Net income from discontinued operations for 2002 includes $42,000 of expenses directly related to the sale of the division.

	2003	2002	2001
	(In thousands)
Net sales	$21,345	$29,473	$33,120
Income before income taxes	4,210	6,147	9,282
Provision for income taxes	1,525	2,283	3,502

Net income from discontinued operations	2,685	3,864	5,780
Gain on sale of discontinued operations	$22,390
Provision for income taxes	8,732

Gain on sale of discontinued operations—after tax	13,658

At December 31, 2003 and 2002, discontinued operations net assets classified as held for sale consisted of the following:

	2003	2002
	(In thousands)
Accounts receivable and other current assets	$2,311	$7,983
Inventory		7,705
Property, net		29,374

Net assets held for sale	2,311	45,062

Note 18—Product Warranties

The company provides warranties for certain products that are generally for a one or two year period, based on the specific product. The product warranty liability represents the company’s best estimate of the probable liability under its product warranties. The estimates are based on historical experience, including assumptions regarding the cost of corrective action and the probable number of units to be repaired or replaced.

(In thousands)
Balance at January 1, 2003	$4,879
Warranty accruals	10,784
Service costs incurred	(7,311)
Currency translation	345

Balance at December 31, 2003	8,697

Note 19—Contingencies

Various lawsuits and claims arising in the normal course of business are pending against the company. These lawsuits are primarily product liability claims. Pending claims include several multi-party asbestosis or silicosis suits, generally as a result of the presence of safety equipment supplied by MSA and other manufacturers at locations named in the suits. While the amounts claimed may be substantial, the ultimate liability of the company is not determinable because of uncertainties, including the number of defendants in each suit and the jurisdiction.

Notes to consolidated financial statements

The company maintains a reserve for uninsured product liability based on expected settlement charges for pending claims and an estimate of unreported claims derived from experience, sales volumes, and other relevant information. The company reevaluates its exposures on an ongoing basis and makes adjustments to reserves as appropriate. Based on available information, management believes that the disposition of matters that are currently pending will not have a material adverse effect on the results of operations, cash flows or financial position of the company.

The company has retained responsibility for certain environmental costs at the Callery Chemical site in the event that corrective action is required by governmental regulations. Under the terms of the asset purchase agreement with BASF, MSA’s maximum liability for these matters is capped at $50.0 million. Based on environmental studies performed prior to the sale of the division, the company does not believe that its potential exposure under the terms of this agreement will materially affect the results of operations, cash flows, or financial condition.

Note 20—Quarterly Financial Information (Unaudited)

	2003 Quarters					2002 Quarters
	1st	2nd	3rd	4th	Year	1st	2nd	3rd	4th	Year
	(In thousands, except earnings per share)
Net sales	$160,391	$175,939	$171,927	$188,216	$696,473	$128,058	$141,862	$143,398	$151,108	$564,426
Gross profit	66,538	72,652	69,918	79,146	288,254	55,638	57,090	57,910	62,573	233,211
Net income from continuing operations	10,499	12,192	10,984	15,249	48,924	7,724	7,897	5,323	10,269	31,213
Net income from discontinued operations	1,514	1,273	(102)		2,685	260	1,587	470	1,547	3,864
Gain on sale of discontinued operations—after tax			13,658		13,658

Net income	12,013	13,465	24,540	15,249	65,267	7,984	9,484	5,793	11,816	35,077
Basic earnings per share:
Continuing operations	.29	.33	.30	.41	1.33	.21	.21	.15	.28	.85
Discontinued operations	.04	.04	.37		.45	.01	.04	.01	.05	.11

Total	.33	.37	.67	.41	1.78	.22	.25	.16	.33	.96
Diluted earnings per share:
Continuing operations	.29	.33	.29	.40	1.31	.21	.21	.15	.28	.85
Discontinued operations	.04	.04	.36		.44	.01	.03	.01	.05	.10

Total	.33	.37	.65	.40	1.75	.22	.24	.16	.33	.95

CONSOLIDATED CONDENSED STATEMENT OF INCOME

	Three Months Ended March 31 Unaudited
	2004	2003
	(Thousands of dollars, except per share amounts)
Net sales	$194,490	$160,391
Other income	786	96

	195,276	160,487

Costs and expenses
Cost of products sold	109,331	93,853
Selling, general and administrative	47,730	39,096
Research and development	5,215	5,042
Depreciation and amortization	5,820	5,393
Interest	514	1,119
Currency exchange loss (gain)	667	(1,150)

	169,277	143,353

Income from continuing operations before income taxes	25,999	17,134
Provision for income taxes	9,861	6,635

Net income from continuing operations	16,138	10,499
Net income from discontinued operations		1,514

Net income	$16,138	$12,013

Basic earnings per common share:
Continuing operations	$0.44	$0.29
Discontinued operations		0.04

Net income	$0.44	$0.33

Diluted earnings per common share:
Continuing operations	$0.43	$0.29
Discontinued operations		0.04

Net income	$0.43	$0.33

Dividends per common share	$0.07	$0.06

See notes to consolidated condensed financial statements.

CONSOLIDATED CONDENSED BALANCE SHEET

	March 31 2004	December 31 2003
	(Thousands of dollars, except share data)

	Unaudited
ASSETS
Current assets
Cash and cash equivalents	$73,917	$73,244
Trade receivables, less allowance for doubtful accounts of $6,597 and $6,418	82,101	89,919
Other receivables	55,388	38,981
Inventories:
Finished products	39,305	34,660
Work in process	19,161	17,476
Raw materials and supplies	39,307	37,967

Total inventories	97,773	90,103

Deferred tax assets	18,571	17,890
Prepaid expenses and other current assets	13,438	10,794
Assets held for sale		2,311

Total current assets	341,188	323,242

Property, plant and equipment	355,839	359,946
Less accumulated depreciation	(235,770)	(239,386)

Net property	120,069	120,560
Prepaid pension cost	124,546	121,290
Deferred tax assets	22,780	23,047
Goodwill	44,535	44,810
Other noncurrent assets	10,310	10,936

TOTAL	$663,428	$643,885

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Notes payable and current portion of long-term debt	$5,822	$5,666
Accounts payable	40,999	40,029
Employees’ compensation	15,728	15,486
Insurance	15,399	13,518
Taxes on income	5,519	4,976
Other current liabilities	36,200	35,040

Total current liabilities	119,667	114,715

Long-term debt	59,717	59,915
Pensions and other employee benefits	74,181	74,808
Deferred tax liabilities	73,245	70,845
Other noncurrent liabilities	14,740	15,744

Shareholders’ equity
Preferred stock, 4 1/2% cumulative—authorized 100,000 shares of $50 par value; issued 71,373 and 71,373 shares, callable at $52.50 per share	3,569	3,569
Second cumulative preferred voting stock—authorized 1,000,000 shares of $10 par value; none issued
Common stock—authorized 180,000,000 shares of no par value; issued 61,740,327 and 61,740,327 shares (outstanding 36,994,014 and 36,927,984 shares)	32,245	31,187
Stock compensation trust—3,627,505 and 3,711,231 shares	(18,948)	(19,385)
Less treasury shares, at cost:
Preferred—51,554 and 51,554 shares	(1,690)	(1,690)
Common—21,118,808 and 21,101,112 shares	(135,926)	(135,483)
Deferred stock compensation	(1,726)	(993)
Accumulated other comprehensive (loss)	(5,878)	(6,037)
Earnings retained in the business	450,232	436,690

Total shareholders’ equity	321,878	307,858

TOTAL	$663,428	$643,885

See notes to consolidated condensed financial statements.

CONSOLIDATED CONDENSED STATEMENT OF CASH FLOWS

	Three Months Ended March 31 Unaudited
	2004	2003
	(Thousands of dollars)
Operating Activities
Net income	$16,138	$12,013
Net income from discontinued operations		(1,514)

Net income from continuing operations	16,138	10,499
Depreciation and amortization	5,820	5,393
Pensions	(1,917)	(2,367)
Gain on sale of investments and assets	(38)	(21)
Deferred income taxes	1,677	1,638
Changes in operating assets and liabilities	(13,522)	(18,034)
Other—including currency exchange adjustments	177	(312)

Cash flow from continuing operations	8,335	(3,204)
Cash flow from discontinued operations	2,061	4,196

Cash flow from operating activities	10,396	992

Investing Activities
Property additions	(5,601)	(3,722)
Property disposals	67	24
Other investing	(1,570)	(574)

Cash flow from investing activities	(7,104)	(4,272)

Financing Activities
Additions to long-term debt	11	93
Reductions of long-term debt	(80)	(424)
Changes in notes payable and short-term debt	168	(3,052)
Cash dividends	(2,596)	(2,087)
Company stock purchases	(443)	(264)
Company stock sales	561

Cash flow from financing activities	(2,379)	(5,734)

Effect of exchange rate changes on cash	(240)	428

Increase/(decrease) in cash and cash equivalents	673	(8,586)
Beginning cash and cash equivalents	73,244	36,477

Ending cash and cash equivalents	$73,917	$27,891

See notes to consolidated condensed financial statements.

Notes to consolidated condensed financial statements

Unaudited

(1) Basis of Presentation

We have prepared the consolidated condensed financial statements in accordance with accounting principles generally accepted in the United States of America for interim financial information and with the rules and regulations for reporting on Form 10-Q. Accordingly, they do not include certain information and disclosures required for audited financial statements.

The interim consolidated condensed financial statements are unaudited; however, we believe that all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of these interim periods have been included. The results for interim periods are not necessarily indicative of the results to be expected for the full year. Certain prior year amounts have been reclassified to conform with the current year presentation.

The Management’s Discussion and Analysis of Financial Condition and Results of Operations that is included elsewhere in this prospectus contains additional information about our results of operations and financial position and should be read in conjunction with these notes.

(2) Three-for-One Stock Split

All share and per share information has been adjusted to reflect the three-for-one stock split of our common stock effected on January 28, 2004.

(3) Earnings per Share

Basic earnings per share is computed on the weighted average number of shares outstanding during the period. Diluted earnings per share includes the effect of the weighted average stock options outstanding during the period, using the treasury stock method. Antidilutive options are not considered in computing diluted earnings per share.

	Three Months Ended March 31
(In Thousands)	2004	2003
Net income from continuing operations	$16,138	$10,499
Preferred stock dividends	11	12

Income available to common shareholders	16,127	10,487

Basic shares outstanding	36,964	36,631
Stock options	985	255

Diluted shares outstanding	37,949	36,886

Antidilutive stock options	4	1,263

Notes to consolidated condensed financial statements

Unaudited

(4) Comprehensive Income

Components of comprehensive income are as follows:

	Three Months Ended March 31
(In Thousands)	2004	2003
Net income from continuing operations	$16,138	$10,499
Net income from discontinued operations	—	1,514
Cumulative translation adjustments	159	2,113

Comprehensive income	16,297	14,126

Components of accumulated other comprehensive loss are as follows:

(In Thousands)	March 31 2004	December 31 2003
Cumulative translation adjustments	$(4,735)	$(4,894)
Minimum pension liability adjustments	(1,143)	(1,143)

Accumulated other comprehensive loss	(5,878)	(6,037)

(5) Segment Information

We are organized into three geographic operating segments (North America, Europe and International), each of which includes a number of operating companies.

A summary of our reportable segment information is as follows:

	Three Months Ended March 31, 2004
(In Thousands)	North America	Europe	International	Reconciling	Consolidated Totals
Sales to external customers	$129,619	$39,386	$25,474	$11	$194,490
Intercompany sales	6,225	14,466	635	(21,326)	—
Net income from continuing operations	13,782	1,832	1,130	(606)	16,138

	Three Months Ended March 31, 2003
(In Thousands)	North America	Europe	International	Reconciling	Consolidated Totals
Sales to external customers	$106,765	$34,643	$18,981	$2	$160,391
Intercompany sales	6,577	13,025	721	(20,323)	—
Net income from continuing operations	8,025	1,096	1,173	205	10,499
Income from discontinued operations	1,514	—	—	—	1,514

Reconciling items consist primarily of intercompany eliminations and items reported at the corporate level.

Notes to consolidated condensed financial statements

Unaudited

(6) Pensions and Other Postretirement Benefits

Components of net periodic benefit (credit) cost for the three months ended March 31, 2003 and 2004 consisted of the following:

	Pension Benefits		Other Benefits
(In Thousands)	2004	2003	2004	2003
Service cost	$1,533	$1,452	$128	$106
Interest cost	3,487	3,372	376	349
Expected return on plan assets	(6,976)	(6,699)	—	—
Amortization of transition asset	64	(115)	—	—
Amortization of prior service cost	67	70	(57)	(57)
Recognized net actuarial (gains) losses	(92)	(447)	207	148

Net periodic benefit (credit) cost	(1,917)	(2,367)	654	546

We made contributions of $356,000 to our pension plans in the three months ended March 31, 2004. We expect to make pension contributions of $1.3 million during 2004.

(7) Accounts Receivable Securitization

At March 31, 2004, $15.0 million of securitized accounts receivable had been removed from our balance sheet under this program. Our retained interest in accounts receivable available for securitization was $56.4 million at March 31, 2004.

At December 31, 2003, $15.0 million of securitized accounts receivable had been removed from our balance sheet under this program. Our retained interests in accounts receivable available for securitization and recorded was $40.0 million at December 31, 2003.

(8) Goodwill and Intangible Assets

Changes in goodwill and intangible assets for the three months ended March 31, 2004 were as follows:

(In Thousands)	Goodwill	Intangibles
Balances at January 1, 2004	$44,810	$3,307
Amortization expense	—	(169)
Currency translation and other	(275)	—

Balances at March 31, 2004	44,535	3,138

At March 31, 2004, goodwill of $34.3 million and $10.2 million related to the North America and European operating segments, respectively.

(9) Stock Plans

We apply the intrinsic value-based method in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. Accordingly, no compensation cost is recognized for stock option grants. Compensation cost for restricted stock awards is measured at the market value of the shares when awarded. Unearned compensation related to restricted stock awards is reported in shareholders’ equity and charged to income over the restriction period.

Notes to consolidated condensed financial statements

Unaudited

If we had elected to recognize compensation cost based on the fair value of stock options at the grant date as prescribed by FAS 148, Accounting for Stock-Based Compensation—Transition and Disclosure, net income and earnings per share would have been reduced to the pro forma amounts shown below:

	Three Months Ended March 31
(In thousands)	2004	2003
Net income as reported	$16,138	$12,013
Fair value of stock options granted, net of tax	(436)	(90)

Pro forma net income	15,702	11,923

Basic earnings per share:
As reported	$0.44	$0.33
Pro forma	0.42	0.33
Diluted earnings per share:
As reported	$0.43	$0.33
Pro forma	0.41	0.32

Stock options granted in 2004 and 2003 vest in one year. For purposes of the pro forma disclosure, the estimated fair value of the options is amortized over the vesting period. The fair value of the options granted was estimated at the grant dates using the Black-Scholes option pricing model and the following weighted average assumptions for options granted in 2004 and 2003, respectively: risk-free interest rate of 2.9% and 4.0%; dividend yield of 2.0% and 2.1%; expected option of 9.9 years and 9.9 years; and expected volatility factor of 29% and 23%.

We grant restricted stock awards to eligible key employees and non-employee directors without payment to the company in consideration of services to be performed in the ensuing three years. Restricted stock awards expense was $202,000 and $143,000 in the first quarters of 2004 and 2003, respectively.

(10) Discontinued Operations

On September 12, 2003, we sold certain assets of the Callery Chemical Division to BASF Corporation. The operating results of Callery Chemical Division for the three months ended March 31, 2003, as summarized below, have been classified as discontinued operations.

(In thousands)	Three Months ended March 31, 2003
Net sales	$8,208

Income before income taxes	2,408
Provision for income taxes	894

Net income from discontinued operations	1,514

Assets held for sale at December 31, 2003 of $2.3 million represent trade receivables and other current assets that were retained by us when the division was sold and subsequently liquidated.

Notes to consolidated condensed financial statements

Unaudited

(11) Contingencies

Various lawsuits and claims arising in the normal course of business are pending against us. These lawsuits are primarily product liability claims. We are presently named as a defendant in approximately 1,850 lawsuits involving primarily respiratory protection products allegedly manufactured and sold by us. Collectively, these lawsuits represent a total of approximately 30,000 plaintiffs. Approximately 85% of these lawsuits involve plaintiffs alleging they suffer from silicosis, with the remainder alleging they suffer from other or combined injuries, including asbestosis. These lawsuits typically allege that these conditions resulted in part from respirators that were negligently designed or manufactured by us. Consistent with the experience of other companies involved in silica and asbestos-related litigation, there has been an increase in the number of asserted claims that could potentially involve us. We cannot determine our potential liability, if any, for such claims, in part because the defendants in these lawsuits are often numerous and the claims generally do not specify the amount of damages sought.

With some limited exceptions, we maintain insurance against product liability claims. We also maintain a reserve for uninsured product liability based on expected settlement charges for pending claims and an estimate of unreported claims derived from experience, sales volumes, and other relevant information. We reevaluate our exposures on an ongoing basis and make adjustments to reserves as appropriate. Based on information currently available, we believe that the disposition of matters that are pending will not have a materially adverse effect on our financial position.

In connection with our sale of the Callery Chemical facility in Evans City, Pennsylvania, we have retained responsibility for certain environmental costs at this site, where relatively low levels of contamination are known to exist. Under the terms of the asset purchase agreement with BASF, our maximum liability for these matters is capped at $50.0 million. Based on environmental studies performed prior to the sale of the division, we do not believe that our potential exposure under the terms of this agreement will materially affect our results of operations, cash flows, or financial position.

(12) Recently Issued Accounting Standards

In January 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities. FIN 46 establishes criteria to be used in determining whether an investment in a variable interest entity should be consolidated and is based on the premise that companies that control another entity through interests other than voting interests should consolidate the controlled entity. The provisions of FIN 46, which we adopted in the quarter ended March 31, 2004, did not have a material impact on our financial position, results of operations or cash flow.

In January 2004, the FASB issued Staff Position No. 106-1, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003. This act introduces a prescription drug benefit under Medicare Part D, as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. Specific authoritative guidance on accounting for the federal subsidy is pending, and that guidance, when issued, could require plan sponsors to change previously reported information. We are currently evaluating the effect of the act on us and do not expect that the reductions in postretirement benefit costs will be significant. In accordance with FASB Staff Position No. 106-1, we have elected to defer accounting for the effect of the act. Accordingly, the net periodic postretirement benefit costs and liability included in our financial statements do not reflect any potential effects of the act.

Part II

Information not required in prospectus

Item 14.    Other Expenses of Issuance and Distribution.

The following table sets forth expenses and costs payable by the selling stockholders (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the securities described in this registration statement.

Filing Fee for Registration Statement	$10,964.86
NASD filing fee	*
New York Stock Exchange fees	*
Legal fees and expenses	*
Accounting fees and expenses	*
Printing and engraving expenses	*
Registrar and transfer agent fees	*

Total	*

*	To be filed by amendment.

Item 15.    Indemnification of Directors and Officers.

Sections 1741 through 1750 of Subchapter C, Chapter 17, of the Pennsylvania Business Corporation Law of 1988, or the BCL, contain provisions for mandatory and discretionary indemnification of a corporation’s directors, officers and other personnel and related matters.

Under Section 1741, subject to certain limitations, a corporation has the power to indemnify directors and officers under certain prescribed circumstances against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with an action or proceeding, whether civil, criminal, administrative or investigative, to which any of them is a party by reason of his being a director, officer, employee or agent of the corporation or serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal proceeding, has no reasonable cause to believe his conduct was unlawful. Under Section 1743, indemnification is mandatory to the extent that the director, officer, employee or agent has been successful on the merits or otherwise in defense of any action or proceeding relating to third-party or derivative actions if the appropriate standards of conduct are met.

Section 1742 provides for indemnification in derivative actions except in respect of any claim, issue or matter as to which the person has been adjudged to be liable to the corporation unless and only to the extent that the proper court determines upon application that, despite the adjudication of liability but in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for the expense that the court deems proper.

Section 1744 provides that, unless ordered by a court, any indemnification under Sections 1741 or 1742 shall be made by the corporation as authorized in the specific case upon a determination that the

PART II

representative met the applicable standard of conduct set forth in those sections and such determination shall be made by the board of directors by majority vote of a quorum of directors not parties to the action or proceeding; if a quorum is not obtainable or if obtainable and a majority of disinterested directors so directs, by independent legal counsel; or by the stockholders.

Section 1745 provides that expenses incurred by an officer, director, employee or agent in defending a civil or criminal action or proceeding may be paid by the corporation in advance of the final disposition of such action or proceeding upon receipt of an undertaking by or on behalf of such person to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation.

Section 1746 provides generally that except in any case where the act or failure to act giving rise to the claim for indemnification is determined by the court to have constituted willful misconduct or recklessness, the indemnification and advancement of expenses provided by this Subchapter of the BCL shall not be deemed exclusive of any other rights to which a person seeking indemnification or advancement of expenses may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding that office.

Section 1747 also grants a corporation the power to purchase and maintain insurance on behalf of any director or officer against any liability incurred by him in his capacity as officer or director, whether or not the corporation would have the power to indemnify him against the liability under this Subchapter of the BCL.

Sections 1748 and 1749 extend the indemnification and advancement of expenses provisions contained in Sections 1741-1750 of the BCL to successor corporations in fundamental changes and to representatives serving as fiduciaries of employee benefit plans.

Section 1750 provides that the indemnification and advancement of expenses provided by, or granted pursuant to, Sections 1741-1750 of the BCL shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs and personal representative of such person.

For information regarding provisions under which our directors or officers may be insured or indemnified in any manner against any liability that they may incur in their capacity as such, we refer you to Article VII of our By-Laws.

Item 16.    Exhibits and Financial Statement Schedules.

1.1	Form of Underwriting Agreement.*

4.1	Rights Agreement, dated as of February 10, 1997, between Mine Safety Appliances Company and Norwest Bank Minnesota, N.A. (filed as Exhibit (4) to MSA’s Form 10-K for the fiscal year ended December 31, 2001, File No. 1-5579, and incorporated by reference herein).

5.1	Opinion and Consent of Reed Smith LLP.

23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.

23.2	Consent of Reed Smith LLP (included in opinion, attached hereto as Exhibit 5).

24.1	Power of Attorney (included on signature page to Registration Statement).

*	To be filed by amendment.

PART II

Item 17.    Undertakings.

The registrant hereby undertakes:

1. That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4)or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

2. That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3. That, for the purpose of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act, (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

4. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 1 to the Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pittsburgh, State of Pennsylvania, on the 14th day of June, 2004.

MINE SAFETY APPLIANCES COMPANY

By:	*
Name:	John T. Ryan III
Title:	Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

* John T. Ryan III	Director; Chairman and Chief Executive Officer	June 14, 2004

/s/ DENNIS L. ZEITLER Dennis L. Zeitler	Vice President—Finance; Principal Financial Officer	June 14, 2004

* David W. Bishop II	Principal Accounting Officer	June 14, 2004

* Calvin A. Campbell, Jr.	Director	June 14, 2004

* James A. Cederna	Director	June 14, 2004

Signature	Title	Date

* Thomas B. Hotopp	Director	June 14, 2004

* Diane M. Pearse	Director	June 14, 2004

* L. Edward Shaw, Jr.	Director	June 14, 2004

* Thomas H. Witmer	Director	June 14, 2004

* John C. Unkovic	Director	June 14, 2004

/S/ DENNIS L. ZEITLER *By: Dennis L. Zeitler as Attorney-in-Fact		June 14, 2004

Exhibit index

1.1	Form of Underwriting Agreement.*

4.1	Rights Agreement, dated as of February 10, 1997, between Mine Safety Appliances Company and Norwest Bank Minnesota, N.A. (filed as Exhibit (4) to MSA’s Form 10-K for the fiscal year ended December 31, 2001, File No. 1-5579, and incorporated by reference herein).

5.1	Opinion and Consent of Reed Smith LLP.

23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.

23.2	Consent of Reed Smith LLP (included in opinion, attached hereto as Exhibit 5).

24.1	Power of Attorney (included on signature page to Registration Statement).

*	To be filed by amendment.